As Filed with the Securities and Exchange Commission on June 11, 1998
                                        Registration No.   333-45727
                                                           811-08635

===========================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                    FORM N-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                 Pre-Effective Amendment No.  1              [X]


                 Post-Effective Amendment No.                [ ]

                                 and/or

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940


                Amendment No.   1                            [X]


                              Variable Account A
                           (Exact Name of Registrant)

                     Keyport Benefit Life Insurance Company
                              (Name of Depositor)

                 125 High Street,  Boston, Massachusetts 02110
        (Address of Depositor's Principal Executive Offices)  (Zip Code)

        Depositor's Telephone Number, including Area Code:  617-526-1400

                          Bernard R. Beckerlegge, Esq.
                     Keyport Benefit Life Insurance Company
                                125 High Street
                                Boston, MA 02110
                    (Name and Address of Agent for Service)

                                 Copies to:

                             Joan E. Boros, Esq.
             Jorden Burt Boros Cicchetti Berenson & Johnson LLP
                     1025 Thomas Jefferson Street, N.W.
                            Washington, DC 20007

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

It is proposed that this filing will become effective:
( ) immediately upon filing pursuant to paragraph (b) of Rule 485
( ) on [date] pursuant to paragraph (b) of Rule 485
( ) 60 days after filing pursuant to paragraph (a)(1) of Rule 485
( ) on [date] pursuant to paragraph (a)(1) of Rule 485

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this
Registration  Statement shall thereafter become effective in accordance  with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


Title of Securities Being Registered: Variable Portion of the Contracts Funded Through the Separate Account.


No filing fee is due because an indefinite amount of securities is deemed to have been registered in reliance on Section 24(f) of the Investment Company Act of 1940.
=============================================================================

Exhibit List on Page ____


                       CONTENTS OF REGISTRATION STATEMENT


                                The Facing Sheet

                               The Contents Page

                             Cross-Reference Sheet


                                     PART A

                                   Prospectus


                                     PART B

                      Statement of Additional Information


                                     PART C

                                 Items 24 - 32

                                 The Signatures

                                    Exhibits

                              VARIABLE ACCOUNT A

                     KEYPORT BENEFIT LIFE INSURANCE COMPANY

                       CROSS REFERENCE TO ITEMS REQUIRED
                                  BY FORM N-4

N-4 Item       Caption in Prospectus

 1.            Cover Page
 2.            Glossary of Special Terms
 3.            Summary of Expenses

 4.            Performance Information

 5.            Keyport Benefit and the Variable Account
               Eligible Funds
 6.            Deductions
 7.            Allocations of Purchase Payments
               Transfer of Variable Account Value
               Substitution of Eligible Funds and Other Variable Account
                  Changes
               Modification of the Certificate
               Death Provisions for Non-Qualified Certificates
               Death Provisions for Qualified Certificates
               Certificate Ownership
               Assignment
               Partial Withdrawals and Surrender
               Annuity Benefits
               Suspension of Payments
               Inquiries by Certificate Owners
 8.            Annuity Provisions
 9.            Death Provisions for Non-Qualified Certificates
               Death Provisions for Qualified Certificates
               Annuity Options
10.            Purchase Payments and Applications
               Variable Account Value
               Valuation Periods
               Net Investment Factor
               Sales of the Certificates
11.            Partial Withdrawals and Surrender
               Option A:  Income For a Fixed Number of Years
               Right to Revoke
12.            Tax Status
13.            Legal Proceedings
14.            Table of Contents - Statement of Additional Information

               Caption in Statement of Additional Information

15.            Cover Page
16.            Table of Contents
17.            Keyport Benefit Life Insurance Company
18.            Safekeeping of Assets, Experts
19.            Not applicable
20.            Principal Underwriter
21.            Investment Performance
22.            Variable Annuity Benefits
23.            Financial Statements




                                     PART A





                        June 24, 1998 Prospectus for





                                  NEW YORK
                      MANNING & NAPIER VARIABLE ANNUITY




                  Including Eligible Fund Prospectuses for

                   MANNING & NAPIER INSURANCE FUND, INC.:

                 Manning & Napier Moderate Growth Portfolio
                      Manning & Napier Growth Portfolio
                 Manning & Napier Maximum Horizon Portfolio
                    Manning & Napier Small Cap Portfolio
                      Manning & Napier Equity Portfolio
                       Manning & Napier Bond Portfolio

                     STEINROE VARIABLE INVESTMENT TRUST:

                Stein Roe Money Market Fund, Variable Series



                               Distributed by:

                      Keyport Financial Services Corp.
                   125 High Street, Boston, MA 02110-2712

                                 Issued by:
                   Keyport Benefit Life Insurance Company
                100 Manhattanville Road, Purchase, NY  10577

                       Keyport Benefit Service Office
                   125 High Street, Boston, MA 02110-2712




[ ] Yes. I would like to receive the New York Manning & Napier Variable Annuity Statement of Additional Information.

[ ] Yes. I would like to receive the Manning & Napier Insurance Fund, Inc. Statement of Additional Information.

[ ] Yes. I would like to receive the SteinRoe Variable Investment Trust Statement of Additional Information.



Name

Address

City, State Zip


                             BUSINESS REPLY MAIL
                FIRST CLASS MAIL  PERMIT NO. 6719  BOSTON, MA
                      POSTAGE WILL BE PAID BY ADDRESSEE

                       KEYPORT BENEFIT SERVICE OFFICE
                               125 HIGH STREET

                            BOSTON, MA 02110-2712


NO POSTAGE
NECESSARY
IF MAILED
IN THE
UNITED STATES.





                       GROUP FLEXIBLE PURCHASE PAYMENT
                     DEFERRED VARIABLE ANNUITY CONTRACT
                                  ISSUED BY

                             Variable Account A

                                     OF
                   KEYPORT BENEFIT LIFE INSURANCE COMPANY

This Prospectus offers Group Variable Annuity Contracts (the "Contracts") and the related Certificates (the "Certificates") that are designed to fund benefits under certain group arrangements including those that qualify for special tax treatment under the Internal Revenue Code of 1986 (the "Code"). As required by certain states, the Certificates may be offered as individual contracts. Unless otherwise noted or the context so requires all references to the Certificates include the Contracts and the individual Contracts. The Certificates are offered on a flexible payment basis.


The variable annuity Contract (form number DVA(1)NY) and the Certificates described in this prospectus provide for accumulation of Certificate Values on a variable basis, and payments of periodic annuity payments on either a variable or a fixed basis. The Certificates are designed for use by individuals for retirement planning purposes.

This Prospectus generally describes the variable features of the Certificate. Purchase Payments will be allocated to a segregated investment account of Keyport Benefit Life Insurance Company ("Keyport Benefit"), designated Variable Account A ("Variable Account").

The Variable Account invests in shares of the following Eligible Funds of Manning & Napier Insurance Fund, Inc. ("Manning & Napier Insurance Fund") at their net asset value: Manning & Napier Moderate Growth Portfolio ("MNMGP"), Manning & Napier Growth Portfolio ("MNGP"), Manning & Napier Maximum Horizon Portfolio ("MNMHP"), Manning & Napier Small Cap Portfolio ("MNSCP"), Manning & Napier Equity Portfolio ("MNEP"), and Manning & Napier Bond Portfolio ("MNBP"). The Variable Account also invests in shares of the following Eligible Fund of SteinRoe Variable Investment Trust ("SteinRoe Trust") at its net asset value: Stein Roe Money Market Fund, Variable Series ("SRMMF").


The Variable Account may offer other forms of the Contracts and Certificates with features, and fees and charges which vary from the Certificates, and that provide for investment in other Sub-Accounts which invest in different or additional mutual funds. Other Contracts and Certificates will be described in separate prospectuses and statements of additional information. The agent selling the Contracts and Certificates has information concerning the eligibility for and the availability of the other forms of the Contracts and Certificates.


A Statement of Additional Information dated the same as this prospectus has been filed with the Securities and Exchange Commission and is herein incorporated by reference. It is available, at no charge, by writing the Principal Underwriter, Keyport Financial Services Corp. at 125 High Street, Boston, MA 02110, by calling Keyport Benefit's Service Office at (800) 437-4466, or by returning the postcard on the back cover of this prospectus. It may also be obtained by writing Manning & Napier Insurance Fund, Inc. at P.O. Box 40610, Rochester, New York 14604, or calling (800) 466-3863. A table of contents for the Statement of Additional Information is on Page 17.


The Certificates may be sold by or through banks or other depository institutions. The Contract and Certificates: are not insured by the FDIC; are not a deposit or other obligation of, or guaranteed by, the depository institution; and are subject to investment risks, including the possible loss of principal amount invested.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS SETS FORTH THE INFORMATION A PROSPECTIVE INVESTOR SHOULD KNOW BEFORE INVESTING. THE PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED BY KEYPORT BENEFIT TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THIS OFFERING, AND IF GIVEN OR MADE, SUCH UNAUTHORIZED INFORMATION OR REPRESENTATIONS SHOULD NOT BE RELIED UPON.


                The date of this prospectus is June 24, 1998


                              TABLE OF CONTENTS
                                                               Page
Glossary of Special Terms                                         3
Summary of Expenses                                               4
Synopsis                                                          5
Performance Information                                           5
Keyport Benefit and the Variable Account                          6
Year 2000 Matters                                                 6
Purchase Payments and Applications                                6
Investments of the Variable Account                               7
     Allocations of Purchase Payments                             7
     Eligible Funds                                               7
     Transfer of Variable Account Value                           8
     Substitution of Eligible Funds and Other
       Variable Account Changes                                   9
Deductions                                                        9
     Deductions for Certificate Maintenance Charge                9
     Deductions for Mortality and Expense Risk Charge            10
     Deductions for Transfers of Variable Account Value          10
     Deductions for Premium Taxes                                10
     Deductions for Income Taxes                                 10
     Total Variable Account Expenses                             10
Other Services                                                   11
The Certificates                                                 10
     Variable Account Value                                      10
     Valuation Periods                                           11
     Net Investment Factor                                       11
     Modification of the Certificate                             11
     Right to Revoke                                             11
Death Provisions for Non-Qualified Certificates                  11
Death Provisions for Qualified Certificates                      12
Certificate Ownership                                            12
Assignment                                                       13
Partial Withdrawals and Surrender                                13
Annuity Provisions                                               13
     Annuity Benefits                                            13
     Income Date and Annuity Option                              13
     Change in Income Date and Annuity Option                    13
     Annuity Options                                             13
     Variable Annuity Payment Values                             14
     Proof of Age, Sex, and Survival of Annuitant                14
Suspension of Payments                                           14
Tax Status                                                       15
     Introduction                                                15
     Taxation of Annuities in General                            15
     Qualified Plans                                             16

     Individual Retirement Annuities                             16

Variable Account Voting Privileges                               16
Sales of the Certificates                                        17
Legal Proceedings                                                17
Inquiries by Certificate Owners                                  17
Table of Contents_Statement of Additional Information            17
Appendix A_Telephone Instructions                                18
                          GLOSSARY OF SPECIAL TERMS

Accumulation Unit: An accounting unit of measure used to calculate Variable Account Value.

Annuitant: The Annuitant is the natural person to whom any annuity payments will be made starting on the Income Date. The Annuitant may not be over age 80 on the Certificate Date (age 75 for Qualified Certificates and age 90 for Roth IRA Qualified Certificates).

Certificate Anniversary: The same month and day as the Certificate Date in each subsequent year of the Certificate.

Certificate Date: The effective date of the Certificate; it is shown on Page 3 of the Certificate Schedule.

Certificate Owner: The person (or persons in the case of joint ownership) who possesses all the ownership rights under the Certificate. The primary Certificate Owner may not be over age 80 on the Certificate Date (age 75 for Qualified Certificates, age 90 for Roth IRA Qualified Certificates and age 85 for a joint Owner).

Certificate Value: The Variable Account Value.

Certificate Withdrawal Value: The Certificate Value less any premium taxes and Certificate Maintenance Charge.

Certificate Year: Any period of 12 months commencing with the Certificate Date and each Certificate Anniversary thereafter shall be a Certificate Year.

Designated Beneficiary: The person who may be entitled to receive benefits following the death of the Annuitant, Certificate Owner, or joint Certificate Owner. The Designated Beneficiary will be the first person among the following who is alive on the date of death: primary Certificate Owner; joint Certificate Owner; primary beneficiary; contingent beneficiary; and if none of the above is alive, the primary Certificate Owner's estate. If the primary Certificate Owner and joint Certificate Owner are both alive, they will be the Designated Beneficiary together.

Eligible Funds: The mutual funds that are eligible investments for the Variable Account under the Certificates.

In Force: The status of the Certificate before the Income Date so long as it is not totally surrendered, the Certificate Value under a Certificate does not go to zero, and there has not been a death of the Annuitant or any Certificate Owner that will cause the Certificate to end within at most five years of the date of death.

Income Date: The date on which annuity payments are to begin.

Non-Qualified   Certificate: Any  Certificate that  is  not  issued  under  a
Qualified Plan.

Office: Keyport Benefit's executive office which is 125 High Street, Boston, Massachusetts 02110.

Qualified  Certificate:  Certificates issued under Qualified Plans.

Qualified  Plan: A retirement plan established pursuant to the provisions  of
Section 408(b) or 408A of the Internal Revenue Code.

Service Office: Keyport Benefit's service office which is 125 High Street, Boston, Massachusetts 02110.

Variable Account: A separate investment account of Keyport Benefit into which Purchase Payments under the Certificates may be allocated. The Variable Account is divided into Sub-Accounts ("Sub-Account") that correspond to the Eligible Funds in which they invest.

Variable Account Value: The value of all Variable Account amounts accumulated under the Certificate prior to the Income Date.

Written Request: A request written on a form satisfactory to Keyport Benefit, signed by the Certificate Owner and a disinterested witness, and filed at Keyport Benefit's Service Office.

                             SUMMARY OF EXPENSES

The expense summary format below, including the examples, was adopted by the Securities and Exchange Commission to assist the owner of a variable annuity certificate in understanding the transaction and operating expenses the owner will directly or indirectly bear under a certificate. The values reflect expenses of the Variable Account as well as the Eligible Funds under the Certificates. The expenses shown for the Eligible Funds and the examples should not be considered a representation of future expenses.


                   Certificate Owner Transaction Expenses

Sales Load Imposed on Purchases:                             0%

Maximum Contingent Deferred Sales Charge
(as a percentage of Purchase Payments):                      0%

Maximum Total Certificate Owner Transaction Expenses1
  (as a percentage of Purchase Payments):                    0%

Annual Certificate Maintenance Charge                      $35

                      Variable Account Annual Expenses
                   (as a percentage of average net assets)

Mortality and Expense Risk Charge:                           .35%
Total Variable Account Annual Expenses:                      .35%

Manning & Napier Insurance Fund and SteinRoe Trust Annual Expenses2 (as a percentage of average net assets)

                                                           Total
                                                       Fund Operating
                  Management            Other          Expenses (After
                    Fees               Expenses        Any Reimbursement)3
MNMGP               0.00%              1.20%                1.20%(14.16%)3
MNGP                0.00%              1.20%                1.20%(10.98%)3
MNMHP               0.00%              1.20%                1.20%(12.76%)3
MNSCP               0.00%              1.20%                1.20%(12.53%)3
MNEP                0.00%              1.20%                1.20%(12.44%)3
MNBP                0.00%               .85%                 .85%(14.27%)3
SRMMF                .35%               .25%                 .60%


THE ABOVE EXPENSES FOR THE ELIGIBLE FUNDS WERE PROVIDED BY MANNING & NAPIER INSURANCE FUND AND STEINROE TRUST. KEYPORT BENEFIT HAS NOT INDEPENDENTLY VERIFIED THE ACCURACY OF THE INFORMATION.

Example _ Whether the Certificate stays in force through the periods shown or is surrendered or annuitized4 at the end of the periods shown, a $1,000 investment in each Sub-Account listed would be subject to the expenses shown, assuming 5% annual return on assets.

Sub-Account        1 Year        3 Years        5 Years        10 Years

MNMGP               $15            $49            $89            $220
MNGP                 15             49             89             220
MNMHP                15             49             89             220
MNSCP                15             49             89             220
MNEP                 15             49             89             220
MNBP                 12             38             69             172
SRMMF                 9             30             55             136


1Keyport Benefit reserves the right to impose a transfer fee after prior notice to Certificate Owners, but currently does not impose any charge. Premium taxes are not shown. Keyport Benefit deducts the amount of premium taxes, if any, when paid unless Keyport Benefit elects to defer such deduction.


2All Manning & Napier Insurance Fund and SteinRoe Trust expenses are for 1997. The Manning & Napier Insurance Fund expenses reflect the manager's agreement to reimburse expenses above certain limits (see footnote 3).

3The managers of Manning & Napier Insurance Fund and SteinRoe Trust have agreed to reimburse all expenses, including management fees, in excess of the following percentage of the average annual net assets of each Eligible Fund, so long as such reimbursement would not result in the Eligible Fund's inability to qualify as a regulated investment company under the Internal Revenue Code: MNMGP 1.2%, MNGP 1.2%, MNMHP 1.2%, MNSCP 1.2%, MNEP 1.2%, MNBP
 .85%, SRMMF .65%. The Manning & Napier Insurance Fund manager's fee waiver and assumption of expenses agreement is voluntary and may be terminated at any time. The SteinRoe Trust manager's fee waiver and assumption of expenses agreement is effective until April 30, 1999. The SteinRoe Trust's manager was not required to reimburse expenses as of the date of this Prospectus. The total percentages shown in the table for MNMHP, MNSCP, MNEP, MNGP, MNMGP, and
MNBP   are  after  expense  reimbursement.  Each  percentage  shown  in   the
parentheses is what the total expenses would be in the absence of expense reimbursement: for MNMGP--14.16%; for MNGP--10.98%; for MNMHP--12.76%; for MNSCP--12.53%; for MNEP--12.44%; and for MNBP--14.27%.


4The annuity is designed for retirement planning purposes. Surrenders prior to the Income Date are not consistent with the long-term purposes of the Certificate and the applicable tax laws.


The example should not be considered a representation of past or future expenses and charges of the Sub-Accounts. Actual expenses may be greater or less than those shown. Similarly, the assumed 5% annual rate of return is not an estimate or a guarantee of future investment performance. See "Deductions" in this Prospectus, "Management" in the prospectus for Manning & Napier Insurance Fund, and "How the Funds are Managed" in the prospectus for SteinRoe Trust.


                                  SYNOPSIS

The following Synopsis should be read in conjunction with the detailed information in this Prospectus and the Statement of Additional Information. Please refer to the Glossary of Special Terms for the meaning of certain defined terms. Variations from the information appearing in this Prospectus due to individual state requirements are described in supplements which are attached to this Prospectus, or in endorsements to the Certificates, as appropriate.

The Certificate allows Certificate Owners to allocate Purchase Payments to the Variable Account. The Variable Account is a separate investment account maintained by Keyport Benefit. Certificate Owners may allocate payments to, and receive annuity payments from the Variable Account. If the Certificate Owner allocates payments to the Variable Account, the accumulation values and annuity payments will fluctuate according to the investment experience of the Sub-Accounts chosen.


The Certificate permits Purchase Payments to be made on a flexible Purchase Payment basis. The minimum initial payment is $5,000 and $2,000 for individual retirement annuities. The minimum amount for each subsequent payment is $1,000 or such lesser amount as Keyport Benefit may permit from time to time. (See "Purchase Payments and Applications" on Page 6.)

There are no deductions made from Purchase Payments for sales charges at the time of purchase or upon surrender.

Keyport Benefit deducts a Mortality and Expense Risk Charge, which is equal on an annual basis to .35% of the average daily net asset values in the Variable Account attributable to the Certificates. (See "Deductions for Mortality and Expense Risk Charge" on Page 10.)

Keyport Benefit deducts an annual Contract Maintenance Charge (currently $35.00) from the Variable Account Value for administrative expenses. Prior to the Income Date, Keyport Benefit reserves the right to change this charge for future years. (See "Deductions for Certificate Maintenance Charge" on Page 9.)


Keyport Benefit reserves the right to deduct a charge of $25 for each transfer in excess of 12 per Certificate Year but currently does not do so.


Premium taxes will be charged against the Certificate Value. Currently such premium taxes range from 0% to 5.0%. (See "Deductions for Premium Taxes" on Page 10.)

There are no federal income taxes on increases in the value of a Certificate until a distribution occurs, in the form of a lump sum payment, annuity payments, or the making of a gift or assignment of the Certificate. A federal penalty tax (currently 10%) may also apply. (See "Tax Status" on Page 15.)

The Certificate allows the Certificate Owner to revoke the Certificate generally within 10 days of delivery (see "Right to Revoke" on Page 11). Since Keyport Benefit will refund the Certificate Value, the Certificate Owner will bear the investment risk during the revocation period.

The Certificates described in this prospectus have not previously been made available for sale. Therefore, no condensed financial information is provided. The full financial statements for Keyport Benefit are in the Statement of Additional Information.


                           PERFORMANCE INFORMATION

The Variable Account may from time to time advertise certain performance information concerning its various Sub-Accounts.

Performance information is not intended to indicate either past performance under an actual Certificate or future performance.

The Sub-Accounts may advertise total return information for various periods of time. Total return performance information is based on the overall percentage change in value of a hypothetical investment in the specific Sub-Account over a given period of time.

Average annual total return information shows the average percentage change in the value of an investment in the Sub-Account from the beginning date of the measuring period to the end of that period. This standardized version of average annual total return reflects all historical investment results, less all charges and deductions applied against the Sub-Account and a Certificate. Average total return does not take into account any premium taxes and would be lower if these taxes were included.

In order to calculate average annual total return, Keyport Benefit divides the change in value of a Sub-Account under a Certificate surrendered on a particular date by a hypothetical $1,000 investment in the Sub-Account made by the Certificate Owner at the beginning of the period illustrated. The resulting total rate for the period is then annualized to obtain the average annual percentage change during the period. Annualization assumes that the application of a single rate of return each year during the period will produce the ending value, taking into account the effect of compounding.

The Sub-Accounts may present additional total return information computed on a different basis.

The Sub-Accounts may present total return information calculated by dividing the change in a Sub-Account's Accumulation Unit value over a specified time period by the Accumulation Unit value of that Sub-Account at the beginning of the period. This computation results in a 12-month change rate or, for longer periods, a total rate for the period which Keyport Benefit annualizes in order to obtain the average annual percentage change in the Accumulation Unit value for that period. The change percentages do not take into account the Certificate Maintenance Charge and premium tax charges. The percentages would be lower if these charges were included.


The SRMMF Sub-Account is a money market Sub-Account that also may advertise yield and effective yield information. The yield of the Sub-Account refers to the income generated by an investment in the Sub-Account over a specifically identified 7-day period. This income is annualized by assuming that the amount of income generated by the investment during that week is generated each week over a 52-week period and is shown as a percentage. The yield reflects the deduction of all charges assessed against the Sub-Account and a Certificate but does not take into account premium tax charges. The yield would be lower if these charges were included.

The effective yield of the SRMMF Sub-Account is calculated in a similar manner but, when annualizing such yield, income earned by the Sub-Account is assumed to be reinvested. This compounding effect causes effective yield to be higher than yield.


                  KEYPORT BENEFIT AND THE VARIABLE ACCOUNT

Keyport Benefit Life Insurance Company was organized under the laws of the State of New York in 1987 as a stock life insurance company, and is a wholly-owned subsidiary of Keyport Life Insurance Company. The executive offices of Keyport Benefit are at 125 High Street, Boston, Massachusetts 02110. The home office is located at 100 Manhattanville Road, Purchase, New York 10577. Keyport Benefit is admitted to conduct life insurance business in New York and Rhode Island.


The Variable Account was established by Keyport Benefit pursuant to the provisions of New York Law on February 6, 1998. The Variable Account meets the definition of "separate account" under the federal securities laws. The Variable Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. Such registration does not involve supervision of the management of the Variable Account or Keyport Benefit by the Securities and Exchange Commission.

Keyport Benefit is a member of the Insurance Marketplace Standards Association ("IMSA"), and as such may use the IMSA logo and membership in IMSA in advertisements. Being a member means that Keyport Benefit has chosen to participate in IMSA's Life Insurance Ethical Market Conduct Program.


Keyport Benefit is one of the Liberty Financial Companies. Keyport Benefit is
ultimately  controlled  by  Liberty  Mutual  Insurance  Company  of   Boston,
Massachusetts, a multi-line insurance and financial services institution.

Obligations under the Certificates are the obligations of Keyport Benefit. Although the assets of the Variable Account are the property of Keyport
Benefit, these assets are held separately from the other assets of Keyport Benefit and are not chargeable with liabilities arising out of any other business Keyport Benefit may conduct. Income, capital gains and/or capital losses, whether or not realized, from assets allocated to the Variable Account are credited to or charged against the Variable Account without regard to the income, capital gains, and/or capital losses arising out of any other business Keyport Benefit may conduct. Thus, Keyport Benefit does not guarantee the investment performance of the Variable Account. The Variable Account Value and the amount of variable annuity payments will vary with the investment performance of the investments in the Variable Account.

                              YEAR 2000 MATTERS

Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the year 2000. This potential problem has become known as the "Year 2000 issue". The Year 2000 issue affects virtually all companies and organizations.

Computer applications which are affected by the Year 2000 issue could impact Keyport Benefit's business functions in various ways, ranging from a complete inability to perform critical business functions to a loss of productivity in varying degrees. Likewise, the failure of some computer applications could have no impact on critical business functions.

Keyport Benefit is assessing and addressing the Year 2000 issue by implementing a four-step plan. The first two steps involve inventorying all the computer applications which support Keyport Benefit's business functions and prioritizing computer applications which are affected by the Year 2000 issue based upon the degree of impact each has on the functioning of Keyport Benefit's business units. The first two steps of the plan are substantially complete.

The final two steps of the four-step plan involve remediation of affected computer applications (i.e., repairing or replacing programs, including those which interface with third-party computer applications that have unremediated Year 2000 issues, and appropriate testing) and reinstallation of computer applications. For computer applications which are "mission critical" (i.e., their failure would result in the complete inability to perform critical business functions), Keyport Benefit expects to complete the final two steps of the plan by December 31, 1998. Remediation and reinstallation of non-critical computer applications is scheduled to be completed by December 31, 1999.

Keyport Benefit believes that the Year 2000 issue could have a material impact on Keyport Benefit's operations if the four-step plan is not timely implemented. However, based upon the progress that is being made, Keyport Benefit believes that the timetable for implementing the plan will be met and that the Year 2000 issue will not pose significant operational problems for its computer systems.

Keyport Benefit does not expect that the cost of addressing the Year 2000 issue will be material to its financial condition or its results of operations.

                     PURCHASE PAYMENTS AND APPLICATIONS


The initial Purchase Payment is due on the Certificate Date. The minimum initial Purchase Payment is $5,000 and $2,000 for individual retirement annuities. Additional Purchase Payments can be made at the Certificate Owner's option. Each subsequent Purchase Payment must be at least $1,000 or such lesser amount as Keyport Benefit may permit from time to time. Keyport Benefit may reject any Purchase Payment.


If the application for a Certificate is in good order and it calls for amounts to be allocated to the Variable Account, Keyport Benefit will apply the initial Purchase Payment to the Variable Account and credit the Certificate with Accumulation Units within two business days of receipt. If the application for a Certificate is not in good order, Keyport Benefit will attempt to get it in good order within five business days. If it is not complete at the end of this period, Keyport Benefit will inform the applicant of the reason for the delay and that the Purchase Payment will be returned immediately unless the applicant specifically consents to Keyport Benefit's keeping the Purchase Payment until the application is complete. Once the application is complete, the Purchase Payment will be applied within two business days of its completion. Keyport Benefit has reserved the right to reject any application.

Keyport Benefit confirms, in writing, to the Certificate Owner the allocation of all Purchase Payments and the re-allocation of values after any requested transfer. Keyport Benefit must be notified immediately by the Certificate Owner of any processing error.

Keyport Benefit will permit others to act on behalf of an applicant in certain instances, including the following two examples. First, Keyport Benefit will accept an application for a Certificate that contains a signature signed under a power of attorney if a copy of that power of attorney is submitted with the application. Second, Keyport Benefit will issue a Certificate that is replacing an existing life insurance or annuity policy that was issued by Keyport Benefit or an affiliated company, without having previously received a signed application from the applicant. Certain dealers or other authorized persons such as employers and Qualified Plan fiduciaries will inform Keyport Benefit of an applicant's answers to the questions in the application by telephone or by order ticket and cause the initial Purchase Payment to be paid to Keyport Benefit. If the information is in good order, Keyport Benefit will issue the Certificate with a copy of an application completed with that information. The Certificate will be delivered to the Certificate Owner with a letter from Keyport Benefit that will give the Certificate Owner an opportunity to respond to Keyport Benefit if any of the application information is incorrect. Alternatively, Keyport Benefit's letter may request the Certificate Owner to confirm the correctness of the information by signing either a copy of the application or a Certificate delivery receipt that ratifies the application in all respects (in either case, a copy of the signed document would be returned to Keyport Benefit for its permanent records). All purchases are confirmed, in writing, to the applicant by Keyport Benefit. Keyport Benefit's liability under a Certificate extends only to amounts so confirmed.

                     INVESTMENTS OF THE VARIABLE ACCOUNT

Allocations of Purchase Payments

Purchase Payments applied to the Variable Account will be invested in one or more of the Eligible Fund Sub-Accounts designated as permissible investments in accordance with the selection made by the Certificate Owner in the application. Any selection must specify the percentage of the Purchase Payment that is allocated to each Sub-Account. The percentage for each Sub-Account, if not zero, must be at least 10% and must be a whole number. A Certificate Owner may change the allocation percentages without fee, penalty or other charge. Allocation changes must be made by Written Request unless the Certificate Owner has by Written Request authorized Keyport Benefit to accept telephone allocation instructions from the Certificate Owner or from a person acting for the Certificate Owner as an attorney-in-fact under a power of attorney. By authorizing Keyport Benefit to accept telephone changes, a Certificate Owner agrees to accept and be bound by the conditions and procedures established by Keyport Benefit from time to time. The current conditions and procedures are in Appendix A and Certificate Owners authorizing telephone allocation instructions will be notified, in advance, of any changes.

The  Variable  Account  is  segmented into  Sub-Accounts.   Each  Sub-Account
contains the shares of one of the Eligible Funds and such shares are purchased at net asset value. Eligible Funds and Sub-Accounts may be added or withdrawn as permitted by applicable law. The Sub-Accounts in the
Variable Account and the corresponding Eligible Funds currently are as follows:

Eligible Funds of Manning & Napier Insurance Fund      Sub-Accounts

Manning & Napier Moderate Growth Portfolio ("MNMGP")   MNMGP Sub-Account
Manning & Napier Growth Portfolio ("MNGP")             MNGP Sub-Account
Manning & Napier Maximum Horizon Portfolio ("MNMHP")   MNMHP Sub-Account
Manning & Napier Small Cap Portfolio ("MNSCP")         MNSCP Sub-Account
Manning & Napier Equity Portfolio ("MNEP")             MNEP Sub-Account
Manning & Napier Bond Portfolio ("MNBP")               MNBP Sub-Account

Eligible Fund of SteinRoe Trust                        Sub-Account
Stein Roe Money Market Fund, Variable Series ("SRMMF") SRMMF Sub-Account
 (formerly named Cash Income Fund)


Eligible Funds


The Eligible Funds which are the permissible investments of the Variable Account are the separate funds of Manning & Napier Insurance Fund, the separate funds of SteinRoe Trust, and any other mutual funds with which Keyport Benefit and the Variable Account may enter into a participation agreement for the purpose of making such mutual funds available as Eligible Funds under certain Certificates.

Manning & Napier Insurance Fund is an open-end management investment company that offers separate series (Portfolios). Manning & Napier Advisors, Inc. ("Manning & Napier Advisors"), 1100 Chase Square, Rochester, New York 14604, acts as Manning & Napier Insurance Fund's investment adviser. Mr. William Manning controls the Advisor by virtue of his ownership of the securities of the Advisor. Manning & Napier Advisors also is generally responsible for supervision of the overall business affairs of Manning & Napier Insurance Fund, including supervision of service providers to the Fund and direction of Manning & Napier Advisors' directors, officers or employees who may be elected as officers of Manning & Napier Insurance Fund to serve as such.

Stein Roe & Farnham Incorporated ("Stein Roe"), One South Wacker Drive, Chicago, Illinois 60606, is the investment adviser for the Eligible Fund of SteinRoe Trust. In 1986, Stein Roe was organized and succeeded to the business of Stein Roe & Farnham, a partnership. Stein Roe is an affiliate of Keyport Benefit. Stein Roe and its predecessor have provided investment advisory and administrative services since 1932.

The investment objectives of the Eligible Funds are briefly described below. More detailed information, including investor considerations related to the risks of investing in a particular Eligible Fund, may be found in the current prospectus for that Fund. An investor should read that prospectus carefully before selecting a Sub-Account that invests in an Eligible Fund. The prospectus is available, at no charge, from a salesperson or by writing the Principal Underwriter, Keyport Financial Services Corp. at 125 High Street, Boston, MA 02110 or by calling (800) 437-4466. The prospectus may also be obtained by writing Manning & Napier Insurance Fund, Inc., at P.O. Box 40610, Rochester, NY 14604, or calling (800) 466-3863.


Eligible Funds of Manning & Napier Insurance
Fund and Variable Account Sub-Accounts           Investment Objective


Manning & Napier Moderate Growth Portfolio
  (MNMGP Sub-Account)                            Seeks with equal emphasis
                                                 long-term growth and
                                                 preservation of capital.
Manning & Napier Growth Portfolio
  (MNGP Sub-Account)                             Seeks long-term growth of
                                                 capital. The secondary
                                                 objective is the
                                                 preservation of capital.
Manning & Napier Maximum Horizon Portfolio
  (MNMHP Sub-Account)                            Seeks to achieve the high
                                                 level of long-term
                                                 capital growth typically
                                                 associated with the stock
                                                 market.
Manning & Napier Small Cap Portfolio
  (MNSCP Sub-Account)                            Seeks to achieve long-term
                                                 growth of capital by
                                                 investing principally in
                                                 the equity securities of
                                                 small issuers.
Manning & Napier Equity Portfolio
  (MNEP Sub-Account)                             Seeks long-term growth of
                                                 capital.
Manning & Napier Bond Portfolio
  (MNBP Sub-Account)                             Seeks to maximize total
                                                 return in the form of
                                                 both income and capital
                                                 appreciation by investing
                                                 in fixed income
                                                 securities without regard
                                                 to maturity.

Eligible Fund of SteinRoe Trust and
Variable Account Sub-Account                     Investment Objective

Stein Roe Money Market Fund, Variable Series     Seeks to provide high
(SRMMF Sub-Account)                              current income from
                                                 short-term money market
                                                 instruments while
                                                 emphasizing preservation
                                                 of capital and
                                                 maintaining excellent
                                                 liquidity.


There is no assurance that the Eligible Funds will achieve their stated objectives.


The Manning & Napier Insurance Fund and SteinRoe Trust are funding vehicles for variable annuity contracts and variable life insurance policies offered by separate accounts of Keyport Benefit and of insurance companies affiliated and unaffiliated with Keyport Benefit. The risks involved in this "mixed and shared funding" are disclosed in the Manning & Napier Insurance Fund and in the SteinRoe Trust prospectuses under the captions "Sales And Redemptions" and "The Trust", respectively.


                     Transfer of Variable Account Value

Certificate Owners may transfer Variable Account Value from one Sub-Account to another Sub-Account.

The Certificate allows Keyport Benefit to charge a transfer fee and to limit the number of transfers that can be made in a specified time period. Certificate Owners should be aware that transfer limitations may prevent a Certificate Owner from making a transfer on the date he or she wants to, with the result that the Certificate Owner's future Certificate Value may be lower than it would have been had the transfer been made on the desired date.

Currently, Keyport Benefit has no limit on the number or frequency of transfers and it is not charging a transfer fee of $25 for each transfer in excess of 12 per Certificate Year. For transfers under different Certificates that are being requested under powers of attorney with a common attorney-in-fact or that are, in Keyport Benefit's determination, based on the recommendation of a common investment adviser or broker/dealer, there is a transfer limitation of one transfer every 30 days or such other time period as Keyport Benefit may permit.

Keyport Benefit is also limiting each transfer to a maximum of $500,000 or such greater amount as Keyport Benefit may permit. All transfers requested for a Certificate on the same day will be treated as a single transfer and the total combined transfer amount will be subject to the $500,000 limitation. If the $500,000 limitation is exceeded, no amount of the transfer will be executed by Keyport Benefit.

In applying the $500,000 limitation, Keyport Benefit may treat as one transfer all transfers requested by a Certificate Owner for multiple Certificates he or she owns. If the $500,000 limitation is exceeded for multiple transfers requested on the same day that are treated as a single transfer, no amount of the transfer will be executed by Keyport Benefit.

In applying the $500,000 limitation to transfers requested by a common attorney-in-fact or investment adviser, Keyport Benefit will treat as one transfer all transfers requested under different Certificates that are being requested under powers of attorney with a common attorney-in-fact or that are, in Keyport Benefit's determination, based on the recommendation of a common investment adviser or broker/dealer. If the $500,000 limitation is exceeded for multiple transfers requested on the same day that are treated as a single transfer, no amount of the transfer will be executed by Keyport
Benefit. If a transfer is executed under one Certificate and, within the next 30 days, a transfer request for another Certificate is determined by Keyport Benefit to be related to the executed transfer under this paragraph's rules, the transfer request will not be executed by Keyport Benefit. In order for it to be executed, it would need to be requested again after the 30 day period has expired and it, along with any other transfer requests that are collectively treated as a single transfer, would need to total less than $500,000.

Keyport Benefit's interest in applying these limitations is to protect the interests of both Certificate Owners who are not engaging in significant transfer activity and Certificate Owners who are engaging in such activity. Keyport Benefit has determined that the actions of Certificate Owners engaging in significant transfer activity among Sub-Accounts may cause an adverse effect on the performance of the Eligible Fund for the Sub-Account involved. The movement of Sub-Account values from one Sub-Account to another may prevent the appropriate Eligible Fund from taking advantage of investment opportunities because it must maintain a liquid position in order to handle redemptions. Such movement may also cause a substantial increase in Fund transaction costs which must be indirectly borne by Certificate Owners.

Certificate Owners will be notified, in advance, of the imposition of any transfer fee or of a change in the limitation on the number of transfers. The fee will not exceed $25.

Transfers must be made by Written Request unless the Certificate Owner has by Written Request authorized Keyport Benefit to accept telephone transfer requests from the Certificate Owner or from a person acting for the Certificate Owner as an attorney-in-fact under a power of attorney. By authorizing Keyport Benefit to accept telephone transfer instructions, a Certificate Owner agrees to accept and be bound by the conditions and procedures established by Keyport Benefit from time to time. The current conditions and procedures are in Appendix A and Certificate Owners authorizing telephone transfers will be notified, in advance, of any changes. Written transfer requests may be made by a person acting for the Certificate Owner as an attorney-in-fact under a power of attorney.

Transfer requests received by Keyport Benefit before the close of trading on the New York Stock Exchange (currently 4:00 PM Eastern Time) will be initiated at the close of business that day. Any requests received later will be initiated at the close of the next business day. Each request from a Certificate Owner to transfer value will be executed by both redeeming and acquiring Accumulation Units on the day Keyport Benefit initiates the transfer.

If 100% of any Sub-Account's value is transferred and the allocation formula for Purchase Payments includes that Sub-Account, then the allocation formula for future Purchase Payments will automatically change unless the Certificate Owner instructs otherwise. For example, if the allocation formula is 50% to Sub-Account A and 50% to Sub-Account B and all of Sub-Account A's value is transferred to Sub-Account B, the allocation formula will change to 100% to Sub-Account B unless the Certificate Owner instructs otherwise.

Substitution of Eligible Funds and Other Variable Account Changes

If the shares of any of the Eligible Funds should no longer be available for investment by the Variable Account or if in the judgment of Keyport Benefit's management further investment in such fund shares should become inappropriate in view of the purpose of the Certificate, Keyport Benefit may add or substitute shares of another Eligible Fund or of another mutual fund for Eligible Fund shares already purchased under the Certificate. No substitution of Fund shares in any Sub-Account may take place without prior approval of the Securities and Exchange Commission and notice to Certificate Owners, to the extent required by the Investment Company Act of 1940.

Keyport Benefit has also reserved the right, subject to compliance with the law as currently applicable or subsequently changed: (a) to operate the Variable Account in any form permitted under the Investment Company Act of 1940 or in any other form permitted by law; (b) to take any action necessary to comply with or obtain and continue any exemptions from the Investment Company Act of 1940 or to comply with any other applicable law; (c) to transfer any assets in any Sub-Account to another Sub-Account, or to one or more separate investment accounts, or to Keyport Benefit's general account; or to add, combine or remove Sub-Accounts in the Variable Account; and (d) to change the way Keyport Benefit assesses charges, so long as the aggregate amount is not increased beyond that currently charged to the Variable Account and the Eligible Funds in connection with the Certificates.

                                 DEDUCTIONS

Deductions for Certificate Maintenance Charge

Keyport Benefit has responsibility for all administration of the Certificates and the Variable Account. This administration includes, but is not limited to, preparation of the Certificates, maintenance of Certificate Owners' records, and all accounting, valuation, regulatory and reporting requirements. Keyport Benefit makes a Certificate Maintenance Charge for such services during the accumulation and annuity payment periods. At the present time the Certificate Maintenance Charge is $35 per Certificate Year. PRIOR TO THE INCOME DATE THE CERTIFICATE MAINTENANCE CHARGE IS NOT GUARANTEED AND MAY BE CHANGED BY KEYPORT BENEFIT.

Prior to the Income Date, the full amount of the charge will be deducted from the Variable Account Value on each Certificate Anniversary and on the date of any total surrender not falling on the Certificate Anniversary. On the Income Date, a pro-rata portion of the charge due on the next Certificate Anniversary will be deducted from the Variable Account Value. This pro-rata charge covers the period from the prior Certificate Anniversary to the Income Date. For example, if the Income Date occurs 73 days after that prior anniversary, then one-fifth (i.e., 73 days/365 days) of the annual charge would be deducted on the Income Date. The charge will be deducted from each Sub-Account in the proportion that the value of each bears to the Variable Account Value.

Once annuity payments begin on the Income Date or once they begin after surrender benefits are applied under a settlement option, the yearly cost of the Certificate Maintenance Charge for a payee's annuity will be the same as the yearly amount in effect immediately before the annuity payments begin. Keyport Benefit may not later change the amount of the Certificate Maintenance Charge deducted from the annuity payments. The charge will be deducted on a pro-rata basis from each annuity payment. For example, if annuity payments are monthly, then one-twelfth of the annual charge will be deducted from each payment.

Deductions for Mortality and Expense Risk Charge

Although variable annuity payments made to Annuitants will vary in accordance with the investment performance of the investments of the Variable Account, they will not be affected by the mortality experience (death rate) of persons receiving such payments or of the general population. Keyport Benefit guarantees the Death Benefits described below (see "Death Benefit"). Keyport Benefit assumes an expense risk since the Certificate Maintenance Charge after the Income Date will stay the same and not be affected by variations in expenses.

To compensate it for assuming these mortality and expense risks, for each Valuation Period Keyport Benefit deducts from each Sub-Account a Mortality and Expense Risk Charge equal on an annual basis to .35% of the average daily net asset value of the Sub-Account. The charge is deducted during both the accumulation and annuity periods (i.e., both before and after the Income
Date). Less than the full charge will be deducted from Sub-Account values attributable to Certificates issued to employees of Keyport Benefit and other persons specified in "Sales of the Certificates".

Deductions for Transfers of Variable Account Value

The  Certificate allows Keyport Benefit to charge a transfer fee.   Currently
no fee is being charged. Certificate Owners will be notified, in advance, of the imposition of any fee. The fee will not exceed $25.

Deductions for Premium Taxes

Keyport Benefit deducts the amount of any premium taxes levied by any state or governmental entity when paid unless Keyport Benefit elects to defer such deduction. Such premium taxes depend, among other things, on the type of Certificate (Qualified or Non-Qualified), on the state of residence of the Certificate Owner, the state of residence of the Annuitant, the status of Keyport Benefit within such states, and the insurance tax laws of such states. For New York Certificates, the current premium tax rate is 0%.

Deductions for Income Taxes

Keyport Benefit will deduct from any amount payable under the Certificate any income taxes that a governmental authority requires Keyport Benefit to withhold with respect to that amount. See "Income Tax Withholding".

Total Variable Account Expenses

The Variable Account's total expenses in relation to the Certificate will be the Certificate Maintenance Charge and the Mortality and Expense Risk Charge.

The value of the assets in the Variable Account will reflect the value of Eligible Fund shares and therefore the deductions from and expenses paid out of the assets of the Eligible Funds. These deductions and expenses are described in the Eligible Fund prospectus.

                               OTHER SERVICES


The Program. Keyport Benefit offers the following investment related program which is available only prior to the Income Date: Systematic Withdrawal Program. This Program has its own requirements, as discussed below. Keyport Benefit reserves the right to terminate the Program.

If the Certificate Owner has submitted the required telephone authorization form, certain changes may be made by telephone. The current conditions and procedures are described in Appendix A.

Systematic Withdrawal Program. To the extent permitted by law, Keyport Benefit will make monthly, quarterly, semi-annual or annual distributions of a predetermined dollar amount to a Certificate Owner that has enrolled in the Systematic Withdrawal Program. Under the Program, all distributions will be made directly to the Certificate Owner and will be treated for federal tax purposes as any other withdrawal or distribution of Certificate Value. (See "Tax Status".) A Certificate Owner may specify the amount of each partial withdrawal, subject to a minimum of $100.

Unless the Certificate Owner specifies the Sub-Account or Sub-Accounts from which withdrawals of Certificate Value shall be made or if the amount in a specified Sub-Account is less than the predetermined amount, Keyport Benefit will make withdrawals under the Program from the Sub-Accounts in amounts proportionate to the amounts in the Sub-Accounts. All withdrawals under the Program will be effected by canceling the number of Accumulation Units equal in value to the amount to be distributed to the Certificate Owner.


                              THE CERTIFICATES

Variable Account Value

The Variable Account Value for a Certificate is the sum of the value of each Sub-Account to which values are allocated under a Certificate. The value of each Sub-Account is determined at any time by multiplying the number of Accumulation Units attributable to that Sub-Account by the Accumulation Unit value for that Sub-Account at the time of determination. The Accumulation Unit value is an accounting unit of measure used to determine the change in an Accumulation Unit's value from Valuation Period to Valuation Period.

Each Purchase Payment that is made results in additional Accumulation Units being credited to the Certificate and the appropriate Sub-Account thereunder. The number of additional units for any Sub-Account will equal the amount allocated to that Sub-Account divided by the Accumulation Unit value for that Sub-Account at the time of investment.

Valuation Periods

The Variable Account is valued each Valuation Period using the net asset value of the Eligible Fund shares. A Valuation Period is the period commencing at the close of trading on the New York Stock Exchange on each Valuation Date and ending at the close of trading for the next succeeding
Valuation Date. A Valuation Date is each day that the New York Stock Exchange is open for business. The New York Stock Exchange is currently closed on weekends, New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

Net Investment Factor

The Variable Account Value will fluctuate in accordance with the investment results of the underlying Eligible Funds. In order to determine how these fluctuations affect value, Keyport Benefit utilizes an Accumulation Unit value. Each Sub-account has its own Accumulation Units and value per Unit. The Unit value applicable during any Valuation Period is determined at the end of that period.

When Keyport Benefit first purchased Eligible Fund shares on behalf of the Variable Account, Keyport Benefit valued each Accumulation Unit at a
specified  dollar  amount.   The  Unit value  for  each  Sub-Account  in  any
Valuation Period thereafter is determined by multiplying the value for the prior period by a net investment factor. This factor may be greater or less than 1.0; therefore, the Accumulation Unit may increase or decrease from Valuation Period to Valuation Period. Keyport Benefit calculates a net investment factor for each Sub-Account by dividing (a) by (b) and then subtracting (c) (i.e., (a/b) _ c), where:

(a)  is equal to:

    (i) the net asset value per share of the Eligible Fund at the end of the Valuation Period; plus

    (ii) the per share amount of any distribution made by the Eligible Fund if the "ex-dividend" date occurs during that same Valuation Period.

(b) is the net asset value per share of the Eligible Fund at the end of the prior Valuation Period.

(c)  is equal to:

    (i) the Valuation Period equivalent of the daily Mortality and Expense Risk Charge; plus

    (ii) a charge factor, if any, for any tax provision established by Keyport Benefit as a result of the operations of that Sub-Account.

Modification of the Certificate

Only Keyport Benefit's President or Secretary may agree to alter the Certificate or waive any of its terms. Any changes must be made in writing and with the Certificate Owner's consent, except as may be required by applicable law.

Right to Revoke


The Certificate Owner may return the Certificate within 10 days after he or she receives it by delivering or mailing it to either Keyport Benefit's Service Office or Manning & Napier Insurance Fund, Inc. 1100 Chase Square, P.O. Box 40610, Rochester, New York, 14604. The return of the Certificate by mail will be effective when the postmark is affixed to a properly addressed and postage-prepaid envelope. The returned Certificate will be treated as if Keyport Benefit never issued it and Keyport Benefit will refund the Certificate Value.


               DEATH PROVISIONS FOR NON-QUALIFIED CERTIFICATES

Death of Primary Owner, Joint Owner or Certain Non-Owner Annuitant

These provisions apply if, before the Income Date while the Certificate is In Force, the primary Certificate Owner or any joint Certificate Owner dies (whether or not the decedent is also the Annuitant) or the Annuitant dies under a Certificate with a non-natural Certificate Owner such as a trust. The Designated Beneficiary will control the Certificate after such a death.

If the decedent's surviving spouse (if any) is the sole Designated Beneficiary, the surviving spouse will automatically become the new sole primary Certificate Owner as of the decedent's date of the death. And, if the Annuitant is the decedent, the new Annuitant will be any living contingent annuitant, otherwise the surviving spouse. The Certificate may continue until another death occurs (i.e., until the death of the Annuitant, primary Certificate Owner or joint Certificate Owner). Except for this paragraph, all "Death Provisions" will apply to that subsequent death.

In all other cases, the Certificate can continue up to five years from the date of death. During this period, the Designated Beneficiary may exercise all ownership rights, including the right to make transfers or partial surrenders or the right to totally surrender the Certificate for its
Surrender Value. If the Certificate is still in effect at the end of the five-year period, Keyport Benefit will automatically end it then by paying the Certificate Value to the Designated Beneficiary. If the Designated Beneficiary is not alive then, Keyport Benefit will pay any person(s) named by the Designated Beneficiary in a Written Request; otherwise the Designated Beneficiary's estate.

The covered person under this paragraph shall be the primary Certificate Owner or, if there is a non-natural Certificate Owner such as a trust, the Annuitant shall be the covered person. If the covered person dies, the Certificate Value will be increased, as provided below, if it is less than the Death Benefit Amount ("DBA"). The DBA is:

The DBA at issue is the initial Purchase Payment. Thereafter, it is the prior death benefit plus any additional Purchase Payments, less any partial withdrawals, including any applicable surrender charge.

When Keyport Benefit receives due proof of the covered person's death, Keyport Benefit will compare, as of the date of death, the Certificate Value to the DBA. If the Certificate Value was less than the DBA, Keyport Benefit will increase the current Certificate Value by the amount of the difference. Note that while the amount of the difference is determined as of the date of death, that amount is not added to the Certificate Value until Keyport Benefit receives due proof of death. The amount to be credited will be allocated to the Variable Account based on the Purchase Payment allocation selection that is in effect when Keyport Benefit receives due proof of death. If the Certificate is not surrendered, it will continue for the time period specified above.

Payment of Benefits. Instead of receiving a lump sum, the Certificate Owner or any Designated Beneficiary may direct by Written Request that Keyport Benefit pay any benefit of $5,000 or more under an annuity payment option that meets the following: (a) the first payment to the Designated Beneficiary must be made no later than one year after the date of death; (b) payments must be made over the life of the Designated Beneficiary or over a period not extending beyond that person's life expectancy; and (c) any payment option that provides for payments to continue after the death of the Designated Beneficiary will not allow the successor payee to extend the period of time over which the remaining payments are to be made.

Death of Certain Non-Certificate Owner Annuitant. These provisions apply if, before the Income Date while the Certificate is In Force, (a) the Annuitant dies, (b) the Annuitant is not a Certificate Owner, and (c) the Certificate Owner is a natural person. The Certificate will continue in force after the Annuitant's death. The new Annuitant will be any living contingent annuitant, otherwise the primary Certificate Owner. If the Annuitant is the first to die of the Certificate's primary Certificate Owner, Joint Certificate Owner and Annuitant, then the Annuitant is the Covered Person and the Certificate Value will be increased, as provided below, if it is less than the Death Benefit Amount ("DBA"), as defined above. When Keyport Benefit receives due proof of the Annuitant's death, Keyport Benefit will compare, as of the date of death, the Certificate Value to the DBA. If the Certificate Value was less than the DBA, Keyport Benefit will increase the current Certificate Value by the amount of the difference. Note that while the amount of the difference is determined as of the date of death, that amount is not added to the Certificate Value until Keyport Benefit receives due proof of death. The amount to be credited will be allocated to the Variable Account based on the Purchase Payment allocation selection that is in effect when Keyport Benefit receives due proof of death.

                 DEATH PROVISIONS FOR QUALIFIED CERTIFICATES

Death of Annuitant. If the Annuitant dies before the Income Date while the Certificate is In Force, the Designated Beneficiary will control the Certificate after such a death. The Certificate Value will be increased, as provided below, if it is less than the Death Benefit Amount ("DBA") as defined above. When Keyport Benefit receives due proof of the Annuitant's death, Keyport Benefit will compare, as of the date of death, the Certificate Value to the DBA. If the Certificate Value was less than the DBA, Keyport Benefit will increase the current Certificate Value by the amount of the difference. Note that while the amount of the difference is determined as of the date of death, that amount is not added to the Certificate Value until Keyport Benefit receives due proof of death. The amount to be credited will be allocated to the Variable Account based on the Purchase Payment allocation selection that is in effect when Keyport Benefit receives due proof of death.

If the Certificate is not surrendered, it may continue for the time period permitted by the Internal Revenue Code provisions applicable to the particular Qualified Plan. During this period, the Designated Beneficiary may exercise all ownership rights, including the right to make transfers or partial withdrawals or the right to totally surrender the Certificate for its Certificate Withdrawal Value. If the Certificate is still in effect at the end of the period, Keyport Benefit will automatically end it then by paying the Certificate Withdrawal Value to the Designated Beneficiary. If the Designated Beneficiary is not alive then, Keyport Benefit will pay any person(s) named by the Designated Beneficiary in a Written Request; otherwise the Designated Beneficiary's estate.

Payment of Benefits. Instead of receiving a lump sum, the Certificate Owner or any Designated Beneficiary may direct by Written Request that Keyport Benefit pay any benefit of $5,000 or more under an annuity payment option that meets the following: (a) the first payment to the Designated Beneficiary must be made no later than one year after the date of death; (b) payments must be made over the life of the Designated Beneficiary or over a period not extending beyond that person's life expectancy; and (c) any payment option that provides for payments to continue after the death of the Designated Beneficiary will not allow the successor payee to extend the period of time over which the remaining payments are to be made.

                            CERTIFICATE OWNERSHIP

The Certificate Owner shall be the person designated in the application.  The
Certificate  Owner  may  exercise all the rights of the  Certificate.   Joint
Certificate Owners are permitted but not contingent Certificate Owners.

The Certificate Owner may by Written Request change the Certificate Owner, primary beneficiary, contingent beneficiary or contingent annuitant. An irrevocably-named person may be changed only with the written consent of such person.

Because a change of Certificate Owner by means of a gift (i.e., a transfer without full and adequate consideration) may be a taxable event, a Certificate Owner should consult a competent tax adviser as to the tax consequences resulting from such a transfer.

Any  Qualified Certificate may have limitations on transfer of ownership.   A
Certificate Owner should consult the Plan Administrator and a competent tax adviser as to the tax consequences resulting from such a transfer.

                                 ASSIGNMENT

The Certificate Owner may assign the Certificate at any time. A copy of any assignment must be filed with Keyport Benefit. The Certificate Owner's rights and those of any revocably-named person will be subject to the assignment. Any Qualified Certificate may have limitations on assignability.

Because an assignment may be a taxable event, a Certificate Owner should consult a competent tax adviser as to the tax consequences resulting from any such assignment.

                      PARTIAL WITHDRAWALS AND SURRENDER

The Certificate Owner may make partial withdrawals from the Certificate. Keyport Benefit must receive a Written Request and the minimum amount to be withdrawn must be at least $300 or such lesser amount as Keyport Benefit may permit in conjunction with a Systematic Withdrawal Program. If the Certificate Value after a partial withdrawal would be below $2,500, Keyport Benefit will treat the request as a withdrawal of only the excess amount over $2,500. Unless the request specifies otherwise, the total amount withdrawn will be deducted from all Sub-Accounts of the Variable Account in the ratio that the value in each Sub-Account bears to the total Variable Account Value.

The Certificate Owner may totally surrender the Certificate by making a Written Request. Surrendering the Certificate will end it. Upon surrender, the Certificate Owner will receive the Certificate Withdrawal Value.

Keyport Benefit will pay the amount of any surrender within seven days of receipt of such request. Alternatively, the Certificate Owner may purchase for himself or herself an annuity option with any surrender benefit of at least $5,000. Keyport Benefit's consent is needed to choose an option if the Certificate Owner is not a natural person.

Annuity  Options  based  on life contingencies cannot  be  surrendered  after
annuity  payments  have  begun.   Option  A,  which  is  not  based  on  life
contingencies, may be surrendered if a variable payout has been  selected.

Because of the potential tax consequences of a full or partial surrender, a Certificate Owner should consult a competent tax adviser regarding a surrender.

                             ANNUITY PROVISIONS

Annuity Benefits

If the Annuitant is alive on the Income Date and the Certificate is In Force, payments will begin under the annuity option or options the Certificate Owner has chosen. The amount of the payments will be determined by applying the Certificate Value (less any premium taxes not previously deducted and less any applicable Certificate Maintenance Charge) on the Income Date in accordance with the option selected.

Income Date and Annuity Option

The Certificate Owner may select an Income Date and Annuity Option at the time of application. If the Certificate Owner does not select an Annuity Option, Option B will automatically be designated. If the Certificate Owner does not select an Income Date for the Annuitant, the Income Date will automatically be the ealier of (i) the later of the Annuitant's 90th birthday and the 10th Certificate Anniversary and (ii) any maximum date permitted under state law.

Change in Income Date and Annuity Option

The Certificate Owner may choose or change an Annuity Option or the Income Date by making a Written Request to Keyport Benefit at least 30 days prior to the Income Date. However, any Income Date must be: (a) for fixed annuity options, not earlier than the first Certificate Anniversary; and (b) not later than the earlier of (i) the later of the Annuitant's 90th birthday and the 10th Certificate Anniversary and (ii) any maximum date permitted under state law.

Annuity Options

The  Annuity Options are:

Option A: Income for a Fixed Number of Years;

Option B: Life Income with 10 Years of Payments Guaranteed; and

Option C: Joint and Last Survivor Income.

Other options may be arranged by mutual consent. Each option is available in two forms--as a variable annuity for use with the Variable Account and as a fixed annuity for use with Keyport Benefit's general account. Variable annuity payments will fluctuate while fixed annuity payments will not. The dollar amount of each fixed annuity payment will be determined by deducting from the Certificate Value any premium taxes not previously deducted and any applicable Certificate Maintenance Charge and then dividing the remainder by $1,000 and multiplying the result by the greater of: (a) the applicable factor shown in the appropriate table in the Certificate; or (b) the factor currently offered by Keyport Benefit at the time annuity payments begin. This current factor may be based on the sex of the payee unless to do so would be prohibited by law.

If no Annuity Option is selected, Option B will automatically be applied. Unless the Certificate Owner chooses otherwise, Variable Account Value, less any premium taxes not previously deducted and less any applicable Certificate Maintenance Charge will be applied to a variable annuity option. Whether variable or fixed, the same Certificate Value applied to each option will produce a different initial annuity payment as well as different subsequent payments.

The payee is the person who will receive the sum payable under an annuity option. Any annuity option that provides for payments to continue after the death of the payee will not allow the successor payee to extend the period of time over which the remaining payments are to be made.

If the amount available to apply under any variable or fixed option is less than $5,000, Keyport Benefit has reserved the right to pay such amount in one sum to the payee in lieu of the payment otherwise provided for.

Annuity payments will be made monthly unless quarterly, semi-annual or annual payments are chosen by Written Request. However, if any payment provided for would be or becomes less than $100, Keyport Benefit has the right to reduce the frequency of payments to such an interval as will result in each payment being at least $100.

Option A: Income For a Fixed Number of Years. Keyport Benefit will pay an annuity for a chosen number of years, not fewer than 5 nor over 50 (a period of years over 30 may be chosen only if it does not exceed the difference between age 100 and the Annuitant's age on the date of the first payment). Option A is referred to as Preferred Income Plan (PIP). At any time while variable annuity payments are being made, the payee may elect to receive the following amount: the present value of the remaining payments, commuted at the interest rate used to create the annuity factor for this option (this interest rate is 5% per year, unless 3% per year is chosen by Written Request at the time the option is selected). Instead of receiving a lump sum, the payee can elect another payment option. If, at the death of the payee, Option A payments have been made for less than the chosen number of years:

(a) payments will be continued during the remainder of the period to the successor payee; or

(b) that successor payee may elect to receive in a lump sum the present value of the remaining payments, commuted at the interest rate used to create the annuity factor for this option. For the variable annuity, this interest rate is 5% per year, unless 3% per year had been chosen by the payee at the time the option was selected.

The Mortality and Expense Risk Charge is deducted during the Option A payment period if a variable payout has been selected, but Keyport Benefit has no mortality risk during this period.

Keyport Benefit has available a "level monthly" payment option that can be chosen for variable payments under Option A. Under this option, the monthly payment amount changes every twelve months instead of every month as would be the case under the standard monthly payment frequency. The "level monthly" option converts an annual payment amount into twelve equal monthly payments as follows. Each annual payment will be determined as described below in "Variable Annuity Payment Values". Each annual payment will then be placed in Keyport Benefit's general account, from which it will be paid out in twelve equal monthly payments. The sum of the twelve monthly payments will exceed the annual payment amount because of an interest rate factor used by Keyport Benefit that will vary from year to year. If the payments are commuted, (1) the commutation method described above for calculating the present value of remaining payments applies to any remaining annual payments and (2) any unpaid monthly payments out of the current twelve will be commuted at the interest rate that was used to determine those twelve current monthly payments.

See "Annuity Payments" for the manner in which Option A may be taxed.

Option B: Life Income with 10 Years of Payments Guaranteed. Keyport Benefit will pay an annuity during the lifetime of the payee. If, at the death of the payee, payments have been made for less than 10 years:

(a) payments will be continued during the remainder of the period to the successor payee; or

(b) that successor payee may elect to receive in a lump sum the present value of the remaining payments, commuted at the interest rate used to create the annuity factor for this option. For the variable annuity, this interest rate is 5% per year, unless 3% per year had been chosen by the payee at the time the option was selected.

The  amount of the annuity payments will depend on the age of the  payee   on
the Income Date and it may also depend on the payee's sex.

Option C: Joint and Last Survivor Income. Keyport Benefit will pay an annuity for as long as either the payee or a designated second natural person is alive. The amount of the annuity payments will depend on the age of both persons on the Income Date and it may also depend on each person's sex. IT IS POSSIBLE UNDER THIS OPTION TO RECEIVE ONLY ONE ANNUITY PAYMENT IF BOTH PAYEES DIE AFTER THE RECEIPT OF THE FIRST PAYMENT OR TO RECEIVE ONLY TWO ANNUITY PAYMENTS IF BOTH PAYEES DIE AFTER RECEIPT OF THE SECOND PAYMENT AND SO ON.

Variable Annuity Payment Values

The amount of the first variable annuity payment is determined by Keyport Benefit using an annuity purchase rate that is based on an assumed annual investment return of 5% per year, unless 3% is chosen by Written Request. Subsequent variable annuity payments will fluctuate in amount and reflect whether the actual investment return of the selected Sub-Account(s) (after deducting the Mortality and Expense Risk Charge) is better or worse than the assumed investment return. The total dollar amount of each variable annuity payment will be equal to: (a) the sum of all Sub-Account payments; less (b) the pro-rata amount of the annual Certificate Maintenance Charge. Currently, a payee can instruct Keyport Benefit to change the Sub-Account(s) used to determine the amount of the variable annuity payments once every 6 months.

Proof of Age, Sex, and Survival of Annuitant

Keyport Benefit may require proof of age, sex or survival of any payee upon whose age, sex or survival payments depend. If the age or sex has been misstated, Keyport Benefit will compute the amount payable based on the correct age and sex. If income payments have begun, any underpayments Keyport Benefit may have made will be paid in full with the next annuity payment. Any overpayments, unless repaid in one sum, will be deducted from future annuity payments until Keyport Benefit is repaid in full.

                           SUSPENSION OF PAYMENTS

Keyport Benefit reserves the right to suspend or postpone any type of payment from the Variable Account for any period when: (a) the New York Stock Exchange is closed other than customary weekend or holiday closings; (b) trading on the Exchange is restricted; (c) an emergency exists as a result of which it is not reasonably practicable to dispose of securities held in the Variable Account or determine their value; or (d) the Securities and Exchange Commission permits delay for the protection of security holders. The applicable rules and regulations of the Securities and Exchange Commission shall govern as to whether the conditions described in (b) and (c) exist.

                                 TAX STATUS

Introduction

The Certificate is designed for use by individuals in retirement plans which may or may not be Qualified Plans under the provisions of the Internal Revenue Code (the "Code"). The ultimate effect of federal income taxes on the Certificate Value, on annuity payments, and on the economic benefit to the Certificate Owner, Annuitant or Designated Beneficiary depends on the type of retirement plan for which the Certificate is purchased and upon the tax and employment status of the individual concerned. The discussion contained herein is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state or other tax laws. Moreover, the discussion herein is based upon Keyport Benefit's understanding of current federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of those current federal income tax laws or of the current interpretations by the Internal Revenue Service.

Taxation of Annuities in General

Section 72 of the Code governs taxation of annuities in general. There are no income taxes on increases in the value of a Certificate until a distribution occurs, in the form of a full surrender, a partial surrender, an assignment or gift of the Certificate, or annuity payments.

Surrenders, Assignments and Gifts. A Certificate Owner who fully surrenders his or her Certificate is taxed on the portion of the payment that exceeds his or her cost basis in the Certificate. For Non-Qualified Certificates, the cost basis is generally the amount of the Purchase Payments made for the Certificate and the taxable portion of the surrender payment is taxed as ordinary income. For Qualified Certificates, the cost basis is generally zero and the taxable portion of the surrender payment is generally taxed as ordinary income subject to special 5-year income averaging. A Designated Beneficiary receiving a lump sum surrender benefit after the death of the Annuitant or Certificate Owner is taxed on the portion of the amount that exceeds the Certificate Owner's cost basis in the Certificate. If the Designated Beneficiary elects to receive annuity payments within 60 days of the decedent's death, different tax rules apply. See "Annuity Payments" below. For Non-Qualified Certificates, the tax treatment applicable to Designated Beneficiaries may be contrasted with the income-tax-free treatment applicable to persons inheriting and then selling mutual fund shares with a date-of-death value in excess of their basis.

Partial withdrawals received under Non-Qualified Certificates prior to annuitization are first included in gross income to the extent Certificate Value exceeds Purchase Payments. Then, to the extent the Certificate Value does not exceed Purchase Payments, such withdrawals are treated as a non-taxable return of principal to the Certificate Owner. For partial withdrawals under a Qualified Certificate, payments are treated first as a non-taxable return of principal up to the cost basis and then a taxable return of income. Since the cost basis of Qualified Certificates is generally zero, partial surrender amounts will generally be fully taxed as ordinary income.

A Certificate Owner who assigns or pledges a Non-Qualified Certificate is treated as if he or she had received the amount assigned or pledged and thus is subject to taxation under the rules applicable to partial withdrawals or surrenders. A Certificate Owner who gives away the Certificate (i.e., transfers it without full and adequate consideration) to anyone other than his or her spouse is treated for income tax purposes as if he or she had fully surrendered the Certificate.

A special computational rule applies if Keyport Benefit issues to the Certificate Owner, during any calendar year, (a) two or more Certificates or
(b) one or more Certificates and one or more of Keyport Benefit's other annuity contracts. Under this rule, the amount of any distribution includable in the Certificate Owner's gross income is to be determined under
Section 72(e) of the Code by treating all the Keyport Benefit contracts as one contract. Keyport Benefit believes that this means the amount of any distribution under one Certificate will be includable in gross income to the extent that at the time of distribution the sum of the values for all the Certificates or contracts exceeds the sum of the cost bases for all the contracts.

Annuity Payments. The non-taxable portion of each variable annuity payment is determined by dividing the cost basis of the Certificate by the total number of expected payments while the non-taxable portion of each fixed annuity payment is determined by an "exclusion ratio" formula which establishes the ratio that the cost basis of the Certificate bears to the total expected value of annuity payments for the term of the annuity. The remaining portion of each payment is taxable. Such taxable portion is taxed at ordinary income rates. For Qualified Certificates, the cost basis is generally zero. With annuity payments based on life contingencies, the payments will become fully taxable once the payee lives longer than the life expectancy used to calculate the non-taxable portion of the prior payments. Because variable annuity payments can increase over time and because certain payment options provide for a lump sum right of commutation, it is possible that the IRS could determine that variable annuity payments should not be taxed as described above but instead should be taxed as if they were received under an agreement to pay interest. This determination would result in a higher amount (up to 100%) of certain payments being taxable.

With respect to the "level monthly" payment option available under Annuity Option A, pursuant to which each annual payment is placed in Keyport Benefit's general account and paid out with interest in twelve equal monthly payments, it is possible the IRS could determine that receipt of the first monthly payout of each annual payment is constructive receipt of the entire annual payment. Thus, the total taxable amount for each annual payment would be accelerated to the time of the first monthly payout and reported in the tax year in which the first monthly payout is received.

Penalty Tax. Payments received by Certificate Owners, Annuitants, and Designated Beneficiaries under Certificates may be subject to both ordinary income taxes and a penalty tax equal to 10% of the amount received that is includable in income. The penalty tax is not imposed on amounts received:
(a) after the taxpayer attains age 59 1/2; (b) in a series of substantially equal payments made for life or life expectancy; (c) after the death of the Certificate Owner (or, where the Certificate Owner is not a human being, after the death of the Annuitant); (d) if the taxpayer becomes totally and permanently disabled; or (e) under a Non-Qualified Certificate's annuity payment option that provides for a series of substantially equal payments, provided only one Purchase Payment is made to the Certificate, the Certificate is not issued as a result of a Section 1035 exchange, and the first annuity payment begins in the first Certificate Year.

Income Tax Withholding. Keyport Benefit is required to withhold federal income taxes on taxable amounts paid under Certificates unless the recipient elects not to have withholding apply. Keyport Benefit will notify recipients of their right to elect not to have withholding apply.

Section 1035 Exchanges. A Non-Qualified Certificate may be purchased with proceeds from the surrender of an existing annuity contract. Such a transaction may qualify as a tax-free exchange pursuant to Section 1035 of the Code. It is Keyport Benefit's understanding that in such an event: (a) the new Certificate will be subject to the distribution-at-death rules described in "Death Provisions for Non-Qualified Certificates"; (b) Purchase Payments made between August 14, 1982 and January 18, 1985 and the income allocable to them will, following an exchange, no longer be covered by a "grandfathered" exception to the penalty tax for a distribution of income that is allocable to an investment made over ten years prior to the distribution; and (c) Purchase Payments made before August 14, 1982 and the income allocable to them will, following an exchange, continue to receive the following "grandfathered" tax treatment under prior law: (i) the penalty tax does not apply to any distribution; (ii) partial withdrawals are treated first as a non-taxable return of principal and then a taxable return of income; and (iii) assignments are not treated as surrenders subject to taxation. Keyport Benefit's understanding of the above is principally based on legislative reports prepared by the Staff of the Congressional Joint Committee on Taxation.

Diversification Standards. The U.S. Secretary of the Treasury has issued regulations that set standards for diversification of the investments underlying variable annuity contracts (other than pension plan contracts). The Eligible Funds are designed to be managed to meet the diversification requirements for the Certificate as those requirements may change from time to time. If the diversification requirements are not satisfied, the Certificate would not be treated as an annuity contract. As a consequence to the Certificate Owner, income earned on a Certificate would be taxable to the Certificate Owner in the year in which diversification requirements were not satisfied, including previously non-taxable income earned in prior years. As a further consequence, Keyport Benefit would be subjected to federal income taxes on assets in the Variable Account.

The Secretary of the Treasury announced in September 1986 that he expects to issue regulations which will prescribe the circumstances in which a Certificate Owner's control of the investments of a segregated asset account may cause the Certificate Owner, rather than the insurance company, to be treated as the owner of the assets of the account. The regulations could impose requirements that are not reflected in the Certificate. Keyport Benefit, however, has reserved certain rights to alter the Certificate and investment alternatives so as to comply with such regulations. Since the regulations have not been issued, there can be no assurance as to the content of such regulations or even whether application of the regulations will be prospective. For these reasons, Certificate Owners are urged to consult with their own tax advisers.

Qualified Plans

The Certificate is designed for use with Qualified Plans. The tax rules applicable to participants in Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. Therefore, no attempt is made herein to provide more than general information about the use of the Certificate with Qualified Plans. Participants under a Qualified Plan as well as Certificate Owners, Annuitants, and Designated Beneficiaries are cautioned that the rights of any person to any benefits under a Qualified Plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Certificate issued in connection therewith. Following is a brief description of the type of Qualified Plans offered and of the use of the Certificate in connection therewith. Purchasers of the Certificate should seek competent advice concerning the terms and conditions of the particular Qualified Plan and use of the Certificate with that Plan.

Individual Retirement Annuities

Sections 408(b) and 408A of the Code permit eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" and "Roth IRA", respectively. These individual retirement annuities are subject to limitations on the amount which may be contributed, the persons who may be eligible, and on the time when distributions may commence. In addition, distributions from certain types of Qualified Plans may be placed on a tax-deferred basis into a Section 408(b) Individual Retirement Annuity.

                     VARIABLE ACCOUNT VOTING PRIVILEGES

In accordance with its view of present applicable law, Keyport Benefit will vote the shares of the Eligible Funds held in the Variable Account at regular and special meetings of the shareholders of the Eligible Funds in accordance with instructions received from persons having the voting interest in the Variable Account. Keyport Benefit will vote shares for which it has not received instructions in the same proportion as it votes shares for which it has received instructions.

However, if the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result Keyport Benefit determines that it is permitted to vote the shares of the Eligible Funds in its own right, it may elect to do so.

The person having the voting interest under a Certificate prior to the Income Date shall be the Certificate Owner. The number of shares held in each Sub-Account which are attributable to each Certificate Owner is determined by dividing the Certificate Owner's Variable Account Value in each Sub-Account by the net asset value of the applicable share of the Eligible Fund. The person having the voting interest after the Income Date under an annuity payment option shall be the payee. The number of shares held in the Variable Account which are attributable to each payee is determined by dividing the reserve for the annuity payments by the net asset value of one share. During the annuity payment period, the votes attributable to a payee decrease as the reserves underlying the payments decrease.

The number of shares in which a person has a voting interest will be determined as of the date coincident with the date established by the respective Eligible Fund for determining shareholders eligible to vote at the meeting of the Fund and voting instructions will be solicited by written communication prior to such meeting in accordance with the procedures established by the Eligible Fund.

Each person having the voting interest in the Variable Account will receive periodic reports relating to the Eligible Fund(s) in which he or she has an interest, proxy material and a form with which to give such voting instructions with respect to the proportion of the Eligible Fund shares held in the Variable Account corresponding to his or her interest in the Variable Account.

                          SALES OF THE CERTIFICATES


Keyport Financial Services Corp. ("KFSC") serves as the Principal Underwriter for the Certificate described in this Prospectus. The Certificate will be sold by salespersons who represent Keyport Benefit Life Insurance Company, an affiliate of KFSC, as variable annuity agents and who are registered representatives of broker/dealers who have entered into distribution agreements with KFSC. KFSC is registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. It is located at 125 High Street, Boston, Massachusetts 02110. A dealer selling the Certificate receives no commission.


                              LEGAL PROCEEDINGS

There are no legal proceedings to which the Variable Account or the Principal Underwriter are a party. Keyport Benefit is engaged in various kinds of routine litigation which in its judgment is not of material importance in relation to the total capital and surplus of Keyport Benefit.

                       INQUIRIES BY CERTIFICATE OWNERS

Certificate Owners with questions about their Certificates may either write Keyport Benefit's Service Office, 125 High Street, Boston, MA 02110, or call
(800) 367-3653 or write Manning & Napier Insurance Fund, Inc. at P.O. Box 40610 Rochester, New York 14604 or call (800) 466-3863.

            TABLE OF CONTENTS_STATEMENT OF ADDITIONAL INFORMATION



                                                            Page
Keyport Benefit Life Insurance Company                         2
Variable Annuity Benefits                                      2
  Variable Annuity Payment Values                              2
  Re-Allocating Sub-Account Payments                           3
Safekeeping of Assets                                          4
Principal Underwriter                                          4
Experts                                                        4
Investment Performance                                         4
  Yields for Stein Roe Money Market Fund (SRMMF) Sub-Account   6
Financial Statements                                           6
 Keyport Benefit Life Insurance Company                        7



                                 APPENDIX A

                           TELEPHONE INSTRUCTIONS

Telephone Transfers of Certificate Values

1. If there are joint Certificate Owners, both must authorize Keyport Benefit and Manning & Napier Insurance Fund, Inc. ("Manning & Napier Insurance Fund") to accept telephone instructions but either Certificate Owner can give telephone instructions.

2. All callers will be required to identify themselves. Keyport Benefit reserves the right to refuse to act upon any telephone instructions in cases where the caller has not sufficiently identified himself/herself to Keyport Benefit's or Manning & Napier Insurance Fund's satisfaction.

3. Neither Keyport Benefit, Manning & Napier Insurance Fund, nor any person acting on its behalf shall be subject to any claim, loss, liability, cost or expense if it or such person acted in good faith upon a telephone instruction, including one that is unauthorized or fraudulent; however, Keyport Benefit and/or Manning & Napier Insurance Fund will employ reasonable procedures to confirm that a telephone instruction is genuine and, if Keyport Benefit and/or Manning & Napier Insurance Fund does not, Keyport Benefit and/or Manning & Napier Insurance Fund may be liable for losses due to an unauthorized or fraudulent instruction. The Certificate Owner thus bears the risk that an unauthorized or fraudulent instruction that is executed may cause the Certificate Value to be lower than it would be had no instruction been executed.

4. All conversations will be recorded with disclosure at the time of the call.

5. The application for the Certificate may allow a Certificate Owner to create a power of attorney by authorizing another person to give telephone instructions. Unless prohibited by state law, such power will be treated as durable in nature and shall not be affected by the subsequent incapacity, disability or incompetency of the Certificate Owner. Either Keyport Benefit, Manning & Napier Insurance Fund or the authorized person may cease to honor the power by sending written notice to the Certificate Owner at the Certificate Owner's last known address. Neither Keyport Benefit, Manning & Napier Insurance Fund nor any person acting on its behalf shall be subject to liability for any act executed in good faith reliance upon a power of attorney.

6. Telephone authorization shall continue in force until (a) Keyport Benefit and/or Manning & Napier Insurance Fund receives the Certificate Owner's written revocation, (b) Keyport Benefit and/or Manning & Napier Insurance Fund discontinues the privilege, or (c) Keyport Benefit and/or Manning & Napier Insurance Fund receives written evidence that the
Certificate Owner has entered into a market timing or asset allocation agreement with an investment adviser or with a broker/dealer.

7. Telephone transfer instructions received by Keyport Benefit at 800-367-3653 and/or Manning & Napier Insurance Fund at (800) 466-3863 before the close of trading on the New York Stock Exchange (currently 4:00 P.M. Eastern
Time) will be initiated that day based on the unit value prices calculated at the close of that day. Instructions received after the close of trading on the NYSE will be initiated the following business day.

8. Once instructions are accepted by Keyport Benefit and/or Manning & Napier Insurance Fund, they may not be canceled.

9. All transfers must be made in accordance with the terms of the Certificate and current prospectus. If the transfer instructions are not in good order, Keyport Benefit and/or Manning & Napier Insurance Fund will not execute the transfer and will notify the caller within 48 hours.

10. If 100% of any Sub-Account's value is transferred and the allocation formula for Purchase Payments includes that Sub-Account, then the allocation formula for future Purchase Payments will change accordingly unless Keyport Benefit receives telephone instructions to the contrary. For example, if the allocation formula is 50% to Sub-Account A and 50% to Sub-Account B and all of Sub-Account A's value is transferred to Sub-Account B, the allocation formula will change to 100% to Sub-Account B unless Keyport Benefit is instructed otherwise.


        Telephone Changes to Purchase Payment Allocation Percentages

                      Numbers 1-6 above are applicable.






                                     PART B



                     STATEMENT OF ADDITIONAL INFORMATION

                       GROUP FLEXIBLE PURCHASE PAYMENT
                     DEFERRED VARIABLE ANNUITY CONTRACT
                                  ISSUED BY
                             VARIABLE ACCOUNT A
                                     OF
         KEYPORT BENEFIT LIFE INSURANCE COMPANY ("Keyport Benefit")





This Statement of Additional Information (SAI) is not a prospectus but it relates to, and should be read in conjunction with, the Manning & Napier variable annuity prospectus dated June 24, 1998. The SAI is incorporated by reference into the prospectus. The prospectus is available, at no charge, by writing Keyport Financial Services Corp. at 125 High Street, Boston, MA 02110 or by calling (800) 437-4466. It may also be obtained by writing Manning & Napier Insurance Fund, Inc. at P.O. Box 40610, Rochester, New York 14604, or by calling (800) 466-3868.


                              TABLE OF CONTENTS

                                                                        Page

Keyport Benefit Life Insurance Company.....................................2
Variable Annuity Benefits..................................................2
  Variable Annuity Payment Values..........................................2
  Re-Allocating Sub-Account Payments.......................................3
Safekeeping of Assets......................................................4
Principal Underwriter......................................................4
Experts....................................................................4
Investment Performance.....................................................4
  Yields for Stein Roe Money Market Fund (SRMMF) Sub-Account...............6
Financial Statements.......................................................6
  Keyport Benefit Life Insurance Company...................................7



The date of this statement of additional information is June 24, 1998.

                   KEYPORT BENEFIT LIFE INSURANCE COMPANY


Liberty Mutual Insurance Company ("Liberty Mutual"), a multi-line insurance company, is the ultimate corporate parent of Keyport Benefit. Liberty Mutual ultimately controls Keyport Benefit through the following intervening holding company subsidiaries: Liberty Mutual Equity Corporation, LFC Holdings Inc., Liberty Financial Companies, Inc. ("LFC"), SteinRoe Services, Inc. and
Keyport Life Insurance Company. Liberty Mutual, as of December 31, 1997, owned, indirectly, approximately 73% of the combined voting power of the outstanding stock of LFC (with the balance being publicly held). For additional information about Keyport Benefit, see page 8 of the prospectus.


                          VARIABLE ANNUITY BENEFITS

Variable Annuity Payment Values

For each variable payment option, the total dollar amount of each periodic payment will be equal to: (a) the sum of all Sub-Account payments; less (b) the pro-rata amount of the annual Certificate Maintenance Charge.

The first payment for each Sub-Account will be determined by deducting any applicable Certificate Maintenance Charge and any applicable state premium taxes and then dividing the remaining value of that Sub-Account by $1,000 and multiplying the result by the greater of: (a) the applicable factor from the Certificate's annuity table for the particular payment option; or (b) the factor currently offered by Keyport Benefit at the time annuity payments begin. This current factor may be based on the sex of the payee unless to do so would be prohibited by law.

The number of Annuity Units for each Sub-Account will be determined by dividing such first payment by the Sub-Account Annuity Unit value for the Valuation Period that includes the date of the first payment. The number of Annuity Units remains fixed for the annuity payment period. Each Sub-Account payment after the first one will be determined by multiplying (a) by (b), where: (a) is the number of Sub-Account Annuity Units; and (b) is the Sub-Account Annuity Unit value for the Valuation Period that includes the date of the particular payment.

Variable annuity payments will fluctuate in accordance with the investment results of the underlying Eligible Funds. In order to determine how these fluctuations affect annuity payments, Keyport Benefit uses an Annuity Unit value. Each Sub-Account has its own Annuity Units and value per Unit. The Annuity Unit value applicable during any Valuation Period is determined at the end of such period.

When Keyport Benefit first purchased Eligible Fund shares on behalf of the Variable Account, Keyport Benefit valued each Annuity Unit for each Sub-Account at a specified dollar amount. The Unit value for each Sub-Account in any Valuation Period thereafter is determined by multiplying the value for the prior period by a net investment factor. This factor may be greater or less than 1.0; therefore, the Annuity Unit may increase or decrease from Valuation Period to Valuation Period. For each assumed annual investment rate (AIR), Keyport Benefit calculates a net investment factor for each Sub-Account by dividing (a) by (b), where:

     (a) is equal to the net investment factor as defined in the prospectus; and

     (b) is the assumed investment factor for the current Valuation Period. The assumed investment factor adjusts for the interest assumed in determining the first variable annuity payment. Such factor for any Valuation Period shall be the accumulated value, at the end of such period, of $1.00 deposited at the beginning of such period at the assumed annual investment rate (AIR). The AIR for Annuity Units based on the Contract's annuity tables is 5% per year. An AIR of 3% per year is also currently available upon Written Request.

With a particular AIR, payments after the first one will increase or decrease from month to month based on whether the actual annualized investment return of the selected Sub-Account(s) (after deducting the Mortality and Expense Risk Charge) is better or worse than the assumed AIR percentage. If a given amount of Sub-Account value is applied to a particular payment option, the initial payment will be smaller if a 3% AIR is selected instead of a 5% AIR but, all other things being equal, the subsequent 3% AIR payments have the potential for increasing in amount by a larger percentage and for decreasing in amount by a smaller percentage. For example, consider what would happen if the actual annualized investment return (see the first sentence of this paragraph) is 9%, 5%, 3%, or 0% between the time of the first and second payments. With an actual 9% return, the 3% AIR and 5% AIR payments would both increase in amount but the 3% AIR payment would increase by a larger percentage. With an actual 5% return, the 3% AIR payment would increase in amount while the 5% AIR payment would stay the same. With an actual return of 3%, the 3% AIR payment would stay the same while the 5% AIR payment would decrease in amount. Finally, with an actual return of 0%, the 3% AIR and 5% AIR payments would both decrease in amount but the 3% AIR payment would decrease by a smaller percentage. Note that the changes in payment amounts described above are on a percentage basis and thus do not illustrate when, if ever, the 3% AIR payment amount might become larger than the 5% AIR payment amount. Note though that if Option A (Income for a Fixed Number of Years) is selected and payments continue for the entire period, the 3% AIR payment amount will start out being smaller than the 5% AIR payment amount but eventually the 3% AIR payment amount will become larger than the 5% AIR payment amount.

Re-Allocating Sub-Account Payments

The number of Annuity Units for each Sub-Account under any variable annuity option will remain fixed during the entire annuity payment period unless the payee makes a written request for a change. Currently, a payee can instruct Keyport Benefit to change the Sub-Account(s) used to determine the amount of the variable annuity payments 1 time every 6 months. The payee's request must specify the percentage of the annuity payment that is to be based on the investment performance of each Sub-Account. The percentage for each Sub-Account, if not zero, must be at least 10% and must be a whole number. At the end of the Valuation Period during which Keyport Benefit receives the request, Keyport Benefit will: (a) value the Annuity Units for each Sub-Account to create a total annuity value; (b) apply the new percentages the payee has selected to this total value; and (c) recompute the number of Annuity Units for each Sub-Account. This new number of units will remain fixed for the remainder of the payment period unless the payee requests another change.

                            SAFEKEEPING OF ASSETS

Keyport Benefit is responsible for the safekeeping of the assets of the Variable Account.

Keyport Benefit has responsibility for providing all administration of the Certificates and the Variable Account. This administration includes, but is not limited to, preparation of the Contracts and Certificates, maintenance of Certificate Owners' records, and all accounting, valuation, regulatory and reporting requirements. Keyport Benefit has contracted with Keyport Life Insurance Company, its corporate parent, to provide all administration for the Contracts and Certificates, as its agent. Keyport Benefit pays Keyport Life Insurance Company for the costs it incurs for providing those administrative services.

                            PRINCIPAL UNDERWRITER

The   Contracts  and  Certificates,  which  are  offered  continuously,   are
distributed by Keyport Financial Services Corp. ("KFSC"), which is an affiliate of Keyport Benefit.

                                   EXPERTS


The statutory-basis financial statements of Keyport Benefit Life Insurance Company (formerly American Benefit Life Insurance Company) as of December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997 appearing in this Statement of Additional Information have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


                           INVESTMENT PERFORMANCE

The Variable Account may from time to time quote performance information concerning its various Sub-Accounts. A Sub-Account's performance may also be compared to the performance of sub-accounts used with variable annuities offered by other insurance companies. This comparative information may be expressed as a ranking prepared by Financial Planning Resources, Inc. of Miami, FL (The VARDS Report), Lipper Analytical Services, Inc., or by Morningstar, Inc. of Chicago, IL (Morningstar's Variable Annuity Performance Report), which are independent services that compare the performance of variable annuity sub-accounts. The rankings are done on the basis of changes in accumulation unit values over time and do not take into account any charges (such as sales charges or administrative charges) that are deducted directly from contract values.

Ibbotson Associates of Chicago, IL provides historical returns from 1926 on capital markets in the United States. The Variable Account may quote the performance of its Sub-Accounts in conjunction with the long-term performance of capital markets in order to illustrate general long-term risk versus reward investment scenarios. Capital markets tracked by Ibbotson Associates include common stocks, small company stocks, long-term corporate bonds, long-term government bonds, U.S. Treasury Bills, and the U.S. inflation rate. Historical total returns are determined by Ibbotson Associates for: Common Stocks, represented by the Standard and Poor's Composite Price Index (an unmanaged weighted index of 90 stocks prior to March 1957 and 500 stocks thereafter of industrial, transportation, utility and financial companies widely regarded by investors as representative of the stock market); Small Company Stocks, represented by the fifth capitalization quintile (i.e., the ninth and tenth deciles) of stocks on the New York Stock Exchange for 1926-1981 and by the performance of the Dimensional Fund Advisors Small Company 9/10 (for ninth and tenth deciles) Fund thereafter; Long Term Corporate Bonds, represented beginning in 1969 by the Salomon Brothers Long-Term High-Grade Corporate Bond Index, which is an unmanaged index of nearly all Aaa and Aa rated bonds, represented for 1946-1968 by backdating the Salomon Brothers Index using Salomon Brothers' monthly yield data with a methodology similar to that used by Salomon Brothers in computing its Index, and represented for 1925-1945 through the use of the Standard and Poor's monthly High-Grade Corporate Composite yield data, assuming a 4% coupon and a 20-year maturity; Long-Term Government Bonds, measured each year using a portfolio containing one U.S. government bond with a term of approximately twenty years and a reasonably current coupon; U.S. Treasury Bills, measured by rolling over each month a one-bill portfolio containing, at the beginning of each month, the shortest-term bill having not less than one month to maturity; Inflation, measured by the Consumer Price Index for all Urban Consumers, not seasonably adjusted, since January, 1978 and by the Consumer Price Index before then. The stock capital markets may be contrasted with the corporate bond and U.S. government securities capital markets. Unlike an investment in stock, an investment in a bond that is held to maturity provides a fixed rate of return. Bonds have a senior priority to common stocks in the event the issuer is liquidated and interest on bonds is generally paid by the issuer before it makes any distributions to common stock owners. Bonds rated in the two highest rating categories are considered high quality and present minimal risk of default. An additional advantage of investing in U.S. government bonds and Treasury bills is that they are backed by the full faith and credit of the U.S. government and thus have virtually no risk of default. Although government securities fluctuate in price, they are highly liquid.


Yields for Stein Roe Money Market Fund (SRMMF) Sub-Account

Yield and effective yield percentages for the SRMMF Sub-Account are calculated using the method prescribed by the Securities and Exchange Commission. Both yields reflect the deduction of the annual 0.35% asset-based Certificate charge. Both yields also reflect, on an allocated basis, the Certificate's annual $35 Certificate Maintenance Charge. Both yields do not reflect premium tax charges. The yields would be lower if these charges were included. The following are the standardized formulas:

Yield equals:  (A - B - 1) X  365
                  C            7
Effective Yield Equals:  (A - B)365/7 - 1
                            C
Where:

A =  the Accumulation Unit value at the end of the 7-day period.

B = hypothetical Certificate Maintenance Charge for the 7-day period. The assumed annual SRMMF Sub-Account charge is equal to the $35 Certificate charge multiplied by a fraction equal to the average number of Certificates with SRMMF Sub-Account value during the 7-day period divided by the average total number of Certificates during the 7-day period. This annual amount is converted to a 7-day charge by multiplying it by 7/365. It is then equated to an Accumulation Unit size basis by multiplying it by a fraction equal to the average value of one SRMMF Sub-Account Accumulation Unit during the 7-day period divided by the average Certificate Value in SRMMF Sub-Account during the 7-day period.

C =  the Accumulation Unit value at the beginning of the 7-day period.

The yield formula assumes that the weekly net income generated by an investment in the SRMMF Sub-Account will continue over an entire year. The effective yield formula also annualizes seven days of net income but it assumes that the net income is reinvested over the year. This compounding effect causes effective yield to be higher than the yield.

                            FINANCIAL STATEMENTS

The Variable Account has not yet commenced operations and therefore no financial statements are included. The financial statements of Keyport Benefit are provided as relevant to its ability to meet its financial obligations under the Certificates.


                       Report of Independent Auditors

The Board of Directors and Stockholder
Keyport Benefit Life Insurance Company
(formerly American Benefit Life Insurance Company)

We have audited the accompanying statutory-basis balance sheets of Keyport Benefit Life Insurance Company (formerly American Benefit Life Insurance Company, a wholly-owned subsidiary of American Republic Insurance Company) as of December 31, 1997 and 1996, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of New York, which practices differ from generally accepted accounting principles. The variances between such practices and generally accepted accounting principles also are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of Keyport Benefit Life Insurance Company at December 31, 1997 and 1996, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 1997.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Keyport Benefit Life Insurance Company at December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of New York.

/s/Ernst & Young LLP

ERNST & YOUNG LLP
Des Moines, Iowa
March 13, 1998

                   Keyport Benefit Life Insurance Company
             (formerly American Benefit Life Insurance Company)

                      Balance Sheets - Statutory-Basis



                                                         December 31
                                                     1997          1996
Admitted assets
Bonds D at amortized cost                         $2,995,943  $  8,416,743

Cash and cash equivalents:
 Short-term investments                            2,498,556       210,000
 Cash                                                952,919        74,858
                                                   3,451,475       284,858
Total cash and investments                         6,447,418     8,701,601

Investment income due and accrued                     86,829       152,615
Receivable from securities sold                        -               873
Other admitted assets                                      9           151
Separate account assets                            2,777,522     3,690,792
Total admitted assets                             $9,311,778   $12,546,032

Liabilities and capital and surplus
Liabilities:
 Policy reserves:
  Annuity                                         $   73,095   $    88,053
  Accident and health                                 95,961        79,526
                                                     169,056       167,579

 Policy and contract claims                           47,460        45,600
 Due to parent under tax allocation agreement         87,449       132,559
 Transfer to separate accounts due or accrued, net    (3,214)      (10,285)
 Asset valuation reserve                               -            58,296
 Interest maintenance reserve                         38,672        20,116
 Other liabilities                                   105,833        20,825
 Separate account liabilities                      2,777,522     3,690,792
Total liabilities                                  3,222,778     4,125,482

Lease commitment  (Note 9)

Capital and surplus:
 Common Stock, par value $2,000
 per share D 1,000 shares authorized,
 issued and outstanding                            2,000,000     2,000,000
 Additional paid-in capital                        2,500,000     5,000,000
 Separate account contingency reserve                  -            92,270
 Unassigned surplus                                1,589,000     1,328,280
Total capital and surplus                          6,089,000     8,420,550
Total liabilities and capital and surplus         $9,311,778   $12,546,032


                           See accompanying notes.

                   Keyport Benefit Life Insurance Company
             (formerly American Benefit Life Insurance Company)

                 Statements of Operations - Statutory-Basis




                                              Year ended December 31
                                            1997       1996      1995
Premiums and other considerations:
 Annuity deposits                        $ 37,387   $ 43,705   $ 51,449
 Accident and health                         -         9,100     18,200
                                           37,387     52,805     69,649

Net investment income                     562,822    590,018    570,073
Miscellaneous income                        7,902      7,651    134,395
                                          608,111    650,474    774,117
Benefits and expenses:
 Benefits paid or provided for:
  Surrender benefits                    1,312,171  1,804,050  3,285,960
  Annuity and other benefits               27,546     86,818     58,768
  Accident and health benefits             27,420       -        37,326
  Decrease in policy reserves               1,477    (30,370)  (131,774)
                                        1,368,614  1,860,498  3,250,280
  Insurance expenses:
   Commissions                              3,149      4,479      6,175
   General insurance expenses             389,107    327,700    300,049
   Insurance taxes, licenses and fees      27,001      7,749      7,039
   Net transfers from separate account (1,356,208)(1,895,913)(3,230,846)
                                         (936,951)(1,555,985)(2,917,583)
                                          431,663    304,513    332,697
Gain from operations before federal
 income taxes and net realized capital
 gains                                    176,448    345,961    441,420

Federal income taxes                       66,328    118,372    130,420
Net gain from operations before net
 realized capital gains                   110,120    227,589    311,000

Net realized capital gains, net of
 federal income taxes (1997 - $14,672;
 1996 D $1,628; 1995 D $1,580) and amounts
 transferred to interest maintenance
 reserve (1997 D $27,249; 1996 D $3,024;
 1995 D $2,934)                             -           -          -

Net income                               $110,120  $227,589    $311,000



                           See accompanying notes.

                   Keyport Benefit Life Insurance Company
             (formerly American Benefit Life Insurance Company)

       Statements of Changes in Capital and Surplus - Statutory-Basis

                                          Separate
                            Additional    Account
                 Common      Paid-In     Contingency   Unassigned
                  Stock      Capital      Reserve       Surplus     Total

Balance at
 January 1,
 1995          $2,000,000   $5,000,000     $185,557  $  769,276 $7,954,833
  Net income         -            -            -        311,000    311,000
  Decrease in
   asset
   valuation
   reserve           -            -            -          3,917      3,917
  Decrease in
   nonadmitted
   assets            -            -             -           356        356
  Decrease in
   surplus of
   separate
   account           -            -             -       (69,062)   (69,062)
  Transfer of
   contingency
   reserve back
   to unassigned
   surplus           -            -         (57,755)     57,755        -
  Other              -            -            -         (7,522)    (7,522)
Balance at
 December 31,
 1995           2,000,000    5,000,000      127,802   1,065,720  8,193,522
  Net income         -            -            -        227,589    227,589
  Increase in
   asset valuation
   reserve           -            -            -           (751)      (751)
  Decrease in
   nonadmitted
   assets            -            -            -            190        190
  Transfer of
   contingency
   reserve back to
   unassigned
   surplus           -            -         (35,532)     35,532      -
Balance at
 December 31,
 1996           2,000,000    5,000,000       92,270   1,328,280  8,420,550
  Net income         -            -            -        110,120    110,120
  Decrease in
   asset valuation
   reserve           -            -            -         58,296     58,296
  Decrease in
   nonadmitted
   assets            -            -            -             34         34
  Transfer of
   contingency
   reserve back
   to unassigned
   surplus           -            -         (92,270)     92,270       -
  Dividend paid
   to parent         -      (2,500,000)        -           -    (2,500,000)
Balance at
 December 31,
 1997          $2,000,000   $2,500,000    $    -     $1,589,000 $6,089,000



                           See accompanying notes.

                   Keyport Benefit Life Insurance Company
             (formerly American Benefit Life Insurance Company)

                 Statements of Cash Flows - Statutory-Basis


                                              Year ended December 31
                                            1997       1996        1995
Operating activities
Premiums and other
 considerations                       $    37,529  $   52,808   $   69,504
Investment income, less expenses          648,361     598,768      599,720
Miscellaneous income                         (792)        186      126,915
Accident and health claims                (25,560)      -          (43,526)
Annuity surrenders                     (1,312,171) (1,804,050)  (3,285,960)
Annuity and other benefits paid           (27,546)    (86,818)     (58,768)
Insurance expenses                       (340,984)   (344,366)    (326,057)
Federal income taxes paid                (126,110)   (119,441)     (65,501)
Net transfers from separate account     1,363,279   1,910,019    3,230,846
Net cash provided by operating
 activities                               216,006     207,106      247,173

Investing activities
Proceeds from bonds sold,
 matured or repaid                      5,743,126   2,978,253    1,692,370
Cost of bonds acquired                   (293,966) (3,388,068)  (1,826,241)
Dividend paid to parent                (2,500,000)      -             -
Other                                       1,451      49,070            1
Net cash provided by (used in)
 investing activities                   2,950,611    (360,745)    (133,870)
Increase (decrease) in cash and
 cash equivalents                       3,166,617    (153,639)     113,303

Cash and cash equivalents at
 beginning of year                        284,858     438,497      325,194
Cash and cash equivalents at end
 of year                               $3,451,475  $  284,858  $   438,497



                           See accompanying notes.

                   Keyport Benefit Life Insurance Company
             (formerly American Benefit Life Insurance Company)

                Notes to Statutory-Basis Financial Statements

                              December 31, 1997




1. Organization and Significant Accounting Policies

Organization

Through December 31, 1997, Keyport Benefit Life Insurance Company (formerly American Benefit Life Insurance Company) was wholly owned by American Republic Insurance Company (American Republic), a mutual life insurance company. The Company was sold on January 2, 1998 to Keyport Life Insurance Company including the assumption of all responsibilities related to the Separate Account. The name of the Company was changed in conjunction with the sale from American Benefit Life Insurance Company to Keyport Benefit Life Insurance Company. The Company offers flexible premium annuities and long-term care products. The Company is licensed in the State of New York.

Basis of Presentation

The accompanying financial statements of Keyport Benefit Life Insurance Company (formerly American Benefit Life Insurance Company) have been prepared in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of New York, which practices differ from generally accepted accounting principles ("GAAP").

Prescribed statutory accounting practices include state laws, regulations and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners (NAIC). Permitted statutory accounting practices encompass all accounting practices that are not prescribed. Such practices may differ from state to state, may differ from company to company within a state and may change in the future.

The NAIC is in the process of codifying statutory accounting practices (Codification). Codification will likely change, to some extent, prescribed statutory accounting practices and may result in changes to the accounting practices that the Company uses to prepare its statutory-basis financial statements. Codification, which was approved by the NAIC in March 1998, will require adoption by the various states before it becomes the prescribed statutory basis of accounting for insurance companies domesticated within those states. Accordingly, before Codification becomes effective for the Company, the State of Iowa must adopt Codification as the prescribed basis of accounting on which domestic insurers must report their statutory-basis results to the Insurance Division. At this time, it is unclear whether the State of Iowa will adopt Codification.

                   Keyport Benefit Life Insurance Company
             (formerly American Benefit Life Insurance Company)

          Notes to Statutory-Basis Financial Statements (continued)

1. Organization and Significant Accounting Policies (continued)

The more significant differences between statutory accounting practices and GAAP are as follows: (a) investments in bonds are reported at amortized cost or market value based on their NAIC rating. For GAAP purposes, such investments in debt securities are designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity investments in debt securities are reported at amortized cost. The remaining investments in debt securities are reported at fair value with the unrealized holding gains and losses reported in operations for those designated as trading and as a separate component of equity for those designated as available-for-sale; (b) the costs of acquiring and renewing business are charged to current operations as incurred rather than deferred and amortized over the premium-paying period or in proportion to the present value of expected gross profit margins; (c) policy reserves on certain annuity contracts use discounting methodologies utilizing statutory interest rates rather than full account values; (d) deferred federal income taxes are not provided for the difference between the financial reporting and income tax bases of assets and liabilities for statutory purposes, whereas, they are required for GAAP; (e) under a formula determined by the NAIC, the Company defers in the Interest Maintenance Reserve (IMR) the portion of realized gains and losses on sales of bonds attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity. Realized capital gains and losses are reported in operations net of federal income taxes and transfers to the IMR rather than reported in the statements of operations on a pretax basis in the period that the asset giving rise to the gain or loss is sold; (f) declines in the estimated realizable value of investments are provided for through the establishment of a formula determined statutory asset valuation reserve (carried as a liability) with changes charged directly to surplus, rather than through recognition in the statements of operations for declines in value, when such declines are judged to be other than temporary; (g) certain assets designated as "non-admitted assets" have been charged directly to surplus rather than being reported as assets; and (h) revenues for annuity deposits consist of premiums received rather than policy charges for the cost of insurance, policy initiation and administration, surrender charges and other fees that have been assessed against policy account values.

The effects of the foregoing variances from GAAP on the accompanying statutory-basis financial statements have not been determined, but are presumed to be material.

Use of Estimates

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

                   Keyport Benefit Life Insurance Company
             (formerly American Benefit Life Insurance Company)

          Notes to Statutory-Basis Financial Statements (continued)


1. Organization and Significant Accounting Policies (continued)

Investments

Investments in bonds and short-term investments are stated at cost adjusted for amortization of premiums or accrual of discounts. The discounts or premiums on bonds are amortized using the scientific (interest) method, which results in a constant yield over the investments' expected lives. Other admitted assets are valued as required or permitted by the Insurance Department of the State of New York.

Realized capital gains and losses on investments are determined on the basis of specific identification and are recorded in the statements of operations net of related federal income taxes and amounts transferred to the interest maintenance reserve. The Asset Valuation Reserve (AVR) is established by the Company to provide for anticipated losses in the event of default by issuers of certain invested assets. These amounts are determined using a formula prescribed by the NAIC and are reported as a liability. The formula for the AVR provides for a corresponding adjustment for realized gains and losses, net of amounts attributed to changes in the general level of interest rates. Under a formula prescribed by the NAIC, the Company defers, in the IMR, the portion of realized gains and losses on sales of fixed income investments, principally bonds, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the security.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of one year or less when purchased to be cash equivalents.

Policy Reserves

The annuity policy reserves are established and maintained using assumed interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than the minimum valuation required by law or guaranteed policy cash values.

The accident and health policy reserves represent unearned premiums on accident and health policies and an estimate of unpaid claims. Policy and contract claims are determined using individual claim evaluations and statistical analyses. Policy and contract claims represent estimates of the ultimate net costs of all losses, reported and unreported, which remain unpaid at December 31 of each year. These estimates are necessarily subject to the impact of future changes in claim severity, frequency and other factors. In spite of the variability inherent in such situations, management believes that the unpaid claim amounts are adequate. The estimates are continuously reviewed and as adjustments to these amounts become necessary, such adjustments are reflected in current operations.

                   Keyport Benefit Life Insurance Company
             (formerly American Benefit Life Insurance Company)

          Notes to Statutory-Basis Financial Statements (continued)

1. Organization and Significant Accounting Policies (continued)

Recognition of Premium Revenue and Costs

Premiums are recognized as revenue over the premium-paying period and all costs related to the acquisition of new business are charged to operations as incurred.

Separate Account

Separate account assets and liabilities represent funds held for the exclusive benefit of variable annuity contractholders. Fees are received for administrative expenses and for assuming certain mortality, distribution and expense risks. The statement of operations includes the premiums, benefits and other items (including transfers to and from the separate account) arising from the operations of the separate account.

2. Fair Values of Financial Instruments

Statement of Financial Accounting Standards (SFAS) No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparisons to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

 Cash and cash equivalents: The carrying amounts of $3,451,475 and $284,858 at December 31, 1997 and 1996, respectively, for these instruments approximate their fair values.

 Bonds: Fair values for bonds are based on quoted market prices, where available. For bonds not actively traded, fair values are estimated using values obtained from independent pricing services. The carrying amounts and fair values of the Company's bonds were $2,995,943 and $3,060,000 at December 31, 1997 and $8,416,743 and $8,517,444 at December 31, 1996,
 respectively.

 Separate account assets: The carrying amount of $2,777,522 and $3,690,792 at December 31, 1997 and 1996, respectively, represents the fair value of these assets.

                   Keyport Benefit Life Insurance Company
             (formerly American Benefit Life Insurance Company)

          Notes to Statutory-Basis Financial Statements (continued)



+2. Fair Values of Financial Instruments (continued)

 Investment contracts: Fair values for the Company's liabilities under investment-type insurance contracts are based on the cash surrender values of the underlying contracts. The carrying amounts and fair values of the Company's liabilities for investment-type insurance contracts, including separate account liabilities, was $2,847,403 and $2,771,755 at December 31, 1997 and $3,768,560 and $3,752,000 at December 31, 1996, respectively.


3. Investment Operations

At December 31, 1997 and 1996, the amortized cost and estimated fair values of the Company's portfolio of debt securities is as follows:

                                      Gross        Gross        Estimated
                       Amortized    Unrealized    Unrealized      Fair
                         Cost         Gains        Losses        Value

December 31, 1997
Bonds:
 United States
  Government and
  agencies               $2,995,943   $  64,057   $      -      $3,060,000
Short-term investments:
 Industrial and
  miscellaneous           2,498,556        -             -       2,498,556
                         $5,494,499   $  64,057   $      -      $5,558,556

December 31, 1996
Bonds:
 United States
  Government and
  agencies               $3,293,758   $  68,533    $  (9,291)   $3,353,000
  State, municipal
   and other government      99,270       2,730          -         102,000
  Public utilities        1,679,494      14,927       (7,640)    1,686,781
  Industrial and
   miscellaneous          3,344,221      45,872      (14,430)    3,375,663
                          8,416,743     132,062      (31,361)    8,517,444
Short-term investments:
 Industrial and
  miscellaneous             210,000        -              -        210,000
                            210,000        -              -        210,000
                         $8,626,743    $132,062     $(31,361)   $8,727,444

                   Keyport Benefit Life Insurance Company
             (formerly American Benefit Life Insurance Company)

          Notes to Statutory-Basis Financial Statements (continued)




3. Investment Operations (continued)

The amortized cost and estimated fair value of debt securities at December 31, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                    Estimated
                                     Amortized         Fair
                                       Cost           Value

Due in one year or less             $3,498,500     $3,498,556
Due after one year through
 five years                          1,995,999      2,060,000
                                    $5,494,499     $5,558,556

For the years ended December 31, 1997, 1996 and 1995, net realized investment gains as shown in the statement of operations includes gross gains on the sale of debt securities of $41,921, $4,652 and $4,514, respectively.

Major categories of net investment income are summarized as follows:

                                          Year ended December 31
                                         1997      1996      1995

Bonds                                  $502,118  $583,777  $561,809
Short-term investments                   76,180    14,582    15,440
Miscellaneous                                29      -         -
                                        578,327   598,359   577,249

Less investment expenses                 15,505     8,341     7,176
Net investment income                  $562,822  $590,018  $570,073

At December 31, 1997, affidavits of deposits covering bonds of $500,000 were on deposit with state agencies to meet regulatory requirements.


4. Federal Income Taxes

The Company filed a consolidated federal income tax return with American Republic through December 31, 1997. It is American Republic's policy to compute taxes allocated to the Company as if the Company filed a separate tax return.

                   Keyport Benefit Life Insurance Company
             (formerly American Benefit Life Insurance Company)

          Notes to Statutory-Basis Financial Statements (continued)




4. Federal Income Taxes (continued)

The effective tax rate is different than the prevailing federal income tax rates of 35% in 1997, 1996 and 1995, principally due to the following:

                                        Year ended December 31
                                       1997      1996       1995

Federal income tax at statutory
 rate                                $61,757   $121,086   $154,497
Tax increase (decrease) from:
 Separate account loss                  -          -       (24,171)
 Market discount on bonds D net       (9,427)    (5,752)    (5,884)
 Deferred acquisition costs D
  tax basis                           (3,603)    (2,951)    (4,044)
 Realized gains                       14,672      1,628      1,580
 Other                                 2,929      4,361      8,442
Federal income taxes                 $66,328   $118,372   $130,420


5. Annuity Reserves

The Company's annuity policy reserves (including separate account liabilities) relate to liabilities established on a variety of the Company's products that are not subject to significant mortality and morbidity risk;
however, there may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics, and the related percentage of the total, are summarized as follows:

                                            December 31
                                   1997                     1996
                             Amount    Percentage      Amount    Percentage
Subject to discretionary
 withdrawal at book value
 less surrender charge     $2,758,820     97%        $3,673,369    98%
Not subject to
 discretionary withdrawal      88,583      3             95,191     2
Total annuity reserves and
 deposit fund liabilities  $2,847,403    100%        $3,768,560   100%

                   Keyport Benefit Life Insurance Company
             (formerly American Benefit Life Insurance Company)

          Notes to Statutory-Basis Financial Statements (continued)




6. Liability for Unpaid Claims

Activity in the liability for unpaid accident and health claims is summarized as follows:

                                       Year ended December 31
                                      1997      1996      1995

Balance at January 1                $45,600   $45,600   $100,000
Incurred related to:
 Current year                          -         -          -
 Prior years                         38,984      -       (10,874)
Total incurred                       38,984      -       (10,874)

Paid related to:
 Current year                          -         -          -
 Prior years                         25,560      -        43,526
Total paid                           25,560      -        43,526
Balance at December 31              $59,024   $45,600   $ 45,600


7. Separate Account

A reconciliation of the amounts transferred to and from the separate account is as follows:

                                       Year ended December 31
                                      1997       1996       1995
Transfers as reported in the
 summary of operations of the
 separate account statement:
  Transfers to separate account   $      -      $    22,638    $    81,085
  Transfers from separate
   account                         (1,354,731)   (1,918,111)    (3,410,160)
Net transfers from separate
 account                           (1,354,731)   (1,895,473)    (3,329,075)

Reconciling adjustments:
 General account annuity
  management fee income                  -             -            97,387
 Separate account
  miscellaneous income                 (1,477)         (440)           842
                                       (1,477)         (440)        98,229
Transfers as reported in the
 summary of operations of the
 life, accident and health annual
 statement                        $(1,356,208)  $(1,895,913)   $(3,230,846)
                   Keyport Benefit Life Insurance Company
             (formerly American Benefit Life Insurance Company)

          Notes to Statutory-Basis Financial Statements (continued)




8. Related Party Transactions

Under a service agreement with American Republic, the Company reimburses American Republic for the cost of services which it provides to the Company. The cost of these services was $69,415, $52,586 and $49,933 for 1997, 1996 and 1995, respectively.


9. Lease Commitment

The Company has entered into an operating lease agreement for rental of space for the home office. Rent expense was $16,316 for 1997, $10,080 for 1996 and $10,050 in 1995.


10. Year 2000 (Unaudited)

Based on a study of its computer software and hardware, the Company has determined its exposure to the Year 2000 change of the century date issue. The Company has developed a plan to modify its information technology to be ready for the Year 2000. Efforts began in 1996 to modify its systems. This project is expected to be substantially completed early in 1999. While additional testing will be conducted on its systems through the Year 2000, the Company does not expect this project to have a significant effect on the Company's operations. To mitigate the effect of outside influences and other dependencies relative to the Year 2000, the Company is contacting significant customers, suppliers and other third parties. To the extent these third parties would be unable to transact business in the Year 2000 and thereafter, the Company's operations could be adversely affected.








                                     PART C



Item 24.  Financial Statements and Exhibits


     (a)  Statutory-Basis Financial Statements:
          Included in Part B:
          Keyport Benefit Life Insurance Company (formerly American Benefit
           Life Insurance Company):
             Balance Sheets as of December 31, 1997 and 1996.
             Statements of Operations for the years ended December 31, 1997,
                1996 and 1995.
             Statements of Changes in Capital and Surplus for the years ended
                December 31, 1997, 1996 and 1995.
             Statements of Cash Flows for the years ended December 31, 1997,
                1996 and 1995.
             Notes to Financial Statements

     (b)  Exhibits:

    **    (1)  Resolution of the Board of Directors establishing Variable
               Account A

          (2)  Not applicable

    **    (3a) Form of Principal Underwriter's Agreement

    **    (3b) Specimen Agreement between Principal Underwriter and Dealer

    **    (4a) Form of Group Variable Annuity Contract of Keyport Benefit
               Life Insurance Company

    **    (4b) Form of Group Variable Annuity Certificate of Keyport Benefit
               Life Insurance Company

    **    (4c) Form of Tax-Sheltered Annuity Endorsement

    **    (4d) Form of Individual Retirement Annuity Endorsement

    **    (4e) Form of Corporate/Keogh 401(a) Plan Endorsement

    **    (4f) Form of Unisex Endorsement

    **    (4g) Form of Qualified Plan Endorsement

          (4h) Specimen Group Variable Annuity Contract of Keyport Benefit Life Insurance Company (M&N)

          (4i) Specimen Variable Annuity Certificate of Keyport Benefit Life Insurance Company (M&N)

    **    (5a) Form of Application for a Group Variable Annuity Contract

    **    (5b) Form of Application for a Group Variable Annuity Certificate

          (6a) Articles of Incorporation of Keyport Benefit Life Insurance
               Company

          (6b) By-Laws of Keyport Benefit Life Insurance Company

          (7)  Not applicable

    **    (8a) Form of Participation Agreement

          (8b) Form of Participation Agreement Among Manning & Napier Insurance Fund, Inc., Manning & Napier Investor Services, Inc., Manning & Napier Advisors, Inc., and Keyport Benefit Life Insurance Company

          (8c) Participation Agreement By and Among Keyport Benefit Life Insurance Company, Keyport Financial Services Corp., and SteinRoe Variable Investment Trust

    **    (9)  Opinion and Consent of Counsel

          (10) Consent of Independent Auditors

          (11) Not applicable

          (12) Not applicable

    ***   (13) Schedule for Computations of Performance Quotations

    *     (15) Chart of Affiliations

    **    (16) Powers of Attorney

    **    (17) Specimen Tax-Sheltered Annuity Acknowledgement

    **    (18) Form of Administrative Services Agreement

          (27) Financial Data Schedule

* Incorporated by reference to Post-Effective Amendment No. 7 to the Registration Statement (Files No. 333-1043; 811-7543) filed on or about February 6, 1998.

** Incorporated by reference to Registration Statement (Files No. 333-45727; 811-08635) filed on or about February 6, 1998.

***  To be Filed by Amendment.


Item 25.  Officers and Directors of the Depositor.

Name and                       Position and Offices
Business Address*              with Depositor

William P. Donohue             Director
Senior Advisor
Bentley Associates LP
1155 Avenue of the Americas
New York, NY 10036

Peter M. Lehrer                Director
Opus Three Ltd.
550 Mamaroneck Ave.
Harrison, NY 10528

Jeff S. Liebmann               Director
Partner
Dewey Ballantine LLP
1301 Avenue of the Americas
New York, NY 10019-6092

Christopher C. York            Director
Principal
C.C. York Company
200 Rector Place, 18-E
New York, NY 11280-1101

John W. Rosensteel             Chairman of the Board, Director, President and
                               Chief Executive Officer

Stephen B. Bonner              Director and Executive Vice President

Paul H. LeFevre, Jr.           Director and Executive Vice President

Bernard R. Beckerlegge         Director, Senior Vice President and General
                               Counsel

Bernhard M. Koch               Director, Senior Vice President and Chief
                               Financial Officer

Stewart R. Morrison            Senior Vice President and Chief Investment
                               Officer

Francis E. Reinhart            Senior Vice President and Chief Information
                               Officer

Mark R. Tully                  Senior Vice President and Chief Sales Officer

Garth A. Bernard               Vice President

Daniel C. Bryant               Vice President and Assistant Secretary

James P. Greaton               Vice President and Corporate Actuary

Jacob M. Herschler             Vice President

Kenneth M. Hughes              Vice President

James J. Klopper               Vice President and Secretary

Jeffrey J. Lobo                Vice President-Risk Management

Suzanne E. Lyons               Vice President-Human Resources

Jeffery J. Whitehead           Vice President and Treasurer

John G. Bonvouloir             Assistant Vice President and Assistant
                               Treasurer

Alan R. Downey                 Assistant Vice President

Scott E. Morin                 Assistant Vice President and Controller

Edward M. Shea                 Assistant Vice President

Donald A. Truman               Assistant Secretary

Daniel Yin                     Assistant Vice President

*125 High Street, Boston, Massachusetts 02110, unless noted otherwise

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant.

      The Depositor controls the Registrant, and is a wholly-owned subsidiary of Keyport Life Insurance Company, which controls KMA Variable Account, Keyport 401 Variable Account, Keyport Variable Account I, and Keyport Variable Account II.

      The Depositor is under common control with Keyport Financial Services Corp. (KFSC), a Massachusetts corporation functioning as a broker/dealer of securities. KFSC files separate financial statements.

      The Depositor is under common control with Liberty Advisory Services Corp. (LASC), a Massachusetts corporation functioning as an investment adviser. LASC files separate financial statements.

     The Depositor is under common control with Independence Life and Annuity Company ("Independence Life"), a Rhode Island corporation functioning as a life insurance company. Independence Life files separate financial statements.

     Chart for the affiliations of the Depositor is incorporated by reference to Post-Effective Amendment No. 7 to the Registration Statement (Files No. 333-1043; 811-7543) filed on or about February 6, 1998.

Item 27.  Number of Contract Owners.

     None.

Item 28.  Indemnification.

      Directors and officers of the Depositor and the principal underwriter are covered persons under Directors and Officers/Errors and Omissions liability insurance policies. Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors and officers under such insurance policies, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director or officer in the successful defense of any action, suit or proceeding) is asserted by such director or officer in connection with the variable annuity contracts, the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriters.

      Keyport Financial Services Corp. (KFSC) is principal underwriter of the SteinRoe Variable Investment Trust and the Liberty Variable Investment Trust, which offer eligible funds for variable annuity and variable life insurance contracts. KFSC is the principal underwriter for Variable Account A of Keyport Benefit Life Insurance Company. KFSC is also principal underwriter for Variable Account J and Variable Account K of Liberty Life Assurance Company of Boston and for the KMA Variable Account, Variable Account A and
Keyport Variable Account-I of Keyport Life Insurance Company and for the Independence Variable Annuity Account and Independence Variable Life Account of Independence Life and Annuity Company, which are affiliated companies of Keyport Benefit.

The directors and officers are:

Name and Principal       Position and Offices
Business Address*        with Underwriter

John W. Rosensteel       Chairman of the Board and President

James J. Klopper         Director and Clerk

Francis E. Reinhart      Director and Vice President-Administration

Rogelio P. Japlit        Treasurer

Paul T. Holman           Assistant Clerk

Donald A. Truman         Assistant Clerk

     *125 High Street, Boston, Massachusetts 02110.

Item 30.  Location of Accounts and Records.

     Keyport Benefit Life Insurance Company, 125 High St., Boston, MA 02110

     Keyport Life Insurance Company, 125 High St., Boston, MA 02110

Item 31.  Management Services.

     Not applicable.

Item 32.  Undertakings.

      The Registrant undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

      The Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

      The Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

      Registrant represents that it is relying on the November 28, 1988 no-action letter (Ref. No. IP-6-88) relating to variable annuity contracts offered as funding vehicles for retirement plans meeting the requirements of
Section 403(b) of the Internal Revenue Code. Registrant further represents that it has complied with the provisions of paragraphs (1) - (4) of that letter. Specimen of acknowledgement form used to comply with paragraph (4) is included as Exhibit 17 in this Registration Statement.

Representation

      Depositor represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Depositor. Further, this representation applies to each form of the contract described in a prospectus and statement of additional information included in this Registration Statement.








                                 SIGNATURES


                                 SIGNATURES



     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has duly caused this Registration Statement to be signed on its behalf, in the City of Boston and Commonwealth of Massachusetts, on this 11th day of June, l998.


                                          Variable Account A
                                            (Registrant)


                             By: Keyport Benefit Life Insurance Company
                                   (Depositor)



                             By:  /s/ John W. Rosensteel*
                                    John W. Rosensteel
                                    President





*BY: /s/James J. Klopper          June 11, 1998
     James J. Klopper             Date
     Attorney-in-Fact


* James J. Klopper has signed this document on the indicated date on behalf of Mr. Rosensteel pursuant to power of attorney duly executed by him and included as part of Exhibit 16 in the Registration Statement on Form N-4 filed on or about February 6, 1998 (Files No. 333-45727; 811-08635).



As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/JOHN W. ROSENSTEEL*              /s/JOHN W. ROSENSTEEL*
JOHN W. ROSENSTEE.                  JOHN W. ROSENSTEEL
Chairman of the Board               President

/s/BERNARD R. BECKERLEGGE*          /s/BERNHARD M. KOCH*
BERNARD R. BECKERLEGGE              BERNHARD M. KOCH
Director                            Chief Financial Officer

/s/STEPHEN B. BONNER*
STEPHEN B. BONNER
Director

/s/WILLIAM P. DONOHUE*
WILLIAM P. DONOHUE
Director

/s/BERNHARD M. KOCH*
BERNHARD M. KOCH
Director

/s/PAUL H. LEFEVRE, JR.*
PAUL H. LEFEVRE, JR.
Director
                               *BY: /s/James J. Klopper     June 11, 1998
/s/PETER M. LEHRER*                 James J. Klopper           Date
PETER M. LEHRER                     Attorney-in-Fact
Director

/s/JEFF S. LIEBMANN*
JEFF S. LIEBMANN
Director

/s/CHRISTOPHER C. YORK*
CHRISTOPHER C. YORK
Director



* James J. Klopper has signed this document on the indicated date on behalf of each of the above Directors and Officers of the Depositor pursuant to powers of attorney duly executed by such persons and included as Exhibit 16 in the Registration Statement on Form N-4 filed on or about February 6, 1998 (Files No. 333-45727; 811-08635).



                                 EXHIBIT INDEX

Exhibit                                                                  Page

(4h) Specimen Group Variable Annuity Contract of Keyport Benefit Life Insurance Company (M&N)

(4i) Specimen Variable Annuity Certificate of Keyport Benefit Life Insurance Company (M&N)

(6a) Articles of Incorporation of Keyport Benefit Life Insurance
     Company

(6b) By-Laws of Keyport Benefit Life Insurance Company

(8b) Form of Participation Agreement Among Manning & Napier Insurance Fund, Inc., Manning & Napier Investor Services, Inc., Manning
     & Napier Advisors, Inc., and Keyport Benefit Life Insurance Company

(8c) Participation Agreement By and Among Keyport Benefit Life Insurance Company, Keyport Financial Services Corp., and SteinRoe Variable Investment Trust

(10) Consent of Independent Auditors

(27) Financial Data Schedule



                                                      EXHIBIT 4(h)

                   KEYPORT BENEFIT LIFE INSURANCE COMPANY

    Read this Contract carefully. This document is a description of the legal contract between the Group Contract Owner and Us.
      A Certificate Owner may return a Certificate to Us within 10 days after receipt by delivering or mailing it to Our Office. The return of the Certificate by mail will be effective when the postmark is affixed to a properly addressed and postage prepaid envelope. This returned Certificate will be treated as if We never issued it and We will refund the Certificate Value plus any amount deducted from the purchase payment before it was allocated to the Variable Account. The Certificate Value will be determined as of the date of surrender (i.e., for a mailed contract, the postmark date).
         The Group Contract, as issued to the Group Contract Owner by Us with any riders or endorsements, alone makes up the agreement under which benefits are paid. The Group Contract may be inspected at the office of the Group Contract Owner. In consideration of any application for a Certificate and the payment of purchase payments, We agree, subject to the terms and conditions of the Group Contract, to provide the benefits described in the Certificate to the Certificate Owner. If a Certificate is In Force on the Income Date, We will begin making income payments to the Annuitant. We will make such payments according to the terms of the Certificate and Group Contract.
        Signed for the Company on the Issue Date at Our Executive Office, 100 Manhattanville Road, Purchase, New York 10577:


      _________________________                  _________________________
             Secretary                                 President


    POLICY DESCRIPTION
     This is a GROUP VARIABLE ANNUITY CONTRACT with limited purchase payment flexibility. This contract is nonparticipating with no dividends.
    Annuity payments and other values provided by this certificate when based on the investment experience of a separate account, may increase or decrease and are not guaranteed as to dollar amount. Variable annuity payments will not decrease over time if the separate account (before deduction of the annual .35% asset charge) has an annualized investment return of at least 5.0%. See pages 12-13 and 19 for further explanation. Certificate assets allocated to the separate account incur charges of .35% before annuity payments begin and .35% once annuity payments begin. Income, capital gains, and/or losses whether or not realized, from assets allocated to the separate account are credited to or charges against the separate account without regard to income, capital gains, and/or losses arising out of any other business the company may conduct.



                   KEYPORT BENEFIT LIFE INSURANCE COMPANY
              100 Manhattanville Road, Purchase, New York 10577

                               Service Office
                         125 High Street, 11th Floor
                         Boston, Massachusetts 02110

                              Contract Schedule

GROUP CONTRACT OWNER           Keyport Benefit Insurance Trust I
GROUP CONTRACT NUMBER          DVA(NY)001
GROUP CONTRACT ISSUE DATE      10/1/97
MINIMUM INITIAL PAYMENT        $5,000
MINIMUM ADDITIONAL PAYMENT     $1,000

Charges

Distribution Charge We deduct 0.000411% of the assets in each Variable Account Sub-Account on a daily basis (equivalent to an annual rate of 0.15%) to compensate Us for a portion of Our distribution costs.

Administrative Charge We deduct 0.000411% of the assets in each Variable Account Sub-account on a daily basis (equivalent to an annual rate of 0.15%) to compensate Us for a portion of Our administrative expenses.

Mortality and Expense Risk Charge We deduct 0.003403% of the assets in each Variable Account Sub-account on a daily basis (equivalent to an annual rate of 1.25%) for Our mortality and expense risks.

Certificate Maintenance Charge We charge $36 to cover a portion of Our ongoing Certificate maintenance expenses. The charge is incurred at the beginning of the Certificate Year and is deducted from the assets of the Variable Account on each Certificate Anniversary and at the time of total surrender. We reserve the right to charge up from the assets of the Variable Account $100 per year. This charge will not apply after annuitization.

Transfer Charge Currently none, however, We reserve the right to charge $25 for a transfer if a Certificate Owner makes more than 12 transfers per Certificate Year.

Surrender Charge At the time of each partial withdrawal or at total surrender a contingent deferred sales charge is imposed as a percentage of each Purchase Payment during the seven years after the date of its payment, as follows:

Year 1   Year 2   Year 3   Year 4   Year 5   Year 6   Year 7
   7%     6%        5%      4%       3%       2%       1%

Thereafter 0%.

Initial Purchase Payment Allocation

Currently,  Certificate  Owners  can select  7  Sub-accounts  and  the  Fixed
Account. We reserve the right to increase or decrease the number of available Sub-accounts. The minimum a Certificate Owner may allocate to any Sub-account or the Fixed Account is 10% of any Purchase Payment. An initial Purchase Payment may be invested as follows:

Manning & Napier Moderate Growth  x%
Manning & Napier Growth           x%
Manning & Napier Maximum Horizon  x%
Manning & Napier Small Cap        x%
Manning & Napier Equity           x%
Manning & Napier Bond             x%
SteinRoe Cash Income              x%


                                Interest Rate at Issue
  Fixed Account - 1 Year         x%    ____%

Transfer Guidelines

Number of Transfers and Transfer Charge: Currently, Certificate Owners are permitted 12 transfers per Certificate Year during the Accumulation Period and 1 transfer every 6 months during the Annuity Period. We reserve the right to change, upon notice, the frequency of transfers a Certificate Owner can make. We also reserve the right to impose a charge for any transfer in excess of 12 per Certificate Year. The transfer charge is shown in the Charges section of the Schedule.

Minimum amount to be transferred: None

Minimum amount which must remain in a Sub-account after transfer: None

Limitations on transfers from Fixed Account: Transfers during a Certificate Year from the Fixed Account to the Variable Account are limited to 25% of the Fixed Account Value at the beginning of the Certificate Year. This limitation will be waived if a systematic program of monthly transfers has been established.

Partial Withdrawals

A Certificate Owner may make partial withdrawals during the Accumulation Period without incurring a Surrender Charge, as follows:

  (1) In any Certificate Year a Certificate Owner may withdraw an aggregate amount not to exceed, at the time of withdrawal:

     (a)  the Certificate Value, less
     (b) the portion of the Purchase Payments not previously withdrawn by that Certificate Owner; and
   (2) In any Certificate Year after the first, a Certificate Owner may also withdraw the positive difference, if any, between the amount withdrawn pursuant to (1) above in any such subsequent year and 10% of the Certificate Value as of the preceding Certificate Anniversary.We will collect the Surrender Charge shown on the Schedule with respect to partial withdrawals in excess of the amounts described in (1) and (2) above.

Minimum withdrawal amount: $300, unless the withdrawal is made pursuant to Our Systematic Withdrawal Program described below, in which case the minimum withdrawal is $100.

Minimum  Certificate  Value  which must remain after  a  partial  withdrawal:
$2,000, provided no additional Purchase Payments have been made within the 3 years preceding the partial withdrawal.

Death Benefits

Adjustment of Certificate Value
When We receive due proof of death of the Certificate Owner, any Joint Certificate Owner, or the Annuitant if the Certificate Owner is a non-natural Person, We will compare, as of the date of death, the Certificate Value to the Death Benefit amount defined in the Certificate Schedule. If the
Certificate Value is less than the Death Benefit, We will increase the current Certificate Value by the amount of the difference. Any amount credited will be allocated to the Variable Account and/or the Fixed Account based on the Purchase Payment allocation selection that is in effect when We receive due proof of death.

Waiver of Surrender Charges
If the Certificate is surrendered within 90 days of the date of death of the Certificate Owner, any Joint Certificate Owner, or the Annuitant if the
Certificate Owner is a non-natural Person, any applicable Surrender Charges will not be deducted from the Certificate Withdrawal Value.

Death Benefit Amount

A Certificate Schedule will contain one or more of the following Death Benefit provisions.

Purchase Payment Death Benefit
On the Certificate Date the Death Benefit is the initial Purchase Payment. On subsequent Valuation Dates, the Death Benefit is calculated as follows:

  (1)  Start with the Death Benefit from the prior Valuation Date;
  (2) Add to (1) any additional Purchase Payments paid during the current Valuation Period and subtract from (1) any partial withdrawals (including any associated Surrender Charge incurred) made during the current Valuation Period.

Certificate Anniversary Death Benefit
On the Certificate Date, the Death Benefit is the initial Purchase Payment. On subsequent Valuation Dates, the Death Benefit is calculated as follows:
  (1)  (a)  Start with the Death Benefit from the Certificate Date;
       (b) Add to (a) any additional Purchase Payments paid since the Certificate Date and subtract from (a) any partial withdrawals (including any associated Surrender Charge incurred) made since the Certificate Date;
  (2) (a) Determine the Certificate Value for each Certificate Anniversary (the "Anniversary Value") before the 81st birthday of the Certificate Owner or, if the Certificate Owner is a non-natural Person, the Annuitant;
       (b) Increase each "Anniversary Value" by any Purchase Payments made after that Value's Anniversary;
       (c) Decrease each "Anniversary Value" by the following amount calculated at the time of each partial withdrawal made after that Value's Anniversary: (i) the partial withdrawal amount (including any associated Surrender Charge incurred) divided by the Certificate Value immediately preceding the withdrawal, (ii) multiplied by the "Anniversary Value" immediately preceding the withdrawal;
       (d)  Select the highest "Anniversary Value" after the adjustments in
            (b) and (c) above;
  (3)  Set the Death Benefit equal to the greater of (1) and (2).

If there is a change of Certificate Owner, the new Certificate Owner's age will be used to determine the amount in (2) above.

The Variable Separate Accounts

Sub-accounts investing in shares of mutual funds

Variable Account J is a unit investment trust variable separate account, organized in and governed by the laws of the State of Massachusetts, Our state of domicile. Variable Account J is divided into Sub-accounts. Each Sub-account listed below invests in shares of the corresponding Portfolio of the Eligible Fund shown.

Sub-account                       Eligible Fund and Portfolio

                                  Manning & Napier Insurance Fund, Inc.

Moderate Growth                   Manning & Napier Moderate Growth Portfolio
Sub-account                       -seeks with equal emphasis long-term
                                  growth and preservation of capital.

Growth Sub-account                Manning & Napier Growth Portfolio - seeks
                                  long-term growth of capital.  The
                                  secondary objective is the preservation of capital.

Maximum Horizon account           Manning & Napier Maximum Horizon Portfolio
                                  - seeks to achieve the high level of long-term capital growth typically associated with the stock market.

Small Cap Sub-                    Manning & Napier Small Cap Portfolio -
account                           seeks to achieve long term growth of
                                  capital by investing principally in the
                                  equity securities of small issuers.

Equity Sub-account                Manning & Napier Equity Portfolio - seeks
                                  long-term growth of capital.

Bond Sub-account                  Manning & Napier Bond Portfolio - seeks to
                                  maximize total return in the form of both income and capital appreciate by investing in fixed income securities without regard to maturity.

Stein Roe Money Market            Stein Roe Money Market Fund - seeks high
Sub-account                       current income from short-term money
("Money Market" Sub-account)      market instruments while emphasizing
                                  preservation of capital and maintaining
                                  excellent liquidity.


Variable Account M is an investment company variable separate account which invests directly in securities, organized in and governed by the laws of the State of Massachusetts, Our state of domicile. Variable Account M is divided into Sub-accounts. The investment advisor to each Sub-account is set forth opposite each Sub-account shown below:

Sub-account                      Investment Advisor
Currently, none                  Currently, none


The Fixed Account


The Fixed Account is part of Our General Account, which consists of all of Our assets except the assets of the Variable Account and the assets of other separate accounts that We maintain. Subject to applicable law, We have sole discretion over investments of the assets of the Fixed Account. If a Certificate Owner allocates assets to the Fixed Account, the Certificate Owner's accumulation values and annuity payments will have guaranteed minimums.

Before the Income Date, a Certificate Owner's interest in the Fixed Account is measured by the Fixed Account Value. When annuity payments begin, the payee's interest in the Fixed Account is measured by the amount of each periodic payment.

Benefits from the Fixed Account will not be less than the minimum values required by any law of the jurisdiction where the Certificate is delivered.

Purchase Payments will be allocated to the Fixed Account in accordance with a Certificate Owner's selection at the Certificate Date. A Certificate Owner may change such selection by Written Request.

The Fixed Account Value at any time is equal to:

    (1) all Purchase Payments allocated to the Fixed Account plus the interest subsequently credited on those payments; plus
    (2) any Variable Account value transferred to the Fixed Account plus the interest subsequently credited on the transferred value; less
    (3)  any prior partial withdrawals from the Fixed Account;less
    (4)  any Fixed Account Value transferred to the Variable Account.

We will credit interest to Purchase Payments allocated to the Fixed Account at rates declared by Us for Guarantee Periods of one or more years from the month and day of allocation. The minimum Guaranteed Interest Rate is 3% per year.

Certificate Owner Services

The Programs. Keyport Benefit offers the following investment related programs which is are available only prior to the Income Date: Dollar Cost Averaging; Capital Protection Plus; and Systematic Withdrawal Programs. A Rebalancing Program is available prior to and after the Income Date. Under each this Program, the related transfers between and among Sub-Accounts and the Fixed Account are not counted as one of the twelve free transfers. Each Programs has its own requirements, as discussed below. Keyport Benefit reserves the right to terminate any Program.

Dollar Cost Averaging Program. The program periodically transfers Accumulation Units from the SteinRoe Cash Income Sub-Account or the One-Year Guarantee Period of the Fixed Account to other Sub-Accounts selected by the Certificate Owner. The program allows a Certificate Owner to invest in Variable Sub-Accounts over time rather than having to invest in those Sub-Accounts all at once. The program is available for initial and subsequent Purchase Payments and for Certificate Value transferred into the SteinRoe Cash Income Sub-Account or the One-Year Guarantee Period. Under the program, Keyport Benefit makes automatic transfers on a periodic basis out of the SteinRoe Cash Income Sub-Account or the One-Year Guarantee Period into one or more of the other available Sub-Accounts (Keyport Benefit reserves the right to limit the number of Sub-Accounts the Certificate Owner may choose but there are currently no limits). The program will automatically end if the Income Date occurs. Keyport Benefit reserves the right to end the program at any time by sending the Certificate Owner a notice one month in advance.

Rebalancing Program. In accordance with the Certificate Owner's election of the relative Purchase Payment percentage allocations, Keyport Benefit will automatically rebalance the Certificate Value of each Sub-Account either monthly, quarterly, semi-annually, or annually. On the last day of the period selected, Keyport Benefit will automatically rebalance the Certificate Value in each of the Sub-Accounts to match the current Purchase Payment percentage allocations. The Program may be terminated at any time and the percentages may be altered by Written Request. Certificate Value allocated to the Fixed Account is not subject to automatic rebalancing. After the Income Date, automatic rebalancing applies only to variable annuity payments and Keyport Benefit will rebalance the number of Annuity Units in each Sub-Account.
Systematic Withdrawal Program. Keyport Benefit will make monthly, quarterly, semi-annually or annual distributions of a predetermined dollar amount to the Certificate Owner that has enrolled in the Systematic Withdrawal Program. The Certificate Owner may specify the amount of each partial withdrawal, subject to a minimum of $100. Systematic withdrawals may only be made from the Sub-Accounts and the One Year Guarantee Period of the Fixed Account. In each Certificate Year, portions of Certificate Value may be withdrawn without the imposition of any Contingent Deferred Sales Charge ("Free Withdrawal Amount"). If withdrawals pursuant to the Program are greater than the Free
Withdrawal Amount, the amount of the withdrawals greater than the Free Withdrawal Amount will be subject to the applicable Contingent Deferred Sales Charge. Any unrelated voluntary partial withdrawal a Certificate Owner makes during a Certificate Year will be aggregated with withdrawals pursuant to the Program to determine the applicability of any Contingent Deferred Sales Charge under the Certificate provisions regarding partial withdrawals.

                              Table of Contents

                                                                      Page

Right to Examine Certificate...........................................1
Definitions............................................................2
Contract Schedule......................................................3
General Provisions.....................................................5
Variable Account Provisions...........................................10
Transfers.............................................................13
Partial Withdrawals and Total Surrender...............................14
Death Provisions......................................................15
Annuity Provisions....................................................16
Endorsements (if any) are before page.................................22


                                 Definitions


Accumulation Period: The period prior to the Income Date during which Purchase Payments may be made by a Certificate Owner.

Accumulation Unit: An accounting unit used to calculate a Certificate Owner's interest in a Sub-account of the Variable Account during the Accumulation Period.

Adjusted Certificate Value: The Certificate Value less any applicable taxes relating to a Certificate and Certificate Maintenance Charge. This amount is applied to the applicable Annuity Tables to determine Annuity Payments.

Annuitant: The natural person on whose life Annuity Payments are based, and to whom any Annuity Payments will be made starting on the Income Date.

Annuity Options:  Options available for Annuity Payments.

Annuity Payments: The series of payments made to the Annuitant, starting on the Income Date, under the Annuity Option selected.

Annuity Period: The period after the Income Date during which Annuity Payments are made.

Annuity Unit: An accounting unit used to calculate Variable Annuity Payments during the Annuity Period.

Beneficiary: The person(s) or entity(ies) who controls the Certificate if any Certificate Owner dies before the Income Date.

Certificate: The document issued to a Certificate Owner to evidence a Certificate Owner's participation under the Group Contract. The Certificate summarizes the benefits and provisions of the Group Contract.

Certificate Anniversary:  An anniversary of the Certificate Date.

Certificate Date: The date a Certificate is issued to a Certificate Owner. The Certificate Date is shown on the Certificate Schedule.

Certificate Owner: The person who owns a Certificate under the Group Contract. Any Joint Certificate Owners and the Certificate Owner own the Certificate equally with rights of survivorship. All Owners must exercise ownership rights and privileges together, including the signing of Written Requests.

Certificate Value: The sum of the Certificate Owner's interest in the Sub-accounts of the Variable Account and the Fixed Account during the Accumulation Period.

Certificate Year: The first Certificate Year is the annual period which begins on the Certificate Date. Subsequent Certificate Years begin on each Certificate Anniversary.

Eligible Fund:  An investment entity shown on the Certificate Schedule.

Fixed Account: The account We establish to support Fixed Allocations. The Contract Schedule shows whether the Fixed Account is available under the Certificates.

Fixed Account Value: The value of all Fixed Account amounts accumulated under a Certificate prior to the Income Date.

Fixed Allocation: An amount allocated to the Fixed Account that is credited with a Guaranteed Interest Rate for a specified Guarantee Period.

Fixed Annuity: An annuity with a series of payments made during the Annuity Period which are guaranteed as to dollar amount by Us.

General Account: Our general investment account which contains all of Our assets except those in the Variable Account and Our other separate accounts.

Group Contract Owner: The person or entity to which the Group Contract is issued.

Guaranteed Interest Rate: The effective annual interest rate which We will credit for a specified Guarantee Period.

Guarantee Period: The period of year(s) a rate of interest is guaranteed to be credited within the Fixed Account.

Income Date: The date on which Annuity Payments begin. The Income Date is shown on the Certificate Schedule.

In Force: The status of a Certificate before the Income Date so long as it has not been totally surrendered and there has not been a death of a Certificate Owner or Joint Certificate Owner that will cause the Certificate to end within five years of the date of death.

Office:  Our service office shown on the Certificate Schedule.

Person: A human being, trust, corporation, or any other legally recognized entity.

Portfolio: A series of an Eligible Fund which constitutes a separate and distinct class of shares.

Purchase Payment: A payment made by or on behalf of a Certificate Owner with respect to a Certificate.

Sub-account: Variable Account assets are divided into Sub-accounts. Assets of each Sub-account will be invested in shares of a Portfolio of an Eligible Fund, or directly in portfolio securities.

Valuation Date: Each day on which We and the New York Stock Exchange ("NYSE") are open for business, or any other day that the Securities and Exchange Commission requires that mutual funds, unit investment trusts or other investment portfolios be valued.

Valuation Period: The period of time beginning at the close of business of the NYSE on each Valuation Date and ending at the close of business on the next succeeding Valuation Date.

Variable Account:  Our Variable Account(s) shown on the Certificate Schedule.

Variable Annuity: An annuity with payments which vary as to dollar amount in relation to the investment performance of specified Sub-accounts of the Variable Account.

We, Us, Our:  Keyport Benefit Life Insurance Company.

Written Request: A request in writing, in a form satisfactory to Us, and received by Us at Our Office.

                            General Provisions

Purchase Payments

The initial Purchase Payment is due on the Certificate Date. It must be paid at Our Office in United States currency. Coverage under a Certificate does not take effect until We have accepted the initial Purchase Payment during a Certificate Owner's lifetime. Each Purchase Payment after the Certificate Date must be at least the amount shown on the Certificate Schedule. Provided the Certificate Value under a Certificate does not go to zero, a Certificate will stay in force until the Income Date even if a Certificate Owner make no payments after the initial one. We reserve the right to reject any subsequent Purchase Payment.

Allocation of Purchase Payments

An initial Purchase Payment is allocated to the Sub-accounts of the Variable Account, and to the Fixed Account if available, in accordance with the selections made by a Certificate Owner at the Certificate Date. Unless otherwise changed by a Certificate Owner, subsequent Purchase Payments are allocated in the same manner as the initial Purchase Payment. Allocation of Purchase Payments is subject to the terms and conditions imposed by Us. We reserve the right to allocate initial Purchase Payments to the Money Market Sub-account until the expiration of the Right to Examine Certificate period set forth on the first page of the Group Contract and the Certificate.

The Contract

The Group Contract, including the application, if any, and any attached rider or endorsement constitute the entire contract between the Group Contract Owner and Us. All statements made by the Group Contract Owner, any Certificate Owner or any Annuitant will be deemed representations and not warranties. No such statement will be used in any contest unless it is contained in the application signed by the Group Contract Owner or in a written instrument signed by the Certificate Owner, a copy of which has been furnished to the Certificate Owner, the Beneficiary or to the Group Contract Owner.

Only Our President or Secretary may agree to change any of the terms of the Group Contract. Any changes must be in writing. Any change to the terms of a Certificate must be in writing and with Certificate Owner's consent, unless provided otherwise by the Group Contract and the Certificate.

To assure that the Group Contract and the Certificate will maintain their status as a variable annuity under the Internal Revenue Code, We reserve the right to change the Group Contract and any Certificate issued thereunder to comply with future changes in the Internal Revenue Code, any regulations or rulings issued thereunder, and any requirements otherwise imposed by the Internal Revenue Service. The Group Contract Owner and the affected Certificate Owner will be sent a copy of any such amendment.

We reserve the right, subject to the approval of the New York Superintendent of Insurance and compliance with U.S. Laws as currently applicable or subsequently changed, to: (a) operate the Variable Account in any form permitted under the Investment Company Act of 1940, as amended, (the "1940 Act"), or in any other form permitted by law; (b) take any action necessary to comply with or obtain and continue any exemptions from the 1940 Act, or to comply with any other applicable law; (c) transfer any assets in any Sub-account to another Sub-account, or to one or more separate investment accounts, or the General Account; or to add, combine or remove Sub-accounts in the Variable Account; and (d) change the way We assess charges, so long as We do not increase the aggregate amount beyond that currently charged to the Variable Account and the Eligible Funds in connection with a Certificate. If the shares of any of the Eligible Funds should become unavailable for investment by the Variable Account or if in Our judgment further investment in such Portfolio shares should become inappropriate in view of the purpose of the Certificate, We may add or substitute shares of another mutual fund for the Portfolio shares already purchased under the Certificate. No substitution of Portfolio shares in any Sub-account may take place without prior approval of the Securities and Exchange Commission and notice to the affected Certificate Owners, to the extent required by the 1940 Act.

Certificate Owner

A Certificate Owner has all rights and may receive all benefits under a Certificate. A Certificate Owner is the person designated as such on the Certificate Date, unless changed. A Certificate Owner may exercise all rights of a Certificate while it is In Force, subject to the rights of (a) any assignee under an assignment filed with Us, and (b) any irrevocably named Beneficiary.

Joint Certificate Owner

A Certificate can be owned by Joint Certificate Owners. Upon the death of any Certificate Owner or Joint Certificate Owner, the surviving owner(s) will be the primary Beneficiary(ies). Any other beneficiary designation will be treated as a Contingent Beneficiary unless otherwise indicated in a Written Request filed with Us.

Annuitant

The Annuitant is the person on whose life Annuity Payments are based. The Annuitant is the person designated by a Certificate Owner at the Certificate Date, unless changed prior to the Income Date. Any change of Annuitant is subject to Our underwriting rules then in effect. The Annuitant may not be changed in a Certificate which is owned by a non-natural person. A Certificate Owner may name a Contingent Annuitant. The Contingent Annuitant becomes the Annuitant if the Annuitant dies while a Certificate is In Force. If the Annuitant dies and no Contingent Annuitant has been named, We will allow a Certificate Owner sixty days to designate someone other than the Certificate Owner as Annuitant. The Certificate Owner will be the Contingent Annuitant unless the Certificate Owner names someone else. If the Certificate is owned by a non-natural person, the death of the Annuitant will be treated as the death of the Certificate Owner and a new Annuitant may not be designated.

Beneficiary

The Beneficiary is the person who controls the Certificate if any Certificate Owner dies prior to the Income Date. If the Certificate is owned by Joint Certificate Owners, upon the death of any Certificate Owner or Joint Certificate Owner, the surviving owner(s) will become the primary Beneficiary. Any other beneficiary designation will be treated as a Contingent Beneficiary unless otherwise indicated in a Written Request filed with Us. If a Certificate Owner names more than one Person as Primary Beneficiary or as Contingent Beneficiary, and does not state otherwise on an application or in a Written Request to Us, any non-survivors will not receive a benefit. The survivors will receive equal shares. Subject to the rights of any irrevocable Beneficiary(ies), a Certificate Owner may change primary or contingent Beneficiary(ies). A change must be made by Written Request and
will be effective as of the date the Written Request is signed.   We will not
be liable for any payment We make or action We take before We receive the Written Request.

Group Contract Owner

The Group Contract Owner has title to the Group Contract. The Group Contract and any amount accumulated under any Certificate are not subject to the claims of the Group Contract Owner or any of its creditors. The Group Contract Owner may transfer ownership of this Group Contract. Any transfer of ownership terminates the interest of any existing Group Contract Owner.
It does not change the rights of any Certificate Owner. Nothing in the Group Contract shall invalidate or impair any rights granted to the Certificate Owner by the Certificate or New York law.

Change of Certificate Owner, Beneficiary or Contingent Annuitant

While a Certificate is In Force, a Certificate Owner may by Written Request change the primary Certificate Owner, Joint Certificate Owner, primary Beneficiary, Contingent Beneficiary, Contingent Annuitant, or in certain instances, the Annuitant. An irrevocably named Person may be changed only with the written consent of such Person. The change will be effective, following Our receipt of the Written Request, as of the date the Written Request is signed. The change will not affect any payments We make or actions We take prior to the time We receive the Written Request.

Assignment of the Certificate

A Certificate Owner may assign a Certificate at any time while it is In Force. The assignment must be in writing and a copy must be filed at Our Office. A Certificate Owner's rights and those of any revocably named Person will be subject to the assignment. An assignment will not affect any payments We make or actions We take before We receive the assignment. We are not responsible for the validity of any assignment.

Misstatement of Age or Sex

If the age or sex of the Annuitant or any payee has been misstated, We will compute the amount payable based on the correct age and sex. If Annuity Payments have begun, any underpayment(s) that have been made plus interest at a rate of 5% per year will be paid in full with the next Annuity Payment.
Any overpayment plus interest at a rate of 5% per year, unless repaid to Us in one sum, will be deducted from future Annuity Payments otherwise due until We are repaid in full.

Non-Participating

A Certificate does not participate in Our divisible surplus.

Evidence of Death, Age, Sex or Survival

If a Certificate provision relates to the death of a natural Person, We will require proof of death before We will act under that provision. Proof of death shall be: (a) a certified death certificate; or (b) a certified decree of a court of competent jurisdiction as to the finding of death; or (c) a written statement by a medical doctor who attended the deceased; or (d) any other document constituting due proof of death under applicable state law.
If Our action under a Certificate provision is based on the age, sex, or survival of any Person, We may require evidence of the particular fact before We act under that provision.

Protection of Proceeds

No Beneficiary or payee may commute or assign any payments under a Certificate before they are due. To the extent permitted by law, no payments shall be subject to the debts of any Beneficiary or payee or to any judicial process for payment of those debts.

Reports

We will send Certificate Owners a report that shows the Certificate Value at least once each Certificate Year. We will send any other reports that may be required by law.

Taxes

Any taxes paid to any governmental entity relating to a Certificate will be deducted from the Purchase Payments or Certificate Value. We may, in Our sole discretion, delay the deduction until a later date. By not deducting tax payments at the time of Our payment, We do not waive any right We may have to deduct amounts at a later date. We will, in Our sole discretion, determine when taxes relate to a Certificate or to the operation of the Variable Account. We reserve the right to establish a provision for federal income taxes if We determine, in Our sole discretion, that We will incur a tax as a result of the operation of the Variable Account. Such a provision will be reflected in the Accumulation and Annuity Unit Values. We will deduct for any income taxes incurred by Us as a result of the operation of the Variable Account whether or not there was a provision for taxes and whether or not it was sufficient. We will deduct from any payment under a Certificate any withholding taxes required by applicable law.

Regulatory Requirements

All values payable under a Certificate will not be less than the minimum benefits required by the laws and regulations of the states in which the Certificate is delivered.

Suspension or Deferral of Payments

We reserve the right to suspend or postpone payments for a withdrawal, transfer, surrender or death benefit for any period when:

     (1) the New York Stock Exchange is closed (other than customary weekend and holiday closings); or

     (2)    trading on the New York Stock Exchange is restricted;  or

     (3) an emergency exists as a result of which valuation or disposal of the assets and securities of the Variable Account is not reasonably practicable; or

     (4) the Securities and Exchange Commission, by order or pronouncement, so permits for the protection of Certificate Owners;

provided that applicable rules and regulations of the Securities and Exchange Commission govern as to whether the conditions described in (2) and (3) above exist.

We reserve the right to delay payment of amounts allocated to the Fixed Account for up to six months.

                       Variable Account Provisions

The Variable Account

The Variable Account(s) is designated on the Certificate Schedule and consists of assets set aside by Us, which are kept separate from Our general assets and all other variable account assets We maintain. We own the assets of the Variable Account. Variable Account assets equal to reserves and other contract liabilities will not be chargeable with liabilities arising out of any other business We may conduct. We may transfer to Our General Account assets which exceed the reserves and other liabilities of the Variable Account. Income and realized and unrealized gains or losses from assets in the Variable Account are credited to or charged against the account without regard to other income, gains or losses in Our other investment accounts.

The Variable Account assets are divided into Sub-accounts. The Sub-accounts which are available under the Certificate are shown on the Certificate Schedule. The assets of the Sub-accounts of the unit investment trust variable separate account are allocated to the Eligible Fund(s) and the Portfolio(s), if applicable, within an Eligible Fund shown on the Certificate Schedule. The assets of the Sub-accounts of the investment company variable separate account, if applicable, are invested in portfolios of securities designed to meet the objectives of the Sub-Account shown on the Certificate Schedule. We may, from time to time, add additional Sub-accounts, Eligible Funds or Portfolios to those shown on the Certificate Schedule. A Certificate Owner may be permitted to transfer Certificate Values or allocate Purchase Payments to the additional Sub-Accounts, Eligible Funds or Portfolios. However, the right to make such transfers or allocations will be limited by the terms and conditions imposed by Us.

We also have the right to eliminate Sub-accounts from the Variable Account, to combine two or more Sub-accounts or to substitute a new Portfolio for the Portfolio in which a Sub-account invests. A substitution may become necessary if, in Our discretion, a Portfolio or Sub-account no longer suits the purposes of the Group Contract. This may happen: due to a change in laws or regulations or a change in a Portfolio's investment objectives or restrictions; because the Portfolio or Sub-account is no longer available for
investment; or for some other reason.   We will obtain any prior approvals
that may be required from the insurance department of Our state of domicile, the New york Superintendent of Insurance and from the SEC or any other governmental entity before making such a substitution.

When permitted by law, We reserve the right to:

(1)    Deregister a Variable Account under the 1940 Act;
(2) Operate a Variable Account as a management company under the 1940 Act, if it is operating as a unit investment trust;
(3) Operate a Variable Account as a unit investment trust under the 1940 Act, if it is operating as a management company;
(4)    Restrict or eliminate any voting rights as to the account;
(5)    Combine the Variable Account with any other variable account.

Valuation of Assets

The assets of the Variable Account are valued at their fair market value in accordance with Our procedures.

Accumulation Units

A Certificate Owner's Variable Account value will fluctuate in accordance with the investment results of the Sub-accounts to which the Certificate Owner has allocated his or her Purchase Payments or Certificate Value. In order to determine how these fluctuations affect a Certificate Owner's Certificate Value, We use an Accumulation Unit value. Accumulation Units are used to account for all amounts allocated to or withdrawn from the Sub-accounts of the Variable Account as a result of Purchase Payments, partial withdrawals, transfers, or charges deducted from the Certificate Value. We determine the number of Accumulation Units of a Sub-account purchased or canceled by dividing the amount allocated to, or withdrawn from, the Sub-account by the dollar value of one Accumulation Unit of the Sub-account as of the end of the Valuation Period during which We receive the request for the transaction.

Accumulation Unit Value

The Accumulation Unit Value for each Sub-account was initially set at $10. Subsequent Accumulation Unit Values for each Sub-account are determined by multiplying the Accumulation Unit Value for the immediately preceding Valuation Period by a net investment factor for the Sub-account for the current period. This factor may be greater or less than 1.0; therefore, the Accumulation Unit Value may increase or decrease from Valuation Period to Valuation Period.

We calculate the net investment factor for each Sub-account investing in shares of mutual funds by dividing (a) by (b) and then subtracting (c) where:

(a) is equal to:
(i) the net asset value per share of the Portfolio in which the Sub-account invests at the end of the Valuation Period; plus
(ii) any dividend per share declared for the Portfolio that has an ex-dividend date within the current Valuation Period.

(b) is the net asset value per share of the Portfolio at the end of the preceding Valuation Period.

(c) is equal to:
(i) the sum of each Valuation Period equivalent of the annual rate for the Mortality and Expense Risk Charge, for the Administrative Charge, and for the Distribution Charge, if any, which are shown on the Certificate Schedule; plus
(ii) a charge factor, if any, for any tax provision established by Us a result of the operation of the Sub-account.

We calculate the net investment factor for each Sub-account investing directly in securities with the same formula, except:

    (a)    is equal to:
        (i) the value of the assets in the Sub-account at the end of the preceding Valuation Period; plus
        (ii) any investment income and capital gains, realized or unrealized, credited to the assets during the current Valuation Period; less
        (iii) any capital losses, realized or unrealized, charged against the assets during the current Valuation Period; less
        (iv) all operating and investment expenses relating to the assets that are incurred during the current Valuation Period.

    (b) is the value of the assets in the Sub-account at the end of the preceding Valuation Period.

Mortality and Expense Risk Charge

Each Valuation Period We deduct a Mortality and Expense Risk Charge from each Sub-account of the Variable Account which is equal, on an annual basis, to the amount shown on the Certificate Schedule. The Mortality and Expense Risk Charge compensates Us for assuming the mortality and expense risks with respect to the Certificates We issue. We guarantee the dollar amount of each Annuity Payment after the first Annuity Payment will not be affected by variations in mortality or expense experience.

Administrative Charge

Each Valuation Period We deduct an Administrative Charge from the Variable Account which is equal, on an annual basis, to the amount shown on the Certificate Schedule. The Administrative Charge compensates Us for the costs associated with administration of the Variable Account and the Certificates We issue.

Distribution Charge

Each Valuation Period We deduct a Distribution Charge from the Variable Account which is equal, on an annual basis, to the amount shown on the Certificate Schedule. The Distribution Charge compensates Us for the costs associated with the distribution of the Certificates We issue.

Certificate Maintenance Charge

We deduct a Certificate Maintenance Charge from the Certificate Value by canceling Accumulation Units from each applicable Sub-account to reimburse Us for expenses relating to the maintenance of the Certificate. We will deduct the Certificate Maintenance Charge from the Sub-accounts of the Variable Account in the same proportion that the amount of Certificate Value in each Sub-account bears to the Certificate Value. The Certificate Maintenance Charge is shown on the Certificate Schedule. The Certificate Maintenance Charge will be deducted from the Certificate Value on each Certificate Anniversary during the Accumulation Period.

If a total surrender is made on a date other than a Certificate Anniversary, the Certificate Maintenance Charge will be deducted at the time of surrender.

During the Annuity Period, the Certificate Maintenance Charge will be deducted on a pro-rata basis from each Annuity Payment.

                                  Transfers

Transfers:    Subject to any limitation We impose on the number of transfers permitted in a Certificate Year, a Certificate Owner may transfer all or part of Certificate Owner's Certificate Value among the Sub-accounts and the Fixed Account, if any, by Written Request or by telephone without the imposition of any fees or charges. Transfers among the Sub-accounts and the Fixed Account are permitted only during the Accumulation Period. The number of permitted transfers, and the charge for transfers in excess of that number, are shown on the Certificate Schedule. All transfers are subject to the following:

    (1) If more than the number of free transfers, shown on the Certificate Schedule, are made in a Certificate Year, We will deduct a transfer charge, shown on the Certificate Schedule, for each subsequent transfer. The transfer fee will be deducted from the Sub-account from which the transfer is made. However, if Certificate Owner transfers his or her entire interest in a Sub-account, the transfer fee will be deducted from the amount transferred. If a Certificate Owner makes a transfer from more than one Sub-account, any transfer fee will be allocated pro-rata among such Sub-accounts in proportion to the amount transferred from each. The deduction of any fees We impose on such transfers will not exceed the maximum listed on page 3.

    (2) During the Annuity Period, transfers of values between Sub-accounts will be made by converting the number of Annuity Units being transferred to the number of Annuity Units in the Sub-account to which a transfer is made, so that the next Annuity Payment, if it were made at that time, would be the same amount that it would have been without the transfer. Thereafter, Annuity Payments will reflect changes in the value of the new Annuity Units.

    (3) The minimum amount which can be transferred is shown on the Certificate Schedule. The minimum amount which must remain in a Sub-account after a transfer is shown on the Certificate Schedule.

    (4) If 100% of the value of any Sub-account is transferred and the current allocation for Purchase Payments includes that Sub-account, the allocation for future Purchase Payments will change to reflect a Certificate Owner's allocation of Certificate Value following the transfer.

    (5) We reserve the right, at any time and without prior notice to any party, to terminate, suspend or modify the transfer privileges described above.

We will not be liable for transfers made in accordance with a Certificate Owner's instructions. All amounts and Accumulation Units will be determined as of the end of the Valuation Period in which We receive the request for transfer.

                          Partial Withdrawals and Total Surrender

Partial Withdrawals

During the Accumulation Period while the Certificate is In Force, a Certificate Owner may, upon Written Request, make a partial withdrawal, subject to the provisions and limitations shown on the Certificate Schedule. For purposes of determining whether a Surrender Charge is applicable to a partial withdrawal:

    (1) A partial withdrawal will first be taken from the portion of a Certificate Owner's Certificate Value which is in excess of Purchase Payments, and then from Purchase Payments; and

    (2) We will allocate partial withdrawals to Purchase Payments in the order in which the Purchase Payments were made, starting with the first.

A withdrawal will result in the cancellation of Accumulation Units from each applicable Sub-account in the ratio that a Certificate Owner's interest in the Sub-account bears to his or her Certificate Value in all the Sub-accounts. A Certificate Owner must specify by Written Request in advance if he or she wants Accumulation Units to be canceled in a manner other than the method described above. If there is no value or insufficient value in the Variable Account, then the amount withdrawn, or the insufficient portion, will be deducted from the Fixed Account. If a Certificate Owner has multiple Guarantee Periods, We will deduct such amount from each Guarantee Period's values in the ratio that each Period's values bears to the total Fixed Account Value. A Certificate Owner must specify by Written Request in advance if he or she wants multiple Guarantee Periods to be reduced in a manner other than the method described above. Any amount deducted from the fixed account value may be subject to a market value adjustment, if applicable.

Each partial withdrawal must be for an amount not less than the amount shown on the Certificate Schedule. The Certificate Value which must remain in a Certificate is shown on the Certificate Schedule. The Certificate Schedule also shows any charge.

Total Surrender

During the Accumulation Period while the Certificate is In Force, a Certificate Owner may, upon Written Request, make a total surrender of the Certificate Withdrawal Value. The Certificate Withdrawal Value is:

    (1) the Certificate Value as of the end of the Valuation Period during which We receive a Written Request for a withdrawal or surrender; less

    (2)    any applicable taxes not previously deducted; less

    (3)    any Surrender Charge; less

    (4)    any Certificate Maintenance Charge.

The Fixed Account Value, which is a component of the Certificate Value, may be subject to a market value adjustment, if applicable.

We will pay the amount of any withdrawal or surrender within seven days unless the Suspension or Deferral of Payments Provision is in effect.

Death Provisions

Death of Certificate Owner

These provisions apply if, during the Accumulation Period while the Certificate is In Force, the Certificate Owner or any Joint Certificate Owner dies (whether or not the decedent is also the Annuitant) or the Annuitant dies under a Certificate owned by a non-natural Person. The "designated beneficiary" will control the Certificate after such a death. This "designated beneficiary" will be the first Person among the following who is alive on the date of death: Certificate Owner; Joint Certificate Owner; primary Beneficiary; Contingent Beneficiary; and Certificate Owner's estate. If the Certificate Owner and Joint Certificate Owner are both alive, they shall be the "designated beneficiary" together.

If the decedent's surviving spouse (if any) is the sole "designated beneficiary", the surviving spouse will automatically become the new sole Certificate Owner as of the date of the death. And, if the Annuitant is the decedent, the new Annuitant will be any living Contingent Annuitant, otherwise the surviving spouse. The Certificate may stay in force until another death occurs (i.e., until the death of the Certificate Owner or Joint Certificate Owner). Except for this paragraph, all of "Death Provisions" will apply to that subsequent death.

In all other cases, the Certificate may stay in force up to five years from the date of death. During this period, the "designated beneficiary" may exercise all ownership rights, including the right to make transfers or partial withdrawals or the right to surrender the Certificate for its Certificate Withdrawal Value. If this Certificate is still in force at the end of the five-year period, We will automatically end it then by paying to the "designated beneficiary" the Certificate Withdrawal Value without the deduction of any applicable Surrender Charges. If the "designated beneficiary" is not alive then, We will pay any Person(s) named by the "designated beneficiary" in a Written Request; otherwise the "designated beneficiary's" estate.

Death of Annuitant

These provisions apply if during the Accumulation Period while the Certificate is In Force, (a) the Annuitant dies, (b) the Annuitant is not an Owner, and (c) the Owner is a natural person. The Certificate will continue In Force after the Annuitant's death. The new Annuitant will be any living Contingent Annuitant, otherwise the Certificate Owner.

Payment of Benefits

Instead of receiving a lump sum, a Certificate Owner or any "designated beneficiary" may by Written Request direct that We pay any benefit of $2,000 or more under an Annuity Option that meets the following: (a) the first payment to the "designated beneficiary" must be made no later than one year after the date of death; (b) payments must be made over the life of the "designated beneficiary" or over a period not extending beyond that person's life expectancy; and (c) any Annuity Option that provides for payments to continue after the death of the "designated beneficiary" will not allow the successor payee to extend the period of time over which the remaining payments are to be made.

                                Annuity Provisions

General

If the Certificate is In Force on the Income Date, the Adjusted Certificate Value will be applied under the Annuity Option selected by a Certificate Owner. Annuity Payments may be made on a fixed or variable basis or both.

Income Date

The Income Date may be selected by a Certificate Owner. It is shown on the Certificate Schedule. The Income Date can be any time after the Certificate Date for variable payments and any time after the first Certificate Anniversary for fixed payments. The Income Date may not be later than the earlier of when the Annuitant reaches attained age 90 or that required under state law. If no Income Date is selected, it will be the earlier of when the Annuitant reaches attained age 90 or the maximum date permitted under state law, if any.

Prior to the Income Date, a Certificate Owner may change the Income Date by Written Request. Any change must be requested at least 30 days prior to the new Income Date.

Selection of an Annuity Option

An Annuity Option may be selected by a Certificate Owner. If no Annuity Option is selected, Option B will automatically be applied. Prior to the Income Date, a Certificate Owner can change the Annuity Option selected by Written Request. Any change must be requested at least 30 days prior to the Income Date.

Frequency and Amount of Annuity Payments

Annuity Payments are paid in monthly installments unless quarterly, semi-annual or annual payments are chosen. The Adjusted Certificate Value is applied to the Annuity Table for the Annuity Option selected. If the Adjusted Certificate Value to be applied under an Annuity Option is less than $2,000, We reserve the right to make a lump sum payment in lieu of Annuity Payments. If the Annuity Payment would be or becomes less than $100, We will reduce the frequency of payments to a longer interval which will result in each payment being at least $100.

Annuity Options

The following Annuity Options or any other Annuity Option acceptable to Us may be selected:

    OPTION A. ANNUITY FOR A FIXED NUMBER OF YEARS: Annuity Payments for a chosen number of years, not less than 5. If the payee dies during the payment period and the Beneficiary does not desire payments to continue for the remainder of the period, he/she may elect to have the present value of the remaining payments commuted and paid in a lump sum. During the payment period of a Variable Annuity, the payee may elect by Written Request to receive the following amount: (a) the present value of the remaining payments commuted; less (b) any Surrender Charge that may be due by treating the value defined in (a) as a surrender. Instead of receiving a lump sum, the payee may elect another Annuity Option. The amount applied to that Option would not be reduced by the charge defined in (b).

    OPTION B. LIFE ANNUITY WITH PERIOD CERTAIN OF 10 YEARS: Annuity Payments during the lifetime of the payee and in any event for 10 years certain. If the payee dies during the guaranteed payment period and the Beneficiary does not desire payments to continue for the remainder of the guaranteed period, he/she may elect to have the present value of the guaranteed payments remaining commuted and paid in a lump sum.

    OPTION C. JOINT AND SURVIVOR ANNUITY: Annuity Payments payable during the joint lifetime of the payee and a designated second natural person and then during the lifetime of the survivor.

Unless the Annuity Option provides for commutation by the payee, a payee may not withdraw or otherwise end an Annuity Option after it begins. Payments will end upon the payee's death unless the Annuity Option provides for payments continuing to a successor payee. No successor payee may extend the period of time over which the remaining payments are to be made.

Annuity

If a Certificate Owner selects a Fixed Annuity, the Adjusted Certificate Value is allocated to the General Account and the Annuity is paid as a Fixed Annuity. If the Certificate Owner selects a Variable Annuity, the Adjusted Certificate Value will be allocated to the Sub-accounts of the Separate Account in accordance with the selection he or she makes, and the Annuity will be paid as a Variable Annuity. A Certificate Owner can also select a combination of a Fixed and Variable Annuity and the Adjusted Certificate Value will be allocated accordingly. If a Certificate Owner does not select between a Fixed Annuity and a Variable Annuity, any Adjusted Certificate Value in the Variable Account will be applied to a Variable Annuity and any Adjusted Certificate Value in the Fixed Account will be applied to a Fixed Annuity.

The Adjusted Certificate Value will be applied to the applicable Annuity Table contained in the Certificate based upon the Annuity Option a Certificate Owner selects. If, as of the Income Date, the current Annuity Option rates applicable to the class of Certificates issued under the Group Contract provide an initial Annuity Payment greater than the initial Annuity Payment guaranteed under the applicable Annuity Table in the Certificate, the greater payment will be made.

Fixed Annuity

The minimum dollar amount of each Fixed Annuity Payment for each $1,000 of Adjusted Certificate Value is shown in the Annuity Tables. After the initial Fixed Annuity payment, the payments will not change regardless of investment, mortality or expense experience.

Variable Annuity

Variable Annuity Payments reflect the investment performance of the Variable Account in accordance with the allocation of the Adjusted Certificate Value to the Sub-accounts during the Annuity Period. Variable Annuity payments are not guaranteed as to dollar amount.

The dollar amount of the first Variable Annuity payment for each $1,000 of Adjusted Certificate Value is shown in the Annuity Tables. The dollar amount of Variable Annuity payments for each applicable Sub-account after the first Variable Annuity Payment is determined as follows:

    (1) the dollar amount of the first Variable Annuity payment is divided by the value of an Annuity Unit for each applicable Sub-account as of the Income Date. This sets the number of Annuity Units for each monthly payment for the applicable Sub-account. The number of Annuity Units for each applicable Sub-account remains fixed during the Annuity Period;

    (2) the fixed number of Annuity Units per payment in each Sub-account is multiplied by the Annuity Unit Value for that Sub-account for the Valuation Period for which the payment is due. This result is the dollar amount of the payment for each applicable Sub-account.

The total dollar amount of each Variable Annuity payment is the sum of all Sub-account Variable Annuity payments reduced by the applicable portion of the Certificate Maintenance Charge.

Annuity Unit

The value of any Annuity Unit for each Sub-Account of the Separate Account was initially set at $10.

The Sub-account Annuity Unit Value at the end of any subsequent Valuation Period is determined as follows:

    (1) the net investment factor calculated as set forth on pages 11-12 (but without the Distribution Charge, if any) for the current Valuation Period is multiplied by the value of the Annuity Unit for the Sub-account for the immediately preceding Valuation Period.

    (2) the result in (1) is then divided by the Assumed Investment Rate Factor which equals 1.00 plus the Valuation Period equivalent of the Assumed Investment Rate for the number of days in the current Valuation Period. The Assumed Investment Rate is equal to 6% per year.

The value of an Annuity Unit may increase or decrease from Valuation Period to Valuation Period.

Using the Tables

Tables 2, 3, 5, and 6 are age-dependent. The amount of the first annuity payment will be based on an age a specified number of years younger than the person's then-attained age (i.e., age last birthday). This age setback is as follows:

Date of First Payment          Age Setback
     1996-1999                   1 year
     2000-2009                   2 years
     2010-2019                   4 years
     2020-2029                   5 years
     2030 or later               6 years

We will calculate the amount for a payment frequency other than monthly and for any ages not shown in Tables 2, 3, 5, and 6 in accordance with the next section. Upon request, We will tell a Certificate Owner any such amount.

Basis of Calculation

Tables 1 and 4 are based on interest at 5% and 3%, respectively. Tables 2, 3, 5, and 6 are based on the 1983 Individual Annuity Valuation Tables (sex distinct), with interest at 5% (Tables 2 and 3) and 3% (Tables 5 and 6), projected dynamically with Projection Scale G.

   TABLE 1: FIRST MONTHLY PAYMENT PAYABLE UNDER VARIABLE OPTION 1 FOR EACH
                               $1,000 APPLIED

Years  Payment  Years  Payment  Years  Payment  Years  Payment

  5    $18.74    12    $9.16     19    $6.71     25    $5.76
  6     15.99    13     8.64     20     6.51     26     5.65
  7     14.02    14     8.20     21     6.33     27     5.54
  8     12.56    15     7.82     22     6.17     28     5.45
  9     11.42    16     7.49     23     6.02     29     5.36
 10     10.51    17     7.20     24     5.88     30     5.28
 11      9.77    18     6.94

   TABLE 2: FIRST MONTHLY PAYMENT PAYABLE UNDER VARIABLE OPTION 2 FOR EACH
                               $1,000 APPLIED

Age  Male  Female  Age  Male  Female  Age  Male  Female  Age  Male  Female

30  $4.45  $4.34   47  $5.05  $4.78   64  $6.54  $5.98   80  $9.14  $8.67
31   4.47   4.35   48   5.11   4.82   65   6.68   6.10   81   9.29   8.86
32   4.50   4.37   49   5.17   4.87   66   6.82   6.22   82   9.44   9.05
33   4.52   4.39   50   5.23   4.92   67   6.97   6.35   83   9.57   9.23
34   4.55   4.41   51   5.29   4.97   68   7.12   6.49   84   9.69   9.40
35   4.57   4.43   52   5.36   5.02   69   7.28   6.63   85   9.81   9.55
36   4.60   4.45   53   5.43   5.08   70   7.44   6.79   86   9.91   9.69
37   4.63   4.47   54   5.50   5.13   71   7.61   6.95   87  10.01   9.82
38   4.67   4.49   55   5.58   5.20   72   7.78   7.12   88  10.10   9.94
39   4.70   4.52   56   5.67   5.27   73   7.95   7.30   89  10.17  10.04
40   4.74   4.55   57   5.76   5.34   74   8.12   7.48   90  10.24  10.13
41   4.78   4.57   58   5.85   5.41   75   8.30   7.67   91  10.30  10.21
42   4.82   4.60   59   5.95   5.49   76   8.47   7.87   92  10.35  10.27
43   4.86   4.64   60   6.06   5.58   77   8.65   8.07   93  10.39  10.33
44   4.91   4.67   61   6.17   5.67   78   8.82   8.27   94  10.43  10.37
45   4.95   4.70   62   6.29   5.77   79   8.98   8.47   96  10.45  10.41
46   5.00   4.74   63   6.41   5.87

   TABLE 3: FIRST MONTHLY PAYMENT PAYABLE UNDER VARIABLE OPTION 3 FOR EACH
                               $1,000 APPLIED

                             COMBINATION OF AGES

                                 FEMALE AGE

       30   35   40   45   50   55   60   65   70   75   80    85    90   95
  30 $4.24$4.28$4.31$4.34$4.36$4.38$4.40$4.42$4.43$4.44$4.45 $4.45 $4.45 $4.46
  35  4.26 4.30 4.35 4.39 4.43 4.47 4.50 4.52 4.54 4.56 4.57  4.57  4.58  4.58
  40  4.28 4.33 4.39 4.45 4.51 4.56 4.61 4.65 4.68 4.71 4.73  4.74  4.75  4.75
M 45  4.29 4.35 4.42 4.50 4.58 4.66 4.74 4.80 4.86 4.90 4.93  4.96  4.97  4.98
A 50  4.30 4.37 4.46 4.55 4.66 4.77 4.88 4.98 5.07 5.14 5.20  5.23  5.25  5.27
L 55  4.31 4.39 4.48 4.59 4.73 4.87 5.03 5.18 5.32 5.44 5.53  5.59  5.63  5.65
E 60  4.32 4.40 4.50 4.63 4.78 4.97 5.18 5.40 5.61 5.80 5.96  6.07  6.13  6.17
  65  4.33 4.41 4.52 4.65 4.83 5.05 5.31 5.61 5.92 6.23 6.50  6.70  6.83  6.90
A 70  4.33 4.42 4.53 4.68 4.87 5.11 5.42 5.80 6.23 6.70 7.14  7.50  7.75  7.90
G 75  4.34 4.42 4.54 4.69 4.89 5.16 5.50 5.95 6.50 7.15 7.83  8.45  8.92  9.23
E 80  4.34 4.43 4.54 4.70 4.91 5.19 5.56 6.06 6.71 7.55 8.52  9.50 10.34 10.93
  85  4.34 4.43 4.55 4.71 4.92 5.21 5.60 6.13 6.86 7.85 9.10 10.52 11.87 12.93
  90  4.34 4.43 4.55 4.71 4.93 5.22 5.62 6.18 6.96 8.06 9.55 11.39 13.34 15.05
  95  4.34 4.43 4.55 4.71 4.93 5.23 5.64 6.21 7.02 8.20 9.86 12.09 14.69 17.20

TABLE 4: MINIMUM MONTHLY PAYMENT PAYABLE UNDER FIXED OPTION A FOR EACH $1,000
                                   APPLIED

Years  Payment  Years  Payment  Years  Payment  Years  Payment

  5     $17.91   12     $8.24    19     $5.73    25     $4.71
  6      15.14   13      7.71    20      5.51    26      4.59
  7      13.16   14      7.26    21      5.32    27      4.47
  8      11.68   15      6.87    22      5.15    28      4.37
  9      10.53   16      6.53    23      4.99    29      4.27
 10       9.61   17      6.23    24      4.84    30      4.18
 11       8.86   18      5.96

TABLE 5: MINIMUM MONTHLY PAYMENT PAYABLE UNDER FIXED OPTION B FOR EACH $1,000
                                   APPLIED

Age  Male  Female  Age  Male  Female  Age  Male  Female  Age  Male  Female
30   $3.12 $2.99   47   $3.82 $3.53   64   $5.40 $4.83   80   $8.15 $7.66
31    3.15  3.01   48    3.88  3.58   65    5.55  4.96   81    8.32  7.86
32    3.18  3.03   49    3.94  3.63   66    5.69  5.08   82    8.47  8.06
33    3.21  3.06   50    4.01  3.68   67    5.85  5.22   83    8.61  8.25
34    3.24  3.08   51    4.08  3.74   68    6.01  5.37   84    8.75  8.43
35    3.27  3.11   52    4.15  3.80   69    6.18  5.52   85    8.87  8.60
36    3.31  3.13   53    4.23  3.86   70    6.35  5.68   86    8.98  8.75
37    3.34  3.16   54    4.31  3.93   71    6.52  5.85   87    9.08  8.88
38    3.38  3.19   55    4.39  4.00   72    6.70  6.03   88    9.18  9.01
39    3.42  3.22   56    4.48  4.07   73    6.89  6.21   89    9.26  9.12
40    3.46  3.25   57    4.58  4.15   74    7.07  6.41   90    9.33  9.21
41    3.51  3.29   58    4.68  4.23   75    7.26  6.61   91    9.40  9.30
42    3.55  3.32   59    4.78  4.32   76    7.44  6.81   92    9.45  9.37
43    3.60  3.36   60    4.89  4.41   77    7.63  7.02   93    9.49  9.43
44    3.65  3.40   61    5.01  4.50   78    7.81  7.23   94    9.53  9.47
45    3.71  3.44   62    5.14  4.61   79    7.98  7.45   95    9.55  9.51
46    3.76  3.49   63    5.27  4.72

TABLE 6: MINIMUM MONTHLY PAYMENT PAYABLE UNDER FIXED OPTION C FOR EACH $1,000
                                   APPLIED

                             COMBINATION OF AGES

                                 FEMALE AGE

       30   35   40   45   50   55   60   65   70   75   80    85   90    95

  30 $2.88$2.93$2.97$3.01$3.04$3.07$3.08$3.10$3.11$3.12$3.12 $3.12 $3.13 $3.13
  35  2.91 2.97 3.03 3.09 3.14 3.18 3.21 3.23 3.25 3.26 3.27  3.27  3.28  3.28
  40  2.93 3.01 3.09 3.17 3.24 3.30 3.35 3.39 3.42 3.44 3.46  3.46  3.47  3.47
  45  2.95 3.04 3.14 3.24 3.34 3.43 3.51 3.58 3.63 3.66 3.69  3.71  3.72  3.72
M 50  2.96 3.06 3.17 3.30 3.43 3.56 3.68 3.79 3.87 3.94 3.98  4.01  4.03  4.03
A 55  2.97 3.07 3.20 3.34 3.50 3.68 3.85 4.02 4.16 4.27 4.34  4.39  4.42  4.44
L 60  2.98 3.09 3.22 3.38 3.56 3.78 4.01 4.25 4.47 4.66 4.80  4.89  4.95  4.98
E 65  2.98 3.09 3.23 3.40 3.61 3.86 4.15 4.48 4.81 5.12 5.37  5.55  5.66  5.72
  70  2.99 3.10 3.24 3.42 3.64 3.92 4.26 4.67 5.13 5.60 6.04  6.38  6.60  6.73
A 75  2.99 3.10 3.25 3.43 3.66 3.96 4.34 4.81 5.39 6.06 6.75  7.35  7.79  8.07
G 80  2.99 3.11 3.25 3.44 3.68 3.99 4.39 4.92 5.60 6.45 7.44  8.42  9.23  9.79
E 85  2.99 3.11 3.26 3.44 3.69 4.00 4.42 4.98 5.73 6.74 8.01  9.44 10.77 11.81
  90  2.99 3.11 3.26 3.45 3.69 4.01 4.44 5.02 5.82 6.93 8.43 10.29 12.25 13.95
  95  2.99 3.11 3.26 3.45 3.70 4.02 4.45 5.04 5.87 7.05 8.73 10.97 13.58 16.11





                                Endorsements

                          To be inserted only by Us







POLICY DESCRIPTION

This is a GROUP VARIABLE ANNUITY CONTRACT with limited purchase payment flexibility. This Contract is non participating with no dividends.


                                                      EXHIBIT 4(i)

                   KEYPORT BENEFIT LIFE INSURANCE COMPANY

       Read this Certificate carefully. This document is a description of the legal contract between the Group Contract Owner and Us.
       You may return this Certificate within 10 days after You receive it by delivering or mailing it to Our Office. The return of this Certificate by mail will be effective when the postmark is affixed to a properly addressed and postage prepaid envelope. We will refund any purchase payments allocated to the Fixed Account and the Certificate Value plus any amount deducted from Your purchase payment before it was allocated to the Variable Account, including the Certificate Maintenance charge. The Certificate Value will be determined as of the date of surrender (i.e., for a mailed contract, the postmark date).
       This Certificate describes the benefits and provisions of the Group Contract. The Group Contract, as issued to the Group Contract Owner by Us with any riders or endorsements, alone makes up the agreement under which benefits are paid. The Group Contract may be inspected at the office of the Group Contract Owner. In consideration of any application for this Certificate and the payment of purchase payments, We agree, subject to the terms and conditions of the Group Contract, to provide the benefits described in this Certificate to the Certificate Owner.
       If this Certificate is In Force on the Income Date, We will begin making income payments to the Annuitant. We will make such payments according to the terms of the Certificate and Group Contract.
       Signed for the Company on the Issue Date at Our Home Office, 100 Manhattanville Road, Purchase, New York 10577.


                        Read This Contract Carefully.

Signed:   ________________________     ________________________
               Secretary                      President


   POLICY DESCRIPTION
   This is a GROUP VARIABLE ANNUITY CERTIFICATE with limited purchase payment flexibility. This contract is nonparticipating with no dividends.
Annuity payments and other values provided by this certificate when based on the investment experience of a separate account, may increase or decrease and are not guaranteed as to dollar amount. Variable annuity payments will not decrease over time if the separate account (before deduction of the annual
 .35% asset charge) has an annualized investment return of at least 5.35%. See pages 12-13 and 19 for further explanation. Certificate assets allocated to the separate account incur charges of .35% before annuity payments begin and
 .35% once annuity payments begin. Income, capital gains, and/or losses whether or not realized, from assets allocated to the separate account are credited to or charged against the separate account without regard to income, capital gains, and/or losses arising out of any other business the company may conduct.


                   KEYPORT BENEFIT LIFE INSURANCE COMPANY
              100 Manhattanville Road, Purchase, New York 10577

                               Service Office
                         125 High Street, 11th Floor
                         Boston, Massachusetts 02110

                            Certificate Schedule

GROUP CONTRACT OWNER          Keyport Benefit Insurance Trust
GROUP CONTRACT NUMBER          DVA(NY)001
CERTIFICATE NUMBER             0200999999-01
CERTIFICATE OWNER              John Q Public
JOINT CERTIFICATE OWNER        Jane Q Public
CERTIFICATE OWNER DOB          12/07/45
JOINT CERTIFICATE OWNER DOB    10/31/47
ANNUITANT                      John Q Public
ANNUITANT DOB                  12/07/45
CERTIFICATE DATE               February 28, 1997
INCOME DATE                    03/01/2030
INITIAL PURCHASE PAYMENT       $10,000.00
MINIMUM INITIAL PAYMENT        $5,000
MINIMUM ADDITIONAL PAYMENT     $1,000
ISSUE STATE                    NY
IRS PLAN TYPE                  Non-Qualified

Charges

Distribution Charge: None

Administrative Charge: None

Mortality and Expense Risk Charge: We deduct .000957% of the assets in each Variable Account Sub-account on a daily basis (equivalent to an annual rate of 0.35%) for Our mortality and expense risks.

Certificate Maintenance Charge: We charge $35 to cover a portion of Our ongoing Certificate maintenance expenses. The charge is incurred at the beginning of the Certificate Year and is deducted on each Certificate Anniversary and at the time of total surrender. This charge will not apply after annuitization.

Transfer Charge: Currently none, however We reserve the right to charge $25 for a transfer if You make more than 12 transfers per Certificate Year.

Surrender Charge: None
Initial Purchase Payment Allocation

Currently, Certificate Owners can select 7 Sub-accounts. We reserve the right to increase or decrease the number of available Sub-accounts. The minimum You may allocate to any Sub-account is 10% of any Purchase Payment. Your initial Purchase Payment has been invested as follows:

Manning & Napier Moderate Growth           x%
Manning & Napier Growth                    x%
Manning & Napier Maximum Horizon           x%
Manning & Napier Small Cap                 x%
Manning & Napier Equity                    x%
Manning & Napier Bond                      x%
SteinRoe Cash Income                       x%

Transfer Guidelines

Number of Transfers and Transfer Charge: Currently, Certificate Owners are permitted 12 transfers per Certificate Year during the Accumulation Period and 1 transfer every 6 months during the Annuity Period. We reserve the right to change, upon notice, the frequency of transfers You can make. We also reserve the right to impose a charge for any transfer in excess of 12 per Certificate Year. The transfer charge is shown in the Charges section of the Schedule.

Minimum amount to be transferred: None

Minimum amount which must remain in a Sub-account after transfer: None

Partial Withdrawals

You may make partial withdrawals during the Accumulation Period without incurring a surrender charge.

Minimum withdrawal amount: $300.

Minimum  Certificate  Value  which must remain after  a  partial  withdrawal:
$2,500.

Death Benefits

Adjustment of Certificate Value

When We receive due proof of death of the Certificate Owner, or the Annuitant if the Certificate Owner is a non-natural Person, We will compare, as of the date of death, the Certificate Value to the Death Benefit amount defined in this Schedule. If the Certificate Value is less than the Death Benefit, We will increase the current Certificate Value by the amount of the difference. If the Certficate Value is greater than the Death Benefit, the Certificate Value will be the Death Benefit.

Any amount credited will be allocated to the Variable Account based on the Purchase Payment allocation selection that is in effect when We receive due proof of death.

Death Benefit Amount

Purchase Payment Death Benefit
On the Certificate Date the Death Benefit is the initial Purchase Payment. On subsequent Valuation Dates, the Death Benefit is calculated as follows:

     (1)  Start with the Death Benefit from the prior Valuation Date;
     (2) Add to (1) any additional Purchase Payments paid during the current Valuation Period and subtract from (1) any Partial Withdrawals (including any associated surrender charge incurred) made during the current Valuation Period.

The Variable Separate Account

Sub-accounts investing in shares of mutual funds

Variable Account J is a unit investment trust variable separate account, organized in and governed by the laws of the State of Massachusetts, the home state of Keyport Benefit Life. Variable Account J is divided into Sub-accounts. Each Sub-account listed below invests in shares of the corresponding Portfolio of the Eligible Fund shown.

Sub-account                  Eligible Fund and Portfolio

                             Manning & Napier Insurance Fund, Inc.

Moderate Growth              Manning & Napier Moderate Growth Portfolio -
Sub-account                  seeks with equal emphasis long-term growth and
                             preservation of capital.

Growth Sub-account           Manning & Napier Growth Portfolio - seeks
                             long-term growth of capital. The secondary objective is the preservation of capital.

Maximum Horizon account      Manning & Napier Maximum Horizon Portfolio -
                             seeks to achieve the high level of long-term capital growth typically associated with the stock market.

Small Cap Sub-               Manning & Napier Small Cap Portfolio - seeks
account                      to achieve long term growth of capital by
                             investing principally in the equity securities of small issuers.

Equity Sub-account           Manning & Napier Equity Portfolio - seeks
                             long-term growth of capital.

Bond Sub-account             Manning & Napier Bond Portfolio - seeks to
                             maximize total return in the form of both income and capital appreciate by investing in fixed income securities without regard to maturity.

                             SteinRoe Variable Investment Trust

CIF Sub-account              Cash Income Fund - seeks high current income
("Money Market" Sub-account) from short-term money market investments while emphasizing preservation of capital and
                             maintaining excellent liquidity.

Sub-accounts investing directly in securities - None

The Fixed Account - None



                              Table of Contents

                                                                       Page

Right to Examine Certificate.............................................1
Certificate Schedule.....................................................2
Definitions..............................................................3
General Provisions.......................................................5
Variable Account Provisions..............................................9
Transfers...............................................................12
Partial Withdrawals and Total Surrender.................................13
Death Provisions........................................................14
Annuity Provisions......................................................15
Endorsements (if any) are before page...................................21


                                 Definitions

Accumulation  Period:   The  period prior to the  Income  Date  during  which
Purchase Payments may be made by a Certificate Owner.

Accumulation Unit: An accounting unit used to calculate a Certificate Owner's interest in a Sub-account of the Variable Account during the Accumulation Period.

Adjusted Certificate Value: The Certificate Value less any applicable taxes relating to a Certificate and Certificate Maintenance Charge. This amount is applied to the applicable Annuity Tables to determine Annuity Payments.

Annuitant: The natural person on whose life Annuity Payments are based, and to whom any Annuity Payments will be made starting on the Income Date.

Annuity Options:  Options available for Annuity Payments.

Annuity Payments: The series of payments made to the Annuitant, starting on the Income Date, under the Annuity Option selected.

Annuity  Period:   The  period after the Income  Date  during  which  Annuity
Payments are made.

Annuity Unit: An accounting unit used to calculate Variable Annuity Payments during the Annuity Period.

Beneficiary:   The person(s) or entity(ies) who controls the  Certificate  if any Certificate Owner dies before the Income Date.

                           Definitions (continued)

Certificate:   The  document  issued to a Certificate  Owner  to  evidence  a
Certificate Owner's participation under the Group Contract. The Certificate summarizes the benefits and provisions of the Group Contract.

Certificate Anniversary:  An anniversary of the Certificate Date.

Certificate Date: The date a Certificate is issued to a Certificate Owner. The Certificate Date is shown on the Certificate Schedule.

Certificate  Owner:   The  person  who owns a  Certificate  under  the  Group
Contract.   Any  Joint Certificate Owners and the Certificate Owner  own  the
Certificate equally with rights of survivorship.

Certificate Value:  The sum of the Certificate Owner's interest in  the  Sub-
accounts   of  the  Variable  Account  and  the  Fixed  Account  during   the
Accumulation Period.

Certificate  Year:   The first Certificate Year is the  annual  period  which
begins on the Certificate Date. Subsequent Certificate Years begin on each Certificate Anniversary.

Eligible Fund:  An investment entity shown on the Certificate Schedule.

Fixed  Account:  The account We establish to support Fixed Allocations.   The
Certificate Schedule shows whether the Fixed Account is available under the Certificate.

Fixed  Account  Value:   The value of all Fixed Account  amounts  accumulated
under this Certificate prior to the Income Date.

Fixed Allocation: An amount allocated to the Fixed Account that is credited with a Guaranteed Interest Rate for a specified Guarantee Period.

Fixed Annuity: An annuity with a series of payments made during the Annuity Period which are guaranteed as to dollar amount by Us.

General Account: Our general investment account which contains all of Our assets except those in the Variable Account and Our other separate accounts.

Group Contract Owner: The person or entity to which the Group Contract is issued.

Guaranteed Interest Rate: The effective annual interest rate which We will credit for a specified Guarantee Period.

Guarantee Period: The period of year(s) a rate of interest is guaranteed to be credited within the Fixed Account.

Income Date: The date on which Annuity Payments begin. The Income Date is shown on the Certificate Schedule.

In Force: The status of a Certificate before the Income Date so long as it has not been totally surrendered and there has not been a death of a Certificate Owner or Joint Certificate Owner that will cause the Certificate to end within five years of the date of death.

Office:  Our service office shown on the Certificate Schedule.

Person:   A  human being, trust, corporation, or any other legally recognized entity.

Portfolio:   A  series of an Eligible Fund which constitutes a  separate  and distinct class of shares.

Purchase Payment: A payment made by or on behalf of a Certificate Owner with respect to a Certificate.

Sub-account:  Variable Account assets are divided into Sub-accounts.   Assets
of each Sub-account will be invested in shares of a Portfolio of an Eligible Fund, or directly in portfolio securities.

Valuation Date: Each day on which We and the New York Stock Exchange ("NYSE") are open for business, or any other day that the Securities and Exchange Commission requires that mutual funds, unit investment trusts or other investment portfolios be valued.

Valuation Period: The period of time beginning at the close of business of the NYSE on each Valuation Date and ending at the close of business on the next succeeding Valuation Date.

Variable Account:  Our Variable Account(s) shown on the Certificate Schedule.

Variable Annuity: An annuity with payments which vary as to dollar amount in relation to the investment performance of specified Sub-accounts of the Variable Account.

We, Us, Our:  Keyport Benefit Life Insurance Company of Boston.

Written  Request:  A request in writing, in a form satisfactory to   Us,  and
received by Us at Our Office.

You, Your:  The Certificate Owner and any Joint Certificate Owners.

                             General Provisions

Purchase Payments

The initial Purchase Payment is due on the Certificate Date. It must be paid at Our Office in United States currency. Coverage under a Certificate does not take effect until We have accepted the initial Purchase Payment during Your lifetime. Each Purchase Payment after the Certificate Date must be at least the amount shown on the Certificate Schedule. Provided the Certificate Value under a Certificate does not go to zero, a Certificate will stay in force until the Income Date even if You make no payments after the initial one. We reserve the right to reject any subsequent Purchase Payment.

Allocation of Purchase Payments

Your initial Purchase Payment is allocated to the Sub-accounts of the Variable Account, and to the Fixed Account if available, in accordance with the selections made by You at the Certificate Date. Unless otherwise changed by You, subsequent Purchase Payments are allocated in the same manner as the initial Purchase Payment. Allocation of Purchase Payments is subject to the terms and conditions imposed by Us. We reserve the right to allocate initial Purchase Payments to the Money Market Sub-account until the expiration of the Right to Examine Certificate period set forth on the first page of the Certificate.

The Contract

The Group Contract, including the application, if any, and any attached rider or endorsement constitute the entire contract between the Group Contract Owner and Us. All statements made by the Group Contract Owner, any Certificate Owner or any Annuitant will be deemed representations and not warranties. No such statement will be used in any contest unless it is contained in the application signed by the Group Contract Owner or in a written instrument signed by the Certificate Owner, a copy of which has been furnished to the Certificate Owner, the Beneficiary or to the Group Contract Owner.

Only Our President or Secretary may agree to change any of the terms of the Group Contract. Any changes must be in writing. Any change to the terms of a Certificate must be in writing and with Your consent, unless provided otherwise by the Group Contract and the Certificate.

To assure that the Group Contract and the Certificate will maintain their status as a variable annuity under the Internal Revenue Code, We reserve the right to change the Group Contract and any Certificate issued thereunder to comply with future changes in the Internal Revenue Code, any regulations or rulings issued thereunder, and any requirements otherwise imposed by the Internal Revenue Service. The Group Contract Owner and the affected Certificate Owner will be sent a copy of any such amendment.

We reserve the right, subject to the approval of the New York Superintendent of Insurance and compliance with U.S. laws as currently applicable or subsequently changed, to: (a) operate the Variable Account in any form permitted under the Investment Company Act of 1940, as amended, (the "1940 Act"), or in any other form permitted by law; (b) take any action necessary to comply with or obtain and continue any exemptions from the 1940 Act, or to comply with any other applicable law; (c) transfer any assets in any Sub-account to another Sub-account, or to one or more separate investment accounts, or the General Account; or to add, combine or remove Sub-accounts in the Variable Account; and (d) change the way We assess charges, so long as We do not increase the aggregate amount beyond that currently charged to the Variable Account and the Eligible Funds in connection with this Certificate. If the shares of any of the Eligible Funds should become unavailable for investment by the Variable Account or if in Our judgment further investment in such Portfolio shares should become inappropriate in view of the purpose of the Certificate, We may add or substitute shares of another mutual fund for the Portfolio shares already purchased under the Certificate. No substitution of Portfolio shares in any Sub-account may take place without prior approval of the Securities and Exchange Commission and notice to the affected Certificate Owners, to the extent required by the 1940 Act.

Certificate Owner

You are the Certificate Owner of this Certificate. You have all rights and may receive all benefits under a Certificate. A Certificate Owner is the person designated as such on the Certificate Date, unless changed. You may exercise all rights of this Certificate while it is In Force, subject to the rights of (a) any assignee under an assignment filed with Us, and (b) any irrevocably named Beneficiary.

Joint Certificate Owner

A Certificate can be owned by Joint Certificate Owners. Upon the death of any Certificate Owner or Joint Certificate Owner, the surviving owner(s) will be the primary Beneficiary(ies). Any other beneficiary designation will be treated as a Contingent Beneficiary unless otherwise indicated in a Written Request filed with Us.

Annuitant

The Annuitant is the person on whose life Annuity Payments are based. The Annuitant is the person designated by You at the Certificate Date, unless changed prior to the Income Date. Any change of Annuitant is subject to Our underwriting rules then in effect. The Annuitant may not be changed in a Certificate which is owned by a non-natural person. You may name a Contingent Annuitant. The Contingent Annuitant becomes the Annuitant if the Annuitant dies while this Certificate is In Force. If the Annuitant dies and no Contingent Annuitant has been named, We will allow You sixty days to designate someone other than Yourself as Annuitant. You will be the Contingent Annuitant unless You name someone else. If the Certificate is owned by a non-natural person, the death of the Annuitant will be treated as the death of the Certificate Owner and a new Annuitant may not be designated.

Beneficiary

The Beneficiary is the person who controls the Certificate if any Certificate Owner dies prior to the Income Date. If the Certificate is owned by Joint
Certificate Owners, upon the death of any Certificate Owner or Joint Certificate Owner, the surviving owner(s) will become the primary Beneficiary. Any other beneficiary designation will be treated as a Contingent Beneficiary unless otherwise indicated in a Written Request filed with Us. If You name more than one Person as Primary Beneficiary or as Contingent Beneficiary, and do not state otherwise on an application or in a Written Request to Us, any non-survivors will not receive a benefit. The survivors will receive equal shares. Subject to the rights of any irrevocable Beneficiary(ies), You may change primary or contingent Beneficiary(ies). A change must be made by Written Request and will be effective as of the date the Written Request is signed. We will not be liable for any payment We make or action We take before We receive the Written Request.

Group Contract Owner

The Group Contract Owner has title to the Group Contract. The Group Contract and any amount accumulated under any Certificate are not subject to the claims of the Group Contract Owner or any of its creditors. The Group Contract Owner may transfer ownership of this Group Contract. Any transfer of ownership terminates the interest of any existing Group Contract Owner. It does not change the rights of any Certificate Owner. Nothing in the Group Contract shall invalidate or impair any right granted to the Certificate Owner by the Certificate or New York law.

Change of Certificate Owner, Beneficiary or Contingent Annuitant

While this Certificate is In Force, You may by Written Request change the primary Certificate Owner, Joint Certificate Owner, primary Beneficiary, Contingent Beneficiary, Contingent Annuitant, or in certain instances, the Annuitant. An irrevocably named Person may be changed only with the written consent of such Person. The change will be effective, following Our receipt of the Written Request, as of the date the Written Request is signed. The change will not affect any payments We make or actions We take prior to the time We receive the Written Request.

Assignment of the Certificate

You may assign this Certificate at any time while it is In Force. The assignment must be in writing and a copy must be filed at Our Office. Your rights and those of any revocably named Person will be subject to the assignment. An assignment will not affect any payments We make or actions We take before We receive the assignment. We are not responsible for the validity of any assignment.

Misstatement of Age or Sex

If the age or sex of the Annuitant or any payee has been misstated, We will compute the amount payable based on the correct age and sex. If Annuity Payments have begun, any underpayment(s) that have been made plus interest thereon at a rate of 5% per year will be paid in full with the next Annuity Payment. Any overpayment plus interest thereon at a rate of 5% per year, unless repaid to Us in one sum, will be deducted from future Annuity Payments otherwise due until We are repaid in full.

Non-Participating

This Certificate does not participate in Our divisible surplus.

Evidence of Death, Age, Sex or Survival

If a Certificate provision relates to the death of a natural Person, We will require proof of death before We will act under that provision. Proof of death shall be: (a) a certified death certificate; or (b) a certified decree of a court of competent jurisdiction as to the finding of death; or (c) a written statement by a medical doctor who attended the deceased; or (d) any other document constituting due proof of death under applicable state law. If Our action under a Certificate provision is based on the age, sex, or survival of any Person, We may require evidence of the particular fact before We act under that provision.

Protection of Proceeds

No Beneficiary or payee may commute or assign any payments under a Certificate before they are due. To the extent permitted by law, no payments shall be subject to the debts of any Beneficiary or payee or to any judicial process for payment of those debts.

Reports

We will send Certificate Owners a report that shows the Certificate Value, the Certificate Withdrawal Value and the Death Benefit at least once each Certificate Year. We will send any other reports that may be required by law.

Taxes

Any taxes paid to any governmental entity relating to a Certificate will be deducted from the Purchase Payments or Certificate Value. We may, in Our sole discretion, delay the deduction until a later date. By not deducting tax payments at the time of Our payment, We do not waive any right We may have to deduct amounts at a later date. We will, in Our sole discretion, determine when taxes relate to a Certificate or to the operation of the Variable Account. We reserve the right to establish a provision for federal income taxes if We determine, in Our sole discretion, that We will incur a tax as a result of the operation of the Variable Account. Such a provision will be reflected in the Accumulation and Annuity Unit Values. We will deduct for any income taxes incurred by Us as a result of the operation of the Variable Account whether or not there was a provision for taxes and whether or not it was sufficient. We will deduct from any payment under this Certificate any withholding taxes required by applicable law.

Regulatory Requirements

All values payable under a Certificate will not be less than the minimum benefits required by the laws and regulations of the state in which the Certificate is delivered.

Suspension or Deferral of Payments

We reserve the right to suspend or postpone payments for a withdrawal, transfer or surrender for any period when:

     (1) the New York Stock Exchange is closed (other than customary weekend and holiday closings); or

     (2)    trading on the New York Stock Exchange is restricted;  or

     (3) an emergency exists as a result of which valuation or disposal of the assets and securities of the Variable Account is not reasonably practicable; or

     (4) the Securities and Exchange Commission, by order or pronouncement, so permits for the protection of Certificate Owners;


provided that applicable rules and regulations of the Securities and Exchange Commission govern as to whether the conditions described in (2) and (3) above exist.

We reserve the right to delay payment of amounts allocated to the Fixed Account for up to six months.

                         Variable Account Provisions

The Variable Account

The Variable Account(s) is designated on the Certificate Schedule and consists of assets set aside by Us, which are kept separate from Our general assets and all other variable account assets We maintain. We own the assets of the Variable Account. Variable Account assets equal to reserves and other contract liabilities will not be chargeable with liabilities arising out of any other business We may conduct. Income and realized and unrealized gains or losses from assets in the Variable Account are credited to or charged against the account without regard to other income, gains or losses in Our other investment accounts.

The Variable Account assets are divided into Sub-accounts. The Sub-accounts which are available under the Certificate are shown on the Certificate Schedule. The assets of the Sub-accounts of the unit investment trust variable separate account are allocated to the Eligible Fund(s) and the Portfolio(s), if applicable, within an Eligible Fund shown on the Certificate Schedule. The assets of the Sub-accounts of the investment company variable separate account, if applicable, are invested in portfolios of securities designed to meet the objectives of the Sub-Account shown on the Certificate Schedule. We may, from time to time, add additional Sub-accounts, Eligible Funds or Portfolios to those shown on the Certificate Schedule. You may be permitted to transfer Certificate Values or allocate Purchase Payments to the additional Sub-Accounts, Eligible Funds or Portfolios. However, the right to make such transfers or allocations will be limited by the terms and conditions imposed by Us.

We also have the right to eliminate Sub-accounts from the Variable Account, to combine two or more Sub-accounts or to substitute a new Portfolio for the Portfolio in which a Sub-account invests. A substitution may become necessary if, in Our discretion, a Portfolio or Sub-account no longer suits the purposes of the Group Contract. This may happen: due to a change in laws or regulations or a change in a Portfolio's investment objectives or restrictions; because the Portfolio or Sub-account is no longer available for investment; or for some other reason. We will obtain any prior approvals that may be required from the insurance department of Our state of domicile, the New York Superintendent of Insurance and from the SEC or any other governmental entity before making such a substitution.

When permitted by law, We reserve the right to:

     (1)    Deregister a Variable Account under the 1940 Act;
     (2) Operate a Variable Account as a management company under the 1940 Act, if it is operating as a unit investment trust;
     (3) Operate a Variable Account as a unit investment trust under the 1940 Act, if it is operating as a management company;
     (4)    Restrict or eliminate any voting rights as to the account;
     (5)    Combine the Variable Account with any other variable account.

Valuation of Assets

The assets of the Variable Account are valued at their fair market value in accordance with Our procedures.

Accumulation Units

Your Variable Account value will fluctuate in accordance with the investment results of the Sub-accounts to which You have allocated Your Purchase Payments or Certificate Value. In order to determine how these fluctuations affect Your Certificate Value, We use an Accumulation Unit value. Accumulation Units are used to account for all amounts allocated to or withdrawn from the Sub-accounts of the Variable Account as a result of Purchase Payments, partial withdrawals, transfers, or charges deducted from the Certificate Value. We determine the number of Accumulation Units of a Sub-account purchased or canceled by dividing the amount allocated to, or withdrawn from, the Sub-account by the dollar value of one Accumulation Unit of the Sub-account as of the end of the Valuation Period during which We receive the request for the transaction.

Accumulation Unit Value

The Accumulation Unit Value for each Sub-account was initially set at $10. Subsequent Accumulation Unit Values for each Sub-account are determined by multiplying the Accumulation Unit Value for the immediately preceding Valuation Period by a net investment factor for the Sub-account for the current period. This factor may be greater or less than 1.0; therefore, the Accumulation Unit Value may increase or decrease from Valuation Period to Valuation Period.

We calculate the net investment factor for each Sub-account investing in shares of mutual funds by dividing (a) by (b) and then subtracting (c) where:

     (a) is equal to:
          (i) the net asset value per share of the Portfolio in which the Sub-account invests at the end of the Valuation Period; plus
          (ii) any dividend per share declared for the Portfolio that has an ex-dividend date within the current Valuation Period.

     (b) is the net asset value per share of the Portfolio at the end of the preceding Valuation Period.

     (c) is equal to:
          (i) the sum of each Valuation Period equivalent of the annual rate for the Mortality and Expense Risk Charge, for the Administrative Charge, and for the Distribution Charge, if
                any, which are shown on the Certificate Schedule; plus
          (ii)  a charge factor, if any, for any tax provision established by Us a result of the operation of the Sub-account.

We calculate the net investment factor for each Sub-account investing directly in securities with the same formula, except:

     (a)   is equal to:
          (i) the value of the assets in the Sub-account at the end of the preceding Valuation Period; plus
          (ii) any investment income and capital gains, realized or unrealized, credited to the assets during the current Valuation Period; less
          (iii) any capital losses, realized or unrealized, charged against the assets during the current Valuation Period; less
          (iv) all operating and investment expenses relating to the assets that are incurred during the current Valuation Period.

     (b) is the value of the assets in the Sub-account at the end of the preceding Valuation Period.

Mortality and Expense Risk Charge

Each Valuation Period We deduct a Mortality and Expense Risk Charge from each Sub-account of the Variable Account which is equal, on an annual basis, to the amount shown on the Certificate Schedule. The Mortality and Expense Risk Charge compensates Us for assuming the mortality and expense risks with respect to the Certificates We issue. We guarantee the dollar amount of each Annuity Payment after the first Annuity Payment will not be affected by variations in mortality or expense experience.

Administrative Charge

Each Valuation Period We deduct an Administrative Charge from the Variable Account which is equal, on an annual basis, to the amount shown on the Certificate Schedule. The Administrative Charge compensates Us for the costs associated with administration of the Variable Account and the Certificates We issue.

Distribution Charge

Each Valuation Period We deduct a Distribution Charge from the Variable Account which is equal, on an annual basis, to the amount shown on the Certificate Schedule. The Distribution Charge compensates Us for the costs associated with the distribution of the Certificates We issue.

Certificate Maintenance Charge

We deduct a Certificate Maintenance Charge from the Certificate Value by canceling Accumulation Units from each applicable Sub-account to reimburse Us for expenses relating to the maintenance of the Certificate. We will deduct the Certificate Maintenance Charge from the Sub-accounts of the Variable Account in the same proportion that the amount of Certificate Value in each Sub-account bears to the Certificate Value. The Certificate
Maintenance  Charge  is shown on the Certificate Schedule.   The  Certificate
Maintenance Charge will be deducted from the Certificate Value on each Certificate Anniversary during the Accumulation Period.

If a total surrender is made on a date other than a Certificate Anniversary, the Certificate Maintenance Charge will be deducted at the time of surrender.


                                  Transfers

Subject to any limitation We impose on the number of transfers permitted in a Certificate Year, You may transfer all or part of Your Certificate Value among the Sub-accounts and the Fixed Account, if any, by Written Request or by telephone without the imposition of any fees or charges. Transfers among the Sub-accounts and the Fixed Account are permitted only during the Accumulation Period. The number of permitted transfers, and the charge for transfers in excess of that number, are shown on the Certificate Schedule. All transfers are subject to the following:

    (1) If more than the number of free transfers, shown on the Certificate Schedule, are made in a Certificate Year, We will deduct a transfer charge, shown on the Certificate Schedule, for each subsequent transfer. The transfer fee will be deducted from the Sub-account from which the transfer is made. However, if You transfer Your entire interest in a Sub-account, the transfer fee will be deducted from the amount transferred. If You make a transfer from more than one Sub-account, any transfer fee will be allocated pro-rata among such Sub-accounts in proportion to the amount transferred from each. The deduction of any fees We impose on such transfers will not exceed the maximum listed on page 3.

    (2) During the Annuity Period, transfers of values between Sub-accounts will be made by converting the number of Annuity Units being transferred to the number of Annuity Units in the Sub-account to which a transfer is made, so that the next Annuity Payment, if it were made at that time, would be the same amount that it would have been without the transfer. Thereafter, Annuity Payments will reflect changes in the value of the new Annuity Units.

    (3) The minimum amount which can be transferred is shown on the Certificate Schedule. The minimum amount which must remain in a Sub-account after a transfer is shown on the Certificate Schedule.

    (4)    If  100%  of the value of any Sub-account is transferred  and  the current allocation for Purchase Payments includes that Sub-account, the allocation for future Purchase Payments will change to reflect Your allocation of Certificate Value following the transfer.

    (5) We reserve the right, at any time and without prior notice to any party, to terminate, suspend or modify the transfer privileges described above.

We will not be liable for transfers made in accordance with Your instructions. All amounts and Accumulation Units will be determined as of the end of the Valuation Period in which We receive the request for transfer.

                   Partial Withdrawals and Total Surrender

Partial Withdrawals

During the Accumulation Period while the Certificate is In Force, You may, upon Written Request, make a partial withdrawal, subject to the provisions and limitations shown on the Certificate Schedule. For purposes of determining whether a surrender charge is applicable to Your partial withdrawal:

   (1) Your partial withdrawal will first be taken from the portion of Your Certificate Value which is in excess of Your Purchase Payments, and then from Your Purchase Payments; and

   (2) We will allocate partial withdrawals to Purchase Payments in the order in which the Purchase Payments were made, starting with the first.

A withdrawal will result in the cancellation of Accumulation Units from each applicable Sub-account in the ratio that Your interest in the Sub-account bears to Your Certificate Value in all the Sub-accounts. You must specify by Written Request in advance if You want Accumulation Units to be canceled in a manner other than the method described above. If there is no value or insufficient value in the Variable Account, then the amount withdrawn, or the insufficient portion, will be deducted from the Fixed Account. If You have multiple Guarantee Periods, We will deduct such amount from each Guarantee Period's values in the ratio that each Period's values bears to the total Fixed Account Value. You must specify by Written Request in advance if You want multiple Guarantee Periods to be reduced in a manner other than the method described above. [Any amount deducted from the Fixed Account Value may be subject to a market value adjustment, if applicable.]

Each partial withdrawal must be for an amount not less than the amount shown on the Certificate Schedule. The Certificate Value which must remain in a Certificate is shown on the Certificate Schedule. The Certificate Schedule also shows any charge.

Total Surrender

During the Accumulation Period while the Certificate is In Force, You may, upon Written Request, make a total surrender of the Certificate Withdrawal Value. The Certificate Withdrawal Value is:

   (1) the Certificate Value as of the end of the Valuation Period during which We receive a Written Request for a withdrawal or surrender; less

   (2)   any applicable taxes not previously deducted; less

   (3)   any Surrender Charge; less

   (4)   any Certificate Maintenance Charge.

[The Fixed Account Value, which is a component of the Certificate Value, may be subject to a market value adjustment, if applicable.]

We will pay the amount of any withdrawal or surrender within seven days unless the Suspension or Deferral of Payments Provision is in effect.

                              Death Provisions

Death of Certificate Owner

These provisions apply if, during the Accumulation Period while the Certificate is In Force, the Certificate Owner or any Joint Certificate Owner dies (whether or not the decedent is also the Annuitant) or the Annuitant dies under a Certificate owned by a non-natural Person. The "designated beneficiary" will control the Certificate after such a death. This "designated beneficiary" will be the first Person among the following who is alive on the date of death: Certificate Owner; Joint Certificate Owner; primary Beneficiary; Contingent Beneficiary; and Certificate Owner's estate. If the Certificate Owner and Joint Certificate Owner are both alive, they shall be the "designated beneficiary" together.

If the decedent's surviving spouse (if any) is the sole "designated beneficiary", the surviving spouse will automatically become the new sole Certificate Owner as of the date of the death. And, if the Annuitant is the decedent, the new Annuitant will be any living Contingent Annuitant, otherwise the surviving spouse. The Certificate may stay in force until another death occurs (i.e., until the death of the Certificate Owner or Joint Certificate Owner). Except for this paragraph, all of "Death Provisions" will apply to that subsequent death.

In all other cases, the Certificate may stay in force up to five years from the date of death. During this period, the "designated beneficiary" may exercise all ownership rights, including the right to make transfers or partial withdrawals or the right to surrender the Certificate for its
Certificate Withdrawal Value. If this Certificate is still in force at the end of the five-year period, We will automatically end it then by paying to the "designated beneficiary" the Certificate Withdrawal Value without the deduction of any applicable surrender charges. If the "designated beneficiary" is not alive then, We will pay any Person(s) named by the "designated beneficiary" in a Written Request; otherwise the "designated beneficiary's" estate.

Death of Annuitant

These provisions apply if during the Accumulation Period while the Certificate is In Force, (a) the Annuitant dies, (b) the Annuitant is not an Owner, and (c) the Owner is a natural person. The Certificate will continue In Force after the Annuitant's death. The new Annuitant will be any living Contingent Annuitant, otherwise the Certificate Owner.

Payment of Benefits

Instead of receiving a lump sum, You or any "designated beneficiary" may by Written Request direct that We pay any benefit of $2,000 or more under an Annuity Option that meets the following: (a) the first payment to the "designated beneficiary" must be made no later than one year after the date of death; (b) payments must be made over the life of the "designated beneficiary" or over a period not extending beyond that person's life expectancy; and (c) any Annuity Option that provides for payments to continue after the death of the "designated beneficiary" will not allow the successor payee to extend the period of time over which the remaining payments are to be made.

                             Annuity Provisions

General

If  the  Certificate is In Force on the Income Date, the Adjusted Certificate
Value  will  be  applied under the Annuity Option selected by  You.   Annuity
Payments may be made on a fixed or variable basis or both.

Income Date

The Income Date may be selected by You. It is shown on the Certificate Schedule. The Income Date can be any time after the Certificate Date for variable payments and any time after the first Certificate Anniversary for fixed payments. The Income Date may not be later than the earlier of when the Annuitant reaches attained age 90 or that required under state law. If no Income Date is selected, it will be the earlier of when the Annuitant reaches attained age 90 or the maximum date permitted under state law, if any.

Prior to the Income Date, You may change the Income Date by Written Request. Any change must be requested at least 30 days prior to the new Income Date.

Selection of an Annuity Option

An Annuity Option may be selected by You. If no Annuity Option is selected, Option B will automatically be applied. Prior to the Income Date, You may change the Annuity Option selected by Written Request. Any change must be requested at least 30 days prior to the Income Date.

Frequency and Amount of Annuity Payments

Annuity Payments are paid in monthly installments unless quarterly, semi-annual or annual payments are chosen. The Adjusted Certificate Value is applied to the Annuity Table for the Annuity Option selected. If the Adjusted Certificate Value to be applied under an Annuity Option is less than $2,000, We reserve the right to make a lump sum payment in lieu of Annuity Payments. If the Annuity Payment would be or becomes less than $100, We will reduce the frequency of payments to a longer interval which will result in each payment being at least $100.

Annuity Options

The following Annuity Options or any other Annuity Option acceptable to Us may be selected:

OPTION A. ANNUITY FOR A FIXED NUMBER OF YEARS: Annuity Payments for a chosen number of years, not less than 5. If the payee dies during the payment period and the Beneficiary does not desire payments to continue for the remainder of the period, he/she may elect to have the present value of the remaining payments commuted and paid in a lump sum. During the payment period of a Variable Annuity, the payee may elect by Written Request to receive the following amount: (a) the present value of the remaining payments commuted using a 3% interest rate for fixed payments and a 5% interest rate for variable payments; less (b) any surrender charge that may be due by treating the value defined in (a) as a surrender. Instead of receiving a lump sum, the payee may elect another Annuity Option. The amount applied to that Option would not be reduced by the charge defined in (b).

    OPTION B. LIFE ANNUITY WITH PERIOD CERTAIN OF 10 YEARS: Annuity Payments during the lifetime of the payee and in any event for 10 years certain. If the payee dies during the guaranteed payment period and the Beneficiary does not desire payments to continue for the remainder of the guaranteed period, he/she may elect to have the present value of the guaranteed payments remaining commuted using a 3% interest rate for fixed payments and a 5% interest rate for variable payments and paid in a lump sum.

    OPTION C. JOINT AND SURVIVOR ANNUITY: Annuity Payments payable during the joint lifetime of the payee and a designated second natural person and then during the lifetime of the survivor.

Unless the Annuity Option provides for commutation by the payee, a payee may not withdraw or otherwise end an Annuity Option after it begins. Payments will end upon the payee's death unless the Annuity Option provides for payments continuing to a successor payee. No successor payee may extend the period of time over which the remaining payments are to be made.

Annuity

If You select a Fixed Annuity, the Adjusted Certificate Value is allocated to the General Account and the Annuity is paid as a Fixed Annuity. If You select a Variable Annuity, the Adjusted Certificate Value will be allocated to the Sub-accounts of the Separate Account in accordance with the selection You make, and the Annuity will be paid as a Variable Annuity. You can also select a combination of a Fixed and Variable Annuity and the Adjusted Certificate Value will be allocated accordingly. If You don't select between a Fixed Annuity and a Variable Annuity, any Adjusted Certificate Value in the Variable Account will be applied to a Variable Annuity and any Adjusted Certificate Value in the Fixed Account will be applied to a Fixed Annuity.

The Adjusted Certificate Value will be applied to the applicable Annuity Table contained in the Certificate based upon the Annuity Option You select. If, as of the Income Date, the current Annuity Option rates or the rates for a single premium consideration for any immediate annuity applicable to the class of Certificates issued under the Group Contract provide an initial Annuity Payment greater than the initial Annuity Payment guaranteed under the applicable Annuity Table in the Certificate, the greater payment will be made.

Fixed Annuity

The minimum dollar amount of each Fixed Annuity Payment for each $1,000 of Adjusted Certificate Value is shown in the Annuity Tables. After the initial Fixed Annuity payment, the payments will not change regardless of investment, mortality or expense experience.

Variable Annuity

Variable Annuity Payments reflect the investment performance of the Variable Account in accordance with the allocation of the Adjusted Certificate Value to the Sub-accounts during the Annuity Period. Variable Annuity payments are not guaranteed as to dollar amount.

The dollar amount of the first Variable Annuity payment for each $1,000 of Adjusted Certificate Value is shown in the Annuity Tables. The dollar amount of Variable Annuity payments for each applicable Sub-account after the first Variable Annuity Payment is determined as follows:

     (1) the dollar amount of the first Variable Annuity payment is divided by the value of an Annuity Unit for each applicable Sub-account as of the Income Date. This sets the number of Annuity Units for each monthly payment for the applicable Sub-account. The number of Annuity Units for each applicable Sub-account remains fixed during the Annuity Period;

     (2) the fixed number of Annuity Units per payment in each Sub-account is multiplied by the Annuity Unit Value for that Sub-account for the Valuation Period for which the payment is due. This result is the dollar amount of the payment for each applicable Sub-account.

The total dollar amount of each Variable Annuity payment is the sum of all Sub-account Variable Annuity payments.

Annuity Unit

The value of any Annuity Unit for each Sub-Account of the Separate Account was initially set at $10.

The Sub-account Annuity Unit Value at the end of any subsequent Valuation Period is determined as follows:

     (1) the net investment factor calculated as set forth on pages 11-12 (but without the Distribution Charge, if any) for the current Valuation Period is multiplied by the value of the Annuity Unit for the Sub-account for the immediately preceding Valuation Period.

     (2) the result in (1) is then divided by the Assumed Investment Rate Factor which equals 1.00 plus the Valuation Period equivalent of the Assumed Investment Rate for the number of days in the current Valuation Period. The Assumed Investment Rate is equal to 5% per year.

The value of an Annuity Unit may increase or decrease from Valuation Period to Valuation Period.


Using the Tables

Tables 2, 3, 5, and 6 are age-dependent. The amount of the first annuity payment will be based on an age a specified number of years younger than the person's then-attained age (i.e., age last birthday). This age setback is as follows:

                 Date of First Payment     Age Setback

                    1996-1999                1 year
                    2000-2009                2 years
                    2010-2019                4 years
                    2020-2029                5 years
                    2030 or later            6 years


We will calculate the amount for a payment frequency other than monthly and for any ages not shown in Tables 2, 3, 5, and 6 in accordance with the next section. Upon request, We will tell You any such amount.

Basis of Calculation

Tables 1 and 4 are based on interest at 5% and 3%, respectively. Tables 2, 3, 5, and 6 are based on the 1983 Individual Annuity Valuation Tables (sex distinct) with interest at 5% (Tables 2 and 3) and 3% (Tables 5 and 6), projected dynamically with Projection Scale G.

TABLE 1: FIRST MONTHLY PAYMENT PAYABLE UNDER VARIABLE OPTION 1 FOR EACH $1,000 APPLIED

Years    Payment    Years    Payment    Years    Payment    Years    Payment

5        $18.74      12       $9.16      19       $6.71       25     $5.76
6         15.99      13        8.64      20        6.51       26      5.65
7         14.02      14        8.20      21        6.33       27      5.54
8         12.56      15        7.82      22        6.17       28      5.45
9         11.42      16        7.49      23        6.02       29      5.36
10        10.51      17        7.20      24        5.88       30      5.28
11         9.77      18        6.94


   TABLE 2: FIRST MONTHLY PAYMENT PAYABLE UNDER VARIABLE OPTION B FOR EACH
                               $1,000 APPLIED

Age  Male  Female  Age  Male  Female  Age  Male  Female  Age  Male  Female

30  $4.45   $4.34  47  $5.05  $4.78   64   $6.54  $5.98  80  $9.14  $8.67
31   4.47    4.35  48   5.11   4.82   65    6.68   6.10  81   9.29   8.86
32   4.50    4.37  49   5.17   4.87   66    6.82   6.22  82   9.44   9.05
33   4.52    4.39  50   5.23   4.92   67    6.97   6.35  83   9.57   9.23
34   4.55    4.41  51   5.29   4.97   68    7.12   6.49  84   9.69   9.40
35   4.57    4.43  52   5.36   5.02   69    7.28   6.63  85   9.81   9.55
36   4.60    4.45  53   5.43   5.08   70    7.44   6.79  86   9.91   9.69
37   4.63    4.47  54   5.50   5.13   71    7.61   6.95  87  10.01   9.82
38   4.67    4.49  55   5.58   5.20   72    7.78   7.12  88  10.10   9.94
39   4.70    4.52  56   5.67   5.27   73    7.95   7.30  89  10.17  10.04
40   4.74    4.55  57   5.76   5.34   74    8.12   7.48  90  10.24  10.13
41   4.78    4.57  58   5.85   5.41   75    8.30   7.67  91  10.30  10.21
42   4.82    4.60  59   5.95   5.49   76    8.47   7.87  92  10.35  10.27
43   4.86    4.64  60   6.06   5.58   77    8.65   8.07  93  10.39  10.33
44   4.91    4.67  61   6.17   5.67   78    8.82   8.27  94  10.43  10.37
45   4.95    4.70  62   6.29   5.77   79    8.98   8.47  96  10.45  10.41
46   5.00    4.74  63   6.41   5.87


TABLE 3: FIRST MONTHLY PAYMENT PAYABLE UNDER VARIABLE OPTION 3 FOR EACH $1,000 APPLIED

                             COMBINATION OF AGES

                                 FEMALE AGE

       30   35   40   45   50   55   60   65   70   75   80   85    90   95

 30$4.24$4.28$4.31$4.34$4.36$4.38$4.40$4.42$4.43$4.44$4.45 $4.45 $4.45 $4.46
 35 4.26 4.30 4.35 4.39 4.43 4.47 4.50 4.52 4.54 4.56 4.57  4.57  4.58  4.58
 40 4.28 4.33 4.39 4.45 4.51 4.56 4.61 4.65 4.68 4.71 4.73  4.74  4.75  4.75
M45 4.29 4.35 4.42 4.50 4.58 4.66 4.74 4.80 4.86 4.90 4.93  4.96  4.97  4.98
A50 4.30 4.37 4.46 4.55 4.66 4.77 4.88 4.98 5.07 5.14 5.20  5.23  5.25  5.27
L55 4.31 4.39 4.48 4.59 4.73 4.87 5.03 5.18 5.32 5.44 5.53  5.59  5.63  5.65
E60 4.32 4.40 4.50 4.63 4.78 4.97 5.18 5.40 5.61 5.80 5.96  6.07  6.13  6.17
 65 4.33 4.41 4.52 4.65 4.83 5.05 5.31 5.61 5.92 6.23 6.50  6.70  6.83  6.90
A70 4.33 4.42 4.53 4.68 4.87 5.11 5.42 5.80 6.23 6.70 7.14  7.50  7.75  7.90
G75 4.34 4.42 4.54 4.69 4.89 5.16 5.50 5.95 6.50 7.15 7.83  8.45  8.92  9.23
E80 4.34 4.43 4.54 4.70 4.91 5.19 5.56 6.06 6.71 7.55 8.52  9.50 10.34 10.93
 85 4.34 4.43 4.55 4.71 4.92 5.21 5.60 6.13 6.86 7.85 9.10 10.52 11.87 12.93
 90 4.34 4.43 4.55 4.71 4.93 5.22 5.62 6.18 6.96 8.06 9.55 11.39 13.34 15.05
 95 4.34 4.43 4.55 4.71 4.93 5.23 5.64 6.21 7.02 8.20 9.86 12.09 14.69 17.20


TABLE 4: MINIMUM MONTHLY PAYMENT PAYABLE UNDER FIXED OPTION A FOR EACH $1,000 APPLIED

Years   Payment   Years   Payment   Years   Payment   Years   Payment

5       $17.91     12     $8.24      19     $5.73      25     $4.71
6        15.14     13      7.71      20      5.51      26      4.59
7        13.16     14      7.26      21      5.32      27      4.47
8        11.68     15      6.87      22      5.15      28      4.37
9        10.53     16      6.53      23      4.99      29      4.27
10        9.61     17      6.23      24      4.84      30      4.18
11        8.86     18      5.96

TABLE 5: MINIMUM MONTHLY PAYMENT PAYABLE UNDER FIXED OPTION B FOR EACH $1,000 APPLIED

Age   Male  Female  Age  Male  Female  Age  Male  Female  Age  Male  Female

30    $3.12 $2.99   47   $3.82 $3.53   64   $5.40 $4.83   80   $8.15 $7.66
31     3.15  3.01   48    3.88  3.58    65   5.55  4.96   81    8.32  7.86
32     3.18  3.03   49    3.94  3.63    66   5.69  5.08   82    8.47  8.06
33     3.21  3.06   50    4.01  3.68    67   5.85  5.22   83    8.61  8.25
34     3.24  3.08   51    4.08  3.74    68   6.01  5.37   84    8.75  8.43
35     3.27  3.11   52    4.15  3.80    69   6.18  5.52   85    8.87  8.60
36     3.31  3.13   53    4.23  3.86    70   6.35  5.68   86    8.98  8.75
37     3.34  3.16   54    4.31  3.93    71   6.52  5.85   87    9.08  8.88
38     3.38  3.19   55    4.39  4.00    72   6.70  6.03   88    9.18  9.01
39     3.42  3.22   56    4.48  4.07    73   6.89  6.21   89    9.26  9.12
40     3.46  3.25   57    4.58  4.15    74   7.07  6.41   90    9.33  9.21
41     3.51  3.29   58    4.68  4.23    75   7.26  6.61   91    9.40  9.30
42     3.55  3.32   59    4.78  4.32    76   7.44  6.81   92    9.45  9.37
43     3.60  3.36   60    4.89  4.41    77   7.63  7.02   93    9.49  9.43
44     3.65  3.40   61    5.01  4.50    78   7.81  7.23   94    9.53  9.47
45     3.71  3.44   62    5.14  4.61    79   7.98  7.45   95    9.55  9.51
46     3.76  3.49   63    5.27  4.72



TABLE 6: MINIMUM MONTHLY PAYMENT PAYABLE UNDER FIXED OPTION C FOR EACH $1,000 APPLIED

                             COMBINATION OF AGES

                                 FEMALE AGE

      30   35   40   45   50   55   60   65   70   75   80     85    90   95

 30$2.88$2.93$2.97$3.01$3.04$3.07$3.08$3.10$3.12$3.12$3.12 $3.12 $3.13$ 3.13
 35 2.91 2.97 3.03 3.09 3.14 3.18 3.21 3.23 3.25 3.26 3.27  3.27  3.28  3.28
 40 2.93 3.01 3.09 3.17 3.24 3.30 3.35 3.39 3.42 3.44 3.46  3.46  3.47  3.47
M45 2.95 3.04 3.14 3.24 3.34 3.43 3.51 3.58 3.63 3.66 3.69  3.71  3.72  3.72
A50 2.96 3.06 3.17 3.30 3.43 3.56 3.68 3.79 3.87 3.94 3.98  4.01  4.03  4.03
L55 2.97 3.07 3.20 3.34 3.50 3.68 3.85 4.02 4.16 4.27 4.34  4.39  4.42  4.44
E60 2.98 3.09 3.22 3.38 3.56 3.78 4.01 4.25 4.47 4.66 4.80  4.89  4.95  4.98
 65 2.98 3.09 3.23 3.40 3.61 3.86 4.15 4.48 4.81 5.12 5.37  5.55  5.66  5.72
A70 2.99 3.10 3.24 3.42 3.64 3.92 4.26 4.67 5.13 5.60 6.04  6.38  6.60  6.73
G75 2.99 3.10 3.25 3.43 3.66 3.96 4.34 4.81 5.39 6.06 6.75  7.35  7.79  8.07
E80 2.99 3.11 3.25 3.44 3.68 3.99 4.39 4.92 5.60 6.45 7.44  8.42  9.23  9.79
 85 2.99 3.11 3.26 3.44 3.69 4.00 4.42 4.98 5.73 6.74 8.01  9.44 10.77 11.81
 90 2.99 3.11 3.26 3.45 3.69 4.01 4.44 5.02 5.82 6.93 8.43 10.29 12.25 13.95
 95 2.99 3.11 3.26 3.45 3.70 4.02 4.45 5.04 5.87 7.05 8.73 10.97 13.58 16.11

                                Endorsements

                          To be inserted only by Us





































POLICY DESCRIPTION

This is a GROUP VARIABLE ANNUITY CERTIFICATE with limited purchase payment flexibility. This certificate is nonparticipating with no dividends.



                                                      EXHIBIT 6(a)

                            AMENDED AND RESTATED

                                   CHARTER

                                     of

                   KEYPORT BENEFIT LIFE INSURANCE COMPANY

                           A NEW YORK CORPORATION



                                  ARTICLE I

          The name of the Corporation shall be Keyport Benefit Life Insurance

Company.



                                 ARTICLE II

          The  principal  office of the Corporation shall be located  in  the

City of Purchase, County of Westchester and State of New York.



                                 ARTICLE III

          The  Corporation  is  formed  for the purpose  of  transacting  the following kinds of insurance business as defined in Paragraphs 1, 2 and 3  of subsection (a) of Section 1113 of the Insurance Law of the State of New York:



     1. "Life Insurance" means every insurance upon the lives of human beings, and every insurance appertaining thereto, including the granting of endowment benefits, additional benefits in the event of death by accident, additional benefits to safeguard the contract from lapse, accelerated payments of part or all of the death benefit or a special surrender value upon diagnosis (A) of terminal illness defined as life expectancy of twelve months or less, or (B) of a medical condition requiring extraordinary medical care or treatment regardless of life expectancy, or provide a special surrender value, upon total and permanent disability of the insured, and optional modes of settlement of proceeds. "Life Insurance" also includes additional benefits to safeguard the contract against lapse in the event of unemployment of the insured. Amounts paid the insurer for life insurance and proceeds applied under optional modes of settlement or under dividend options may be allocated by the insurer to one or more separate accounts pursuant to section four thousand two hundred forty of this chapter.

     2. "Annuities" meaning all agreements to make periodical payments for a period certain or where the making or continuance of all or some of a series of such payments, or the amount of any such payment, depends upon the continuance of human life, except payments made under the authority of paragraph one hereof. Amounts paid the insurer to provide annuities and proceeds applied under the optional modes of settlement or dividend options may be allocated by the insurer to one or more separate accounts pursuant to section four thousand two hundred forty of this chapter.

     3. "Accident and health insurance" means (i) insurance against death or personal injury by accident or by any specified kind or kinds of accident and insurance against sickness, ailment or bodily injury, including insurance providing disability benefits pursuant to article nine of the workers' compensation law, except as specified in item (ii) hereof; and (iii) non-cancellable disability insurance, meaning insurance against disability resulting from sickness, ailment or bodily injury (but excluding insurance solely against accidental injury) under any contract which does not give insurer the option to cancel or otherwise terminate the contract at or after one year from its effective date or renewal date.

                                 ARTICLE IV

          The amount of the capital shall be Two Million Dollars ($2,000,000)

to  consist of one thousand shares of Capital Stock of the par value  of  Two

Thousand Dollars ($2,000.00) each.



                                  ARTICLE V

          Section  1.  The corporate powers shall be exercised by a Board  of nine  directors, provided that the number of directors shall be increased  to thirteen within one year following the end of the calendar year in which  the admitted assets of the Corporation exceed one and one-half billion dollars.



          Section  2.   At  all  times, the majority of  Directors  shall  be

citizens  and residents of the United States and not less than three  thereof shall  be  residents of the State of New York, and none shall  be  less  than eighteen years of age.  Directors need not be Stockholders.



          Section 3.  A minimum of one-third of the Board of Directors  shall be  Outside Directors (as hereinafter defined), provided that if the size  of the  Board  of  Directors as set forth in this Charter is less than  thirteen directors,  then  four  members of the Board of Directors  shall  be  Outside

Directors.   For  purposes  of this Article V, the term  "Outside  Directors"

shall  mean  a  director who is not an officer or salaried  employee  of  the

Corporation or any entity controlled by, controlling or under common  control with  the  Corporation  and who is not a beneficial owner  of  a  controlling interest in the voting stock of the Corporation or any such entity.



                                 ARTICLE VI

          Section  1.   The  Directors shall be elected by  Stockholders,  as

prescribed  by  the  laws  of  the  State of  New  York  or  by  by-laws  not

inconsistent  with this charter or the laws of the State  of  New  York.   An

election of Directors shall be held annually on the first Thursday of  March,

if  not a legal holiday, and, if a legal holiday, then on the next succeeding business  day  not a legal holiday, at a place designated in  the  Notice  of

Meeting.   The  Stockholders by a majority vote of outstanding  shares  at  a meeting may remove any Directors with or without cause.  Any Director may  be removed  by  the Board of Directors for cause, at any time, or whenever  such action  is requested by the Superintendent of Insurance of the State  of  New

York.



          Section  2.  Whenever any vacancy or vacancies shall occur  in  the

Board of Directors by death, resignation, removal or otherwise, a majority of the remaining members of the Board, at a meeting called for that purpose,  or at any regular meeting, may elect a Director or Directors to fill the vacancy or  vacancies thus occasioned and each Director so elected shall serve  until his  or  her  successor is selected and is qualified. In  the  event  of  any vacancy or vacancies in the Board of Directors, the Corporation shall not for that  reason  be dissolved, but every Director shall continue to hold  office and  discharge his or her duties until his or her successor shall  have  been elected and qualified.



          Section 3.  Vacancies in any office may be filled for the remainder of  the term in which the same shall occur by a majority vote of the Board of

Directors.



                                 ARTICLE VII

          Section  1.   The  Board  of Directors, may appoint  from  its  own

membership an Executive Committee of not less than three members which  shall act  for  the  Board of Directors between the meetings of said Board,  during which  time  the  Executive Committee shall exercise all of  the  powers  and duties  of the Board of Directors except that it shall not have the power  or authority  to  alter  or  amend the By-Laws, or  to  remove,  or  change  the compensation of, any officer or director.  The Executive Committee shall meet at  stated times or on notice to all by any of its own members.  It shall fix its  own rules of procedure.  A majority of the members, but in no event less than three members, shall constitute a quorum.  The Executive Committee shall keep  regular minutes of its proceedings and report the same to the Board  of

Directors at its next regular meeting.



          Section  2.   In  the  event  a vacancy  occurs  on  the  Executive

Committee  in  the  interim between meetings of the Board of  Directors,  the

Chairman of the Board is authorized and empowered to appoint a member of  the

Board  of  Directors as a successor who shall serve until  the  next  regular meeting of the Board of Directors at which time the Board of Directors  shall fill the vacancy.



                                ARTICLE VIII

                                - RESERVED -


                                 ARTICLE IX

          Section  1.   The officers of the Corporation shall be a  President

and  a  Secretary, and any other officer or officers as may be chosen by  the

Board  of  Directors,  as  prescribed by by-laws not inconsistent  with  this

Charter  or the laws of the State of New York.  Each officer shall be elected annually by the Board of Directors and shall hold office for such term as the

Board of Directors shall determine.



          Section  2.   In  the  event  a vacancy occurs  in  the  office  of

President  or  Secretary,  the  Board of Directors  shall,  at  the  earliest practicable  date, elect a successor who shall hold office for the  unexpired term  of  his  or her predecessor.  Any vacancy in any other  office  may  be filled for the unexpired portion of the term by the Board of Directors at any regular or special meeting.



          Section  3.   Any  officer  may  be removed  at  any  time  by  the

affirmative  vote  of  not  less  than a majority  of  the  entire  Board  of

Directors.



          Section 4.  Except for the offices of President and Secretary,  any number of offices may be held by the same person.



          Section  5.   The duties of the officers shall be those customarily

pertaining  to their respective offices or positions, elective or appointive,

together  with such other duties as may be prescribed by law or  assigned  by the Board of Directors.



                                  ARTICLE X

          Alterations, amendments or restatements of this Charter may be made upon the approval of a majority of the entire Board of Directors and upon the consent  of  the  holders  of  two-thirds of the outstanding  shares  of  the

Corporation.   No  such  alteration,  amendment  or  restatement   shall   be

effective,  however,  unless  its adoption  and  consent  has  been  made  in compliance with applicable provisions of the New York Insurance Law.



                                 ARTICLE XI

          The  duration of the corporation existence of the Corporation shall be perpetual.




                                                      EXHIBIT 6(b)

                                   BY-LAWS

                                     of

                   KEYPORT BENEFIT LIFE INSURANCE COMPANY

                           A NEW YORK CORPORATION

                     Amended and Adopted August 28, 1987




                                  ARTICLE I

                          MEETINGS OF SHAREHOLDERS

      Section 1.  Place of Meetings.  All meetings of the shareholders of the

Corporation shall be held at the registered office of the Corporation  or  at such  places, within or without the State of New York, as may be  fixed  from time to time by the Board of Directors.

      Section  2.  Annual Meeting.  Commencing in the year 1987,  the  annual meeting of shareholders shall be held on the first Thursday in March of every year,  if  not  a  legal holiday, and if a legal holiday, then  on  the  next following  business day not a legal holiday, at 11:00 a.m., or at such  other date  and  time  as may be fixed by the Board of Directors.  At  each  annual meeting  of stockholders the stockholders shall elect directors and  transact such other business as may properly be brought before the meeting.

      Section  3.   Notice of Annual Meeting.  Written notice of each  annual

meeting  of  stockholders, stating the place, date and hour of  the  meeting,

shall  be  given in the manner set forth in Article IV of these  By-Laws  not less than ten nor more than fifty days before the date of the meeting to each stockholder entitled to vote at the meeting.

      Section 4.  Special Meetings.  Special meetings of shareholders may  be called at any time for any purpose or purposes, by the Board of Directors, or by  the President, and shall be called by the President or the Secretary upon the  written  request of a majority of the Board of Directors,  or  upon  the written  request of a shareholder or shareholders holding of record at  least

50% of the outstanding shares of stock of the Corporation entitled to vote at

such  meeting.   Such  request shall state the purpose  or  purposes  of  the proposed meeting.

      Section 5.  Notice of Special Meeting.  Notice of each special  meeting of shareholders shall be given in the manner set forth in Article IV of these

By-Laws  not  less than ten nor more than fifty days before the date  of  the

meeting  to  each  shareholder entitled to vote at such meeting.   Each  such

notice  shall state the place, date and hour of the meeting, and the  purpose or  purposes for which the meeting is called and indicate by whom it is being called.

      Section  6.   Quorum.   Except as otherwise  required  by  law  or  the

Certificate  of  Incorporation, the presence in person or  by  proxy  of  the holders  of record of a majority of the shares entitled to vote at a  meeting of  shareholders shall be necessary, and shall constitute a quorum,  for  the transaction  of  business at such meeting.  If a quorum  is  not  present  or represented  by  proxy  at  any meeting of stockholders,  the  holders  of  a majority  of  the shares entitled to vote at the meeting who are  present  in person  or  represented by proxy may adjourn the meeting from  time  to  time until  a  quorum is present.  An adjourned meeting may be held later  without notice  other  than  announcement at the meeting, except that  if  after  the adjournment a new record date is fixed for the adjourned meeting,  notice  of the adjourned meeting shall be given in the manner set forth in Article IV to

each  stockholder  entitled to vote at the adjourned meeting.   At  any  such

adjourned meeting at which a quorum is present any business may be transacted which might have been transacted at the meeting as originally called.

      Section  7.   Qualification of Voters.  The only  persons  entitled  to

notice  of  or  to vote at any meeting of shareholders shall be  the  persons shown  as  shareholders  of  the Corporation on  the  stock  records  of  the

Corporation on the record date fixed by the Board of Directors,  or,  in  the absence  thereof,  at the close of business on the date  the  notice  of  the meeting is given.

      Section  8.   Voting.  At any meeting of stockholders each  shareholder

having  the  right to vote shall be entitled to vote in person or  by  proxy.

Except as otherwise provided by law or the Charter, each shareholder shall be entitled to one vote for each share of stock entitled to vote standing in his name  on  the books of the Corporation.  All elections of directors shall  be determined by plurality votes.  Except as otherwise provided by law or in the

Charter or By-Laws, any other matter shall be determined by the vote  of  the holders of a majority of the shares voting on it.

      Section 9.  Action Without a Meeting.  Except as otherwise provided  by the  Charter,  whenever the vote of shareholders is required or permitted  in connection  with  any corporate action, such action may be  taken  without  a meeting on written consent setting forth the action so taken, signed  by  the holders of all outstanding shares entitled to vote thereon.

                                 ARTICLE II

                             BOARD OF DIRECTORS

      Section 1.  Function.  The Board of Directors shall manage the business of the Corporation, except as otherwise provided by law, the Charter or these

By-Laws.

      Section  2.   Number  and  Term of Office.   The  number  of  directors

constituting  the  entire Board of Directors shall be such number,  not  less than thirteen, as shall be determined by resolution of the Board of Directors from  time to time.  At all times a majority of the entire Board of Directors shall  be citizens and residents of the United States and not less than three thereof  shall be residents of the State of New York, and none shall be  less than eighteen years of age. At least five Directors shall be neither officers

nor   salaried  employees  of  the  Corporation.  Directors   need   not   be

stockholders.  Except as otherwise provided by law, the Charter or these  By-

Laws,  the  term  of office of each director shall be from the  time  of  the

director's   election  and  qualification  until  the   annual   meeting   of

shareholders next succeeding the director's election and until the  successor shall have been duly elected and qualified.

      Section 3.  Removal of Directors.  Except as otherwise provided by law,

any  of  the directors may be removed for cause by the vote of a majority  of the  entire Board.  Except as otherwise provided by law, any director may  be removed  with  or without cause, at any time, by the vote of the  holders  of record  of  a  majority of the shares entitled to vote for  the  election  of directors.

      Section 4.  Vacancies.  Newly created directorships resulting  from  an increase in the number of directors and vacancies occurring in the Board  for any  reason may be filled by the vote of a majority of the directors then  in office,  even  if  less than a quorum exists, or by the shareholders  of  the

Corporation at the next annual meeting or any special meeting called for  the purpose, and each director so elected shall hold office until the next annual election of directors, and until his/her successor shall be duly elected  and qualified.

      Section 5.  Resignation.  Any director of the Corporation may resign at any  time  by  giving written notice of his/her resignation to the  Board  of

Directors,  the  President  or  the  Secretary  of  the  Corporation.    Such

resignation shall take effect at the time specified therein or, if no time is specified therein, at the time of receipt thereof, and the acceptance of such resignation shall not be necessary to make it effective.

      Section 6.  Executive Committee.  By the affirmative vote of a majority of  the  entire  Board, the Board of Directors may designate from  among  its members  an Executive Committee and other committees, each consisting  of  at

least  five  members.   At  least two members must be  neither  officers  nor

salaried  employees of the Corporation.  The Executive Committee  shall  have all  the authority of the Board of Directors except as otherwise provided  by

Section  712  of  the New York Business Corporation Law or  other  applicable

statute.   Any  other committees shall have such authority as  the  Board  of

Directors  shall provide.  The Board of Directors may designate one  or  more directors  as  alternate  members of the Executive  Committee  or  any  other committee  to replace absent members.  Members of all committees shall  serve at the pleasure of the Board of Directors.

      Section 7.  Committee of Independent Directors.  The Board of Directors

shall  establish  one  committee comprised solely of Directors  who  are  not officers  or salaried employees of the Corporation or any entity controlling,

controlled by, or under common control with the Corporation and who  are  not beneficial  owners  of  a controlling interest in the  voting  stock  of  the

Corporation  or of any such entity.  Such committee shall have responsibility for  recommending the selection of independent certified public  accountants,

reviewing the Corporation's financial condition, the scope and results of the independent audit and any internal audit, nominating candidates for  director for election by shareholders or policyholders, and evaluating the performance

of   officers  deemed  to  be  principal  officers  of  the  Corporation  and recommending to the Board of Directors the selection and compensation of such principal officers.

     Section 8.  Action by Unanimous Written Consent.  Any action required or permitted to be taken by the Board of Directors or any committee thereof  may be  taken  without  a meeting if all members of the Board  or  the  committee consent  in  writing to the adoption of a resolution authorizing the  action.

The  resolution and the written consents thereto by the members of the  Board or  committee shall be filed with the minutes of the proceedings of the Board or committee.

                                 ARTICLE III

                            MEETINGS OF DIRECTORS

      Section  1.   First Meeting.  The first meeting of each  newly  elected

Board of Directors shall be held immediately following each annual meeting of

shareholders.   If  the  meeting is held at  the  place  of  the  meeting  of shareholders,  no  notice of the meeting need be given to the  newly  elected directors.  If the first meeting is not so held, it shall be held at  a  time and  place  specified in a notice given in the manner provided for notice  of special meetings of the Board of Directors.

      Section  2.   Regular  Meetings.  Regular  meetings  of  the  Board  of

Directors may be held upon such notice, or without notice, at such places and at  such times as shall from time to time be determined by the Board.  If any day  fixed for a regular meeting shall be a legal holiday at the place  where the meeting is to be held, then the meeting will be held at that place at the same hour on the next business day which is not a legal holiday.

      Section 3.  Special Meetings; Notice.  Special meetings of the Board of

Directors  shall  be  held  whenever called  by  the  President,  or  by  the

Secretary, at the written request of any two directors.  Notice of each  such meeting,  stating the time and place of the meeting, shall be  given  in  the manner  set  forth  in Article IV of these By-Laws not less than  forty-eight hours  before the time such meeting is to be held.  Notice of a meeting  need not  be  given to any director who submits a signed waiver of notice  whether before  or  after the meeting, or who attends the meeting without protesting,

prior thereto or at its commencement, the lack of notice to the director.   A

notice,  or waiver of notice, need not specify the purpose of any meeting  of the Board of Directors, unless otherwise provided by these By-Laws.

      Section  4.   Place of Meeting.  The Board of Directors  may  hold  its

meetings  and keep the books and records of its proceedings at such place  or places within or without the State of New York as the Board may from time  to time determine.

     Section 5.  Quorum; Action by the Board.  A majority of the entire Board

shall  constitute  a  quorum  for the transaction  of  business.   Except  as

otherwise provided by these By-Laws, or required by law, the affirmative vote of  a  majority of the directors present at any meeting at which a quorum  is present  shall  be  required for the taking of any action  by  the  Board  of

Directors.   If  a  quorum  is not present at any  meeting  of  directors,  a majority of the directors present at the meeting may adjourn the meeting from time  to  time  until a quorum is present, without notice  of  the  adjourned meeting other than announcement at the meeting.

                                 ARTICLE IV

                                   NOTICES

      Section 1.  Notice to a Stockholder.  Any notice to a stockholder shall be  in  writing and either given personally or by mail.  If mailed, a  notice will  be  deemed  given  when deposited in the United  States  mail,  postage prepaid, directed to the stockholder at his/her address as it appears on  the records  of  stockholders or, if the stockholder shall have  filed  with  the

Secretary  of  the Corporation a written request that notices to  him/her  be mailed  to  some  other  address, then addressed to  him/her  at  that  other address.

     Section 2.  Notice to a Director.  Any notice to a director may be given

personally,   by   telephone  or  by  mail,  telegram,   cable   or   similar

instrumentality.  A notice will be deemed given when actually given in person or  by  telephone,  or seventy-two hours after having been deposited  in  the

United  States mails or with the communications company through which  it  is given, directed to the director at his/her business address or at such  other address  as  the director may have designated to the Secretary in writing  as the address to which notices should be sent.

      Section  3.   Waiver  of Notice.  Any person may waive  notice  of  any

meeting by signing a written waiver, whether before or after the meeting.  In addition, attendance by a stockholder at a meeting in person or by proxy will be  deemed  a waiver of notice unless the stockholder protests prior  to  the

conclusion  of  the  meeting the lack of notice  thereof.   Attendance  by  a

director  at a meeting will be deemed a waiver of notice unless the  director protests,  prior to the meeting or at its commencement, the  lack  of  notice thereof.

                                  ARTICLE V

                                  OFFICERS

      Section  1.   Number.   The  officers of the  Corporation  shall  be  a

President, a Secretary, and a Treasurer, and the Board of Directors may  also elect  one  or  more  Vice Presidents, such Assistant Secretaries,  Assistant

Treasurers  and  such  other  officers as it  may  from  time  to  time  deem

advisable.   Any  two or more offices, except the offices  of  President  and

Secretary, may be held by the same person.  No officer need be a director  of the Corporation.

      Section 2.  Election and Term of Office.  Each officer shall be elected by the Board of Directors and shall hold office for such term, if any, as the

Board  of Directors shall determine.  Any officer may be removed at any time,

either  with or without cause, by the vote of a majority of the entire  Board of Directors.

      Section 3.  Resignation.  Any officer may resign at any time by  giving

written  notice  to  the  Board  of Directors  or  to  the  President.   Such

resignation shall take effect at the time specified therein or, if no time is specified therein, at the time of receipt thereof, and the acceptance of such resignation shall not be necessary to make it effective.

      Section  4.   President.  The President shall be  the  Chief  Executive

Officer of the Corporation and, subject to the Board of Directors, shall have charge of the affairs of the Corporation.  The President shall keep the Board of  Directors  fully  informed and shall freely consult them  concerning  the business  of  the Corporation in the President's charge.  The  President  may sign,  execute  and  deliver  in  the name  of  the  Corporation  all  deeds,

mortgages, bonds, contracts or other instruments authorized by the  Board  of

Directors,  except in cases where the signing, execution or delivery  thereof shall be expressly delegated by the Board of Directors or by these By-Laws to some other officer or agent of the Corporation or where any of them shall  be required by law otherwise to be signed, executed or delivered and he/she  may affix  the seal of the Corporation to any instrument which shall require  it.

Except  as  otherwise provided by these By-Laws, the President shall  appoint and  remove,  employ and discharge and fix the compensation of all  servants,

agents,  employees  and clerks of the Corporation.  The President  shall,  if present,  preside  at  all  meetings of the Board of  Directors  and  of  the shareholders  and  shall  have  the power to call  special  meetings  of  the shareholders  and  of the Board of Directors and in addition  to  the  powers usually  incident to the office of President as herein provided,  shall  have such  other powers and shall perform such other duties as may be assigned  to the President by the Board of Directors.

     Section 5.  Vice Presidents.  The Vice Presidents, if any, shall perform such  duties as shall from time to time be assigned to them by the  Board  of

Directors,  or  the  President.   In the absence  or  in  the  event  of  the

disability  of  the  President,  the Vice  Presidents  shall,  in  the  order designated by the Board, perform the duties of the President.

      Section  6.   Secretary.  The Secretary shall keep the minutes  of  all

meetings  of the shareholders and of the Board of Directors in books provided for  that  purpose.  The Secretary shall attend to the giving and serving  of all  notices of the Corporation.  The Secretary shall affix the seal  of  the

Corporation  to  all  contracts  and instruments  requiring  the  same.   The

Secretary shall have charge of the seal of the Corporation and of such  books and  papers as the Board of Directors may direct, all of which shall  at  all reasonable  times be open to the examination by any director upon application at  the office of the Corporation during business hours, and shall in general perform all the duties incident to the office of the Secretary, or which  may from time to time be assigned to him by the Board of Directors.

      Section 7.  Assistant Secretaries.  The Assistant Secretaries, if  any,

shall  assist the Secretary in the performance of the Secretary's duties  and perform  such duties as shall from time to time be assigned to  them  by  the

Board  of  Directors or the President.  In the absence of or in the event  of the  disability  of the Secretary, the Assistant Secretaries  shall,  in  the order designated by the Board, perform the duties of the Secretary.

      Section 8.  Treasurer.  The Treasurer shall have custody of all  funds,

securities and other property of the Corporation, and shall keep or cause  to be  kept  full and accurate accounts of receipts and disbursements  in  books belonging to the Corporation and shall deposit all moneys and other  valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors.  The Treasurer shall disburse the  funds  of  the Corporation as may be ordered by the Board of  Directors,

taking  proper  vouchers  for such disbursements, and  shall  render  to  the

President  and  the Board of Directors, when the President or  the  Board  of

Directors so requires, an account of all transactions as Treasurer and of the financial  condition  of  the Corporation.  In general  the  Treasurer  shall perform  all  the duties incident to the office of Treasurer and  such  other duties as from time to time may be assigned to the Treasurer by the Board  of

Directors.

      Section  9.  Assistant Treasurers.  The Assistant Treasurers,  if  any,

shall  assist the Treasurer in the performance of the Treasurer's duties  and perform  such duties as shall from time to time be assigned to  them  by  the

Board  of  Directors or the President.  In the absence of or in the event  of the disability of the Treasurer, the Assistant Treasurers shall, in the order designated by the Board, perform the duties of the Treasurer.

      Section  10.  Compensation.  The compensation of the officers shall  be fixed from time to time by the Board of Directors or in such manner as it may provide.

      Section 11.  Security.  The Board of Directors may require any officer,

agent  or  employee to give security for the faithful performance of  his/her duties.

                                 ARTICLE VI

                          SHARES AND THEIR TRANSFER

      Section 1.  Certificates.  The shares of stock of the Corporation shall be  represented by certificates, in such form as the Board of  Directors  may from time to time prescribe, signed by the President or a Vice President  and by  the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant

Secretary;   however,  unless  otherwise  provided  by  the  Certificate   of

Incorporation, the Board of Directors may provide by resolution that some  or all  of  any or all classes and series of shares in the Corporation shall  be uncertified  shares, provided that any such resolution  shall  not  apply  to

shares  represented  by  a  certificate  until  such  certificate  has   been

surrendered to the Corporation.

      Section  2.   Signatures on Certificates.  Each  certificate  shall  be

signed by the President or a Vice President and the Treasurer or an Assistant

Treasurer  or the Secretary or an Assistant Secretary of the Corporation  and

shall be sealed with the seal of the Corporation; or, where such certificates are  countersigned  by a transfer agent and registered by  a  registrar,  the signatures  of  such  officers and the seal of  the  Corporation  may  be  in

facsimile.   If  any officer who has signed or whose facsimile signature  has been  placed  upon a certificate shall cease to be such officer  before  such certificate  is  issued, it may be issued by the Corporation  with  the  same effect as if he/she were such officer at the date of issue.

      Section 3.  Lost or Destroyed Certificates.  The Board of Directors may

direct that a new certificate be issued in place of any certificate issued by the  Corporation which is alleged to have been lost or destroyed.  When doing so,  the Board of Directors may prescribe such terms and conditions precedent to the issuance of the new certificate as it deems expedient, and may require a  bond sufficient to indemnify the Corporation against any claim that may be made  against  it  on  account  of the alleged loss  or  destruction  of  the certificate or the issuance of the new certificate.

      Section  4.  Record Date.  The Board of Directors may fix in advance  a date  as  the  record date for determination of the stockholders entitled  to notice  of  or to vote at any meeting of stockholders, or to express  consent to, or dissent from, any proposal without a meeting, or to receive payment of any  dividend or allotment of any rights, or to take or be the subject of any other action.  Such date shall be not less than ten nor more than fifty  days before the date of such meeting, nor more than fifty days prior to any  other

action.   If no record date is so fixed, the record date shall be as provided by  law.  A determination of stockholders entitled to notice of or to vote at any  meeting of stockholders which has been made as provided in this  Section shall apply to any adjournment thereof, unless the Board of Directors fixes a new record date for the adjourned meeting.

      Section  5.  Ownership.  The Corporation shall be entitled to recognize the  exclusive  right of a person registered on its books  as  the  owner  of shares  to receive dividends, to vote, or to exercise any of the other rights or privileges of an owner with regard to those shares.

      Section  6.  Rules and Regulations.  The Board of Directors shall  have power  and  authority  to  make such rules and regulations  as  it  may  deem expedient concerning the issue, transfer and registration of certificates for shares of stock of the Corporation.

                                 ARTICLE VII

                               CORPORATE SEAL

The  Board of Directors shall provide a suitable seal containing the name  of

the  Corporation,  which seal shall be in the charge  of  the  Secretary.   A

duplicate seal may be kept and used.



                                ARTICLE VIII

                                 FISCAL YEAR

The fiscal year of the Corporation shall end at the close of business on the thirty-first day of December in each year.



                                 ARTICLE IX

                                 AMENDMENTS

Any  and  all  By-Laws of the Corporation shall be subject  to  amendment  or repeal,  in whole or in part, and new By-Laws not inconsistent with the  laws of the State of New York or any provision of the Certificate of Incorporation may  be  adopted,  by  the affirmative vote of the holders  of  record  of  a majority  of the outstanding stock of the Corporation present in  person,  or represented  by proxy and entitled to vote in respect thereof,  given  at  an annual  meeting or at any special meeting at which a quorum shall be present,

or  by  the  affirmative vote of a majority of the entire Board of  Directors given  at  any  meeting if, in each case, notice of the  proposed  amendment,

repeal,  or adoption of new By-Laws has been included in the notice  of  such

meeting.   Any  By-Laws adopted by the Board of Directors may be  altered  or repealed by the stockholders.  If any By-Law regulating an impending election of directors is adopted, amended or repealed by the Board of Directors, there shall be set forth in the notice of the next meeting of shareholders for  the election  of  directors  the By-Law so adopted, amended  or  repealed  and  a concise statement of the changes made.





                                                      EXHIBIT 8(b)

                                   FORM OF

                           PARTICIPATION AGREEMENT

                                    AMONG

                    MANNING & NAPIER INSURANCE FUND, INC.

                  MANNING & NAPIER INVESTOR SERVICES, INC.

                      MANNING & NAPIERS ADVISORS, INC.

                                     AND

                   KEYPORT BENEFIT LIFE INSURANCE COMPANY


      This Agreement, made and entered into this     day of May, 1998 by  and

among  Keyport  Benefit  Life  Insurance Company,  a  New  York  corporation,

(referred  to  as  the "Company"), on its own behalf and  on  behalf  of  its

Separate Account, which is a segregated asset account of the Company; Manning

& Napier Insurance Fund, Inc. (the "Fund"), a Maryland Corporation; Manning &

Napier  Investor Services, Inc. ("Distributor"), a New York corporation;  and

Manning & Napier Advisors, Inc. ("Advisor"), a New York corporation.

      WHEREAS, the Fund engages in business as an open-end investment  manage ment  company and is available to act as the investment vehicle for  separate accounts  established  for  variable life  insurance  policies  and  variable annuity  contracts ("Variable Insurance Products") to be offered by insurance companies which have entered into participation agreements with the Fund  and

Distributor   substantially   identical  to   this   Agreement   (hereinafter

"Participating Insurance Companies"); and

      WHEREAS,  the beneficial interest in the Fund is divided  into  several series of shares (such series being hereinafter referred to individually as a

"Portfolio"  or  collectively as the "Portfolios") as  shown  on  Schedule  A attached hereto; and

      WHEREAS,  the  Fund currently intends to apply for an  order  from  the

Securities and Exchange Commission ("SEC"), granting Participating  Insurance

Companies and variable annuity and variable life insurance separate  accounts exemptions from the provisions of Sections 9(a), 13(a), 15(a), and  15(b)  of the  Investment Company Act of 1940, as amended (hereinafter the "1940  Act")

and  Rules  6e-2(b)(15) and 6e-3(T)(b)(15) thereunder to the extent necessary to  permit  shares  of  the Fund to be sold to and held by  variable  annuity separate  and  variable  life  insurance  accounts  of  both  affiliated  and unaffiliated  life  insurance  companies  (hereinafter  the  "Shared  Funding

Exemptive Order"); and

      WHEREAS,  the  Fund is registered as an open-end investment  management company under the 1940 Act and its shares are registered under the Securities

Act of 1933, as amended (hereinafter the "1933 Act"); and

      WHEREAS,  Manning  &  Napier Advisors, Inc.  (the  "Advisor")  is  duly registered as an investment advisor under the federal Investment Advisors Act of 1940 and any applicable state securities law; and

      WHEREAS,  the Company has registered or will register certain  Variable

Insurance Products under the 1933 Act; and

      WHEREAS,  the  Company  has established a duly organized,  and  validly existing segregated asset account as shown on Schedule B attached hereto (the

"Separate  Account") established by resolution of the Boards of Directors  of the  Company, and divided such Separate Account into subaccounts to set aside and invest assets attributable to aforesaid variable annuity contracts; and

      WHEREAS,  the  Company  has  registered or will  register  the  certain

Separate Account as a unit investment trust under the 1940 Act; and

      WHEREAS,  Distributor is registered as a broker-dealer  with  the   SEC

under the Securities Exchange Act of 1934, as amended, (hereinafter the "1934

Act"),  and  is  a  member  in good standing of the National  Association  of

Securities Dealers, Inc. (hereinafter "NASD"); and

     WHEREAS, Keyport Financial Services Corporation ("KFSC") the underwriter for  the  individual  variable annuity and the  variable  life  policies,  is registered as a broker-dealer with the SEC under the 1934 Act and is a member in good standing of the NASD; and

      WHEREAS,  to  the  extent permitted by applicable  insurance  laws  and regulations,  the  Company intends to purchase shares in  the  Portfolios  on behalf  of  the Separate Account to fund certain Variable Insurance Products.

Distributor is authorized to sell such shares to unit investment trusts  such as  the  Separate Account at net asset value, and acts as distributor of  the

Portfolio shares.

      NOW, THEREFORE, in consideration of their mutual promises, the Company,

the Fund and the Distributor agree as follows:

ARTICLE I.     Sale of Fund Shares

      1.1   Distributor shall sell to the Company those shares  of  the  Fund which the Separate Account orders, executing such orders on a daily basis  at the  net  asset value next computed after receipt by the Fund or its designee of  the  order for shares of the Fund. For purposes of this Section 1.1,  the

Company shall be the designee of the Fund for receipt of such orders from the

Separate Account and receipt by such designee shall constitute receipt by the

Fund  provided that the Company receives the order by 4:00 p.m. New York time and  the  Fund receives notice from the Company, as the Company and Fund  may agree,  by  9:00 a.m. New York time on the next Business Day. "Business  Day"

shall  mean any day on which the New York Stock Exchange is open for  regular trading and on which the Fund calculates its net asset value pursuant to  the rules of the SEC.

     1.2  The Fund agrees subject to the terms of this Agreement, to make its shares available indefinitely for purchase at the applicable net asset  value per  share by the Company and its Separate Account on those days on which the

Fund  calculates its net asset value pursuant to rules of the SEC.  The  Fund shall use reasonable efforts to calculate such net asset value on each day on which  the New York Stock Exchange is open for trading.  Notwithstanding  the foregoing,  the Board of Directors of the Fund (hereinafter the "Board")  may refuse to sell shares of any Portfolio to any person, or suspend or terminate the offering of shares of any Portfolio if such action is required by law  or by  regulatory authorities having jurisdiction or is, in the sole  discretion of  the Board acting in good faith and in light of its fiduciary duties under federal and any applicable state laws, necessary in the best interests of the shareholders of such Portfolio.

      1.3   The  Fund  agrees that shares of the Fund will be  sold  only  to

Participating  Insurance  Companies and their separate  accounts  which  have agreed  to  participate  in the Fund to fund their Separate  Accounts  and/or certain  qualified plans, all in accordance with the requirements of  Section

817(h)  of the Internal Revenue Code of 1986, as amended (hereinafter "Code")

and  Treasury Regulation 1.817-5. No shares of any Portfolio will be sold  to the general public.

     1.4  The Fund and Distributor will not sell Fund shares to any insurance company  or  separate  account unless an agreement  containing  substantially similar  provisions as Articles I, III, V, VI and Sections 2.5 of Article  II

of this Agreement is in effect to govern such sales.

      1.5   The Fund will redeem for cash, on the Company's request, any full or fractional shares of the Fund held by the Company, executing such requests on  a  daily basis at the net asset value next computed after receipt by  the

Fund  or  its designee of redemption requests.  For purposes of this  Section

1.5,  the  Company shall be the designee of the Fund for receipt of  requests for redemption from the Separate Account, and receipt by such designee should constitute  receipt  by  the Fund; provided that  the  Company  receives  the request  for  redemption by 4:00 p.m. New York time, and  the  Fund  receives notice from the Company, as the Company and Fund may agree, by 9:00 a.m.  New

York time on the next Business Day.

     Subject to the applicable rules and regulations, if any, of the SEC, the

Fund may pay the redemption price for shares of any Portfolio in whole or  in part  by a distribution in kind of securities from the Portfolio of the  Fund allocated  to  such  Portfolio in lieu of money, valuing such  securities  at

their  value  employed  for  determining  net  asset  value  governing   such

redemption  price, and selecting such securities in a manner  the  Board  may determine in good faith to be fair and equitable.

      1.6   The  Fund  may suspend the redemption of any full  or  fractional shares  of  the Fund (1) for any period (a) during which the New  York  Stock

Exchange is closed (other than customary weekend and holiday closings) or (b)

during  which trading on the New York Stock Exchange is restricted;  (2)  for any period during which an emergency exists as a result of which (a) disposal by the Fund of securities owned by it is not reasonably practicable or (b) it is  not reasonably practicable for the Fund fairly to determine the value  of its  net assets; or (3) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

      1.7   The Company will purchase and redeem the shares of each Portfolio offered  by  the then current prospectus of the Fund in accordance  with  the provisions of such prospectus and statement of additional information ("SAI")

(collectively  referred to as "Prospectus," unless otherwise provided).   The

Company  agrees  that all net amounts available under the Variable  Insurance

Products  with  the  form number(s) that are listed on  Schedule  B  attached hereto  and incorporated herein by this reference, as such Schedule B may  be amended  from time to time hereafter by mutual written agreement of  all  the parties  hereto  (the "Contracts"), shall be invested in the  Fund,  in  such other  Funds advised by Stein, Roe & Farnham Incorporated or the  Advisor  as

may  be  mutually  agreed  to in writing by the parties  hereto,  or  in  the

Company's  general  accounts, or in such other funds as  the  parties  hereto agree in writing.

      1.8  The Company shall pay for Fund shares on the same Business Day  as an order to purchase Fund shares is made in accordance with the provisions of

Section  1.1 hereof.  Payment shall be in federal funds transmitted by  wire,

or  may  otherwise be provided by separate agreement. For purpose of  Section

2.10  and 2.11, upon receipt by the Fund of the federal funds so wired,  such funds  shall  cease to be the responsibility of the Company and shall  become the responsibility of the Fund.

      1.9   Issuance and transfer of the Funds' shares will be by book  entry

only.   Stock certificates will not be issued to the Company or the  Separate

Account.   Shares  ordered from the Fund will be recorded in  an  appropriate title  for the Separate Account or the appropriate subaccount of the Separate

Account.

      1.10  The  Fund  shall furnish same day notice (by wire  or  telephone,

followed  by written confirmation) to the Company of any income dividends  or capital  gain  distributions  payable on the shares  of  any  Portfolio.  The

Company  hereby elects to receive all such income dividends and capital  gain distributions as are payable on the Portfolio shares in additional shares  of that  Portfolio.  The Company reserves the right to revoke this election  and to receive all such income, dividends and capital gain distributions in cash.

The  Fund  shall  notify the Company of the number of  shares  so  issued  as payment of such income, dividends and capital gains distributions.

      1.11  The Fund shall make the net asset value per share for each Series available  to  the  Company on a daily basis as soon as reasonably  practical after  the  net asset value per share is calculated and shall  use  its  best efforts to make such net asset value per share available by 7 p.m., New  York time.

ARTICLE II.    Representations and Warranties

      2.1  The Company represents and warrants that the Contracts are or will be registered under the 1933 Act to the extent required by the 1933 Act; that the  Contracts will be issued and distributed in compliance in  all  material respects with all applicable federal and state laws and that the sale of  the

Contracts  shall  comply  in  all  material  respects  with  state  insurance suitability  requirements.  The Company further represents and warrants  that it  is  an  insurance  company  duly organized and  in  good  standing  under applicable law and that prior to any issuance or sale of any Contract it  has legally  and  validly established the Separate Account as a segregated  asset account  under  the  applicable state insurance laws and has  registered  or,

prior  to  any issuance or sale of the Contracts, will register the  Separate

Account as a unit investment trust in accordance with the provisions  of  the

1940 Act to serve as a segregated investment account for the Contracts.

      2.2  The Company represents and warrants that KFSC, the underwriter for the  individual variable annuity and the variable life policies, is a  member in  good standing of the NASD and is a registered broker-dealer with the SEC.

The  Company represents and warrants that the Company and KFSC will issue and distribute  such  policies in accordance in all material  respects  with  all applicable  state  and federal securities laws, including without  limitation the 1933 Act, the 1934 Act, and the 1940 Act.

      2.3  The Fund represents and warrants that Fund shares sold pursuant to this  Agreement  shall be registered under the 1933 Act, duly authorized  for issuance  and  sold in compliance with the laws of the State of Maryland  and all applicable federal and any state securities laws and that the Fund is and shall  remain  registered  under  the 1940 Act.  The  Fund  shall  amend  the registration  statement for its shares under the 1933 Act and  the  1940  Act from  time to time as required in order to effect the continuous offering  of

its  shares.   The  Fund shall register and qualify the shares  for  sale  in accordance  with  the laws of the various states only if and  to  the  extent deemed advisable by the Fund or Distributor.

      2.4   The  Fund  represents that it intends to qualify as  a  Regulated

Investment Company under Subchapter M of the Code and that it will make every effort to maintain such qualification (under Subchapter M or any successor or similar  provision)  and  that it will notify the  Company  immediately  upon having  a reasonable basis for believing that it has ceased to so qualify  or that  it might not so qualify in the future. The Fund represents and warrants that  each  Portfolio will comply with the diversification  requirements  set forth  in  Section  817(h)  of  the  Code,  and  the  rules  and  regulations thereunder,  including  without limitation Treasury Regulation  1.817-5,  and will  notify  the  Company immediately upon having  a  reasonable  basis  for believing  any  Fund  has ceased to comply or might not so  comply  and  will immediately  take all reasonable steps to adequately diversify  the  Fund  to achieve  compliance  within the grace period afforded by Regulation  1.817-5.

The  Fund  acknowledges that any failure to qualify as a Regulated Investment

Company will eliminate the ability of the subaccounts to avail themselves  of the  "look through" provisions of section 817(h) of the Code, and that  as  a result  the  Contracts  will  almost certainly fail  to  qualify  as  annuity contracts under section 817(h) of the Code.

      2.5  The Company represents that the Contracts are currently treated as endowment  or annuity contracts under applicable provisions of the  Code  and that  it  will make every effort to maintain such treatment and that it  will notify  the  Fund and Distributor immediately upon having a reasonable  basis for  believing that the Contracts have ceased to be so treated or  that  they might not be so treated in the future.

      2.6   The Fund makes no representation as to whether any aspect of  its operations  (including, but not limited to, fees and expenses and  investment policies)  complies  with the insurance laws or regulations  of  the  various states except that the Fund represents that it is currently in compliance and shall at all times remain in compliance with the applicable insurance laws of the domiciliary states of the Participating Insurance Companies to the extent that  the  Participating Insurance Companies advise the Fund, in writing,  of such laws or any changes in such laws.

      2.7   Distributor represents and warrants that it is a member  in  good standing  of  the  NASD and is registered as a broker-dealer  with  the  SEC.

Distributor  further represents that it will sell and distribute  the  Fund's shares  in  accordance  with applicable state and  federal  securities  laws,

including without limitation the 1933 Act, the 1934 Act, and the 1940 Act.

      2.8   The  Fund  represents that it is lawfully organized  and  validly existing  under the laws of the State of Maryland and that it does  and  will comply in all material respects with the 1940 Act.

      2.9   The  Fund represents and warrants that the Advisor is  and  shall remain duly registered under all applicable federal and state securities laws and that the Advisor shall perform its obligations for the Fund in compliance in  all  material respects with the applicable laws of the State of New  York and any applicable state and federal securities laws.

      2.10   The  Fund  represents and warrants that all  of  its  Directors,

officers,  employees,  investment advisors,  and  other  individuals/entities dealing  with  the  money  and/or to securities of the  Fund  are  and  shall continue  to  be at all times covered by a blanket fidelity bond  or  similar coverage  in  an  amount  not  less than the  minimal  coverage  as  required currently  by Rule 17g-(1) of the 1940 Act or related provisions  as  may  be promulgated from time to time. The aforesaid bond shall include coverage  for larceny and embezzlement and shall be issued by a reputable bonding company.

      2.11    The  Company represents and warrants that all of its directors,

officers,  employees,  investment advisors,  and  other  individuals/entities dealing with the money and/or securities of the Fund are covered by a blanket fidelity  bond or similar coverage for the benefit of the Fund, in an  amount not  less  than ten million dollars ($10,000,000) with no deductible  amount.

The  aforesaid  bond shall include coverage for larceny and embezzlement  and shall be issued by a reputable fidelity insurance company. The Company agrees to  make  all  reasonable  efforts to see that  this  bond  or  another  bond containing  these provisions is always in effect, and agrees  to  notify  the

Fund and Distributor in the event such coverage no longer applies.

ARTICLE III.   Prospectus and Proxy Statements; Voting

      3.1   The Fund and the Advisor shall provide the Company with  as  many

copies   of  the  Fund's  current  prospectus  and  Statement  of  Additional

Information as the Company may reasonably request in connection with delivery of  the  prospectus  to  shareholders and  purchasers of  Variable  Insurance

Products.  If requested by Company in lieu thereof, the Fund or  the  Advisor shall provide such documentation (including a "camera ready" copy of the  new prospectus as set in type or, at the request of Company, as a diskette in the form  sent  to  the financial printer) and other assistance as is  reasonably necessary in order for the parties hereto once a year (or more frequently  if the  prospectus  for  the  shares is supplemented or  amended)  to  have  the prospectus  for  the Variable Insurance Products and the prospectus  for  the

Fund  shares printed together in one document. The expenses of such  printing will be apportioned between the Company and the Fund as the parties agree  to in  writing.  In  the event that the Company requests that the  Fund  or  the

Advisor provide the Fund's prospectus in a "camera ready" or diskette format,

the  Fund shall be responsible for providing the prospectus in the format  in which  it is accustomed to formatting prospectuses and shall bear the expense of  providing  the prospectus in such format (e.g. typesetting expenses)  and the  Company  shall bear the expense of adjusting or changing the  format  to conform with any of its prospectus.

      3.2  The Fund's prospectus shall state that the Statement of Additional

Information  for the Fund is available from Distributor and the Company,  and at  its  expense, shall provide a final copy of such Statement of  Additional

Information to Distributor for duplication and provision to any  Owner  of  a

Variable Insurance Product or prospective owner who requests it.

      3.3  The Fund, at its expense, shall provide the Company with copies of its proxy materials, reports to shareholders and other communications (except for prospectus and Statements of Additional Information, which are covered in

Section 3.1) to shareholders in such quantity as the Company shall reasonably

require   for   distribution  to  owners  of  Variable   Insurance   Products

(hereinafter "Owners").

     3.4  If and to the extent required by law the Company shall:

          (i)  solicit voting instructions from Owners;

                    (ii) vote the Fund shares in accordance with instructions

               received from Owners; and

                    (iii)     vote Fund shares for which no instructions have

               been  received in a particular Separate Account  in  the  same

               proportion  as  Fund  shares  of  such  Portfolio  for   which

               instructions have been received in that Separate Account,

so long and to the extent that the SEC continues to interpret the 1940 Act to require  pass-through  voting privileges for variable  contract  owners.  The

Company  reserves the right to vote Fund shares held in any segregated  asset

account  in  its  own  right, to the extent permitted by law.   Participating

Insurance  Companies shall be responsible for assuring  that  each  of  their

Separate Accounts participating in the Fund calculates voting privileges in a manner  consistent  with  the  standards to be provided  in  writing  to  the

Participating Insurance Companies.

     3.5  The Fund shall comply with all provisions of the 1940 Act requiring voting  by  shareholders, and in particular the Fund will either provide  for annual  meetings or comply with Section 16(c) of the 1940 Act  (although  the

Fund is not one of the trusts described in Section 16(c) of that Act) as well as  with Section 16(a) and, if and when applicable, 16(b). Further, the  Fund will  act in accordance with the SEC's interpretation of the requirements  of

Section  16(a)  with  respect to periodic elections  of  directors  and  with whatever rules the Commission may promulgate with respect thereto.

ARTICLE IV.    Sales Material and Information

      4.1  The Company shall furnish, or shall cause to be furnished, to  the

Fund  or  its designee, the form of each piece of sales literature  or  other promotional material in which the Fund or its investment advisor is named, at least ten (10) Business Days prior to its use. No such material shall be used if  the  Fund or its designee reasonably objects to such use within five  (5)

Business Days after receipt of its material.

       4.2   The  Company  shall  not  give  any  information  or  make   any

representations or statements on behalf of the Fund or concerning the Fund in connection  with  the  sale of Variable Insurance  Products  other  than  the information  or  representations contained in the registration  statement  or

Prospectus for the Fund shares, as such registration statement and Prospectus may  be  amended  or supplemented from time to time, or in reports  or  proxy statements for the Fund, or in sales literature or other promotional material approved by the Fund or its designee, except with the permission of the  Fund or its designee.

      4.3   The  Fund  or its designee shall furnish, or shall  cause  to  be furnished, to the Company or its designee, each piece of sales literature  or

other   promotional  material  in  which  the  Company  and/or  its  Separate

Account(s), are named at least ten (10) Business Days prior to its  use.   No

such material shall be used if the Company or its designee reasonably objects to such use within five (5) Business Days after receipt of such material.

     4.4  The Fund shall not give any information or make any representations or  statements  on  behalf  of the Company or concerning  the  Company,  each

Separate  Account,  or  the  Variable  Insurance  Products  other  than   the

information  or  representations contained in or accurately  derived  from  a registration statement or prospectus for such Variable Insurance Products, as such  registration  statement and prospectus may be amended  or  supplemented from  time  to time, or in published reports for such Separate Account  which are  in  the  public  domain or approved by the Company for  distribution  to

Owners, or in sales literature or other promotional material approved by  the

Company or its designee, except with the permission of the Company.

     4.5  The Fund shall provide to the Company at least one complete copy of

all   registration   statements,  prospectuses,  Statements   of   Additional

Information,   reports,  proxy  statements,  sales   literature   and   other

promotional  materials, applications for exemptions, requests  for  no-action letters, and all amendments to any of the above, that relate to the  Fund  or its  shares, contemporaneously with the filing of such document with the  SEC or other regulatory authorities.

     4.6  The Company shall provide to the Fund at least one complete copy of

all   registration   statements,  prospectuses,  Statements   of   Additional

Information, reports, solicitations for voting instructions, sales literature and  other promotional materials, applications for  exemptions, requests  for no-action letters, and all amendments to any of the above, that relate to the

Variable  Insurance Products or any Separate Account, contemporaneously  with the filing of such document with the SEC or other regulatory authorities.

      4.7   For purposes of this Article IV, the phrase "sales literature  or other  promotional material" includes, but is not limited to,  advertisements

(such  as  material published, or designed for use in, a newspaper, magazine,

or   other  periodical,  radio,  television,  telephone  or  tape  recording,

videotape  display,  signs or billboards, motion pictures,  or  other  public media), sales literature (i.e., any written communication distributed or made

generally   available  to  customers  or  the  public,  including  brochures,

circulars,  research  reports, market letters, form letters,  seminar  texts,

reprints  or  excerpts  of  any  other advertisement,  sales  literature,  or published article), educational or training materials or other communications distributed  or made generally available to some or all agents or  employees,

and   registration   statements,  prospectuses,  Statements   of   Additional

Information, shareholder reports, and proxy materials and any other  material constituting sales literature or advertising under the 1933 Act, the 1940 Act or NASD rules.

ARTICLE V.       Fees and Expenses

      5.1   The  Fund shall pay no fee or other compensation to  the  Company under  this Agreement (except for items covered in Article III), except  that if  the  Fund or any Portfolio adopts and implements a plan pursuant to  Rule

12b-1 to finance distribution expenses, then Distributor may make payments to the  Company for the Variable Insurance Products if and in amounts agreed  to by Distributor in writing and such payments will be made out of existing fees payable  to  Distributor,  past  profits of Distributor  or  other  resources available  to  Distributor.  No such payments shall be made directly  by  the

Fund.  Currently, no such payments are contemplated.

      5.2   All  expenses  incident to performance by  the  Fund  under  this

Agreement shall be paid by the Fund.  The Fund shall see to it that  all  its shares  are  registered  and  authorized  for  issuance  in  accordance  with applicable federal law and if and to the extent deemed advisable by the Fund,

in accordance with applicable state laws prior to their sale.  The Fund shall bear  the  expenses of registration and qualification of the  Fund's  shares,

preparation  and filing of the Fund's prospectus and registration  statement,

proxy materials and reports, setting the prospectus in type, setting in  type and  printing the proxy materials and reports to shareholders (including  the costs  of  printing  a  prospectus that constitutes an  annual  report),  the preparation  of all statements and notices required by any federal  or  state law, and all taxes on the issuance or transfer of the Fund's shares.

      5.3   The  Company shall bear the expenses of distributing  the  Fund's proxy materials and reports to Owners.

ARTICLE VI.      Potential Conflicts

      6.1  The parties acknowledge that the Fund presently intends to file an application  with  the SEC to request an order granting relief  from  various provisions  of the 1940 Act and the rules thereunder to the extent  necessary to  permit  the  Fund shares to be sold to and held by variable  annuity  and variable life insurance separate accounts of both affiliated and unaffiliated

Participating Insurance Companies and Qualified Plans. It is anticipated that the  Exemptive  Order, when and if issued, shall require the  Fund  and  each

Participating  Insurance Company to comply with conditions  and  undertakings substantially  as provided in this Section 6. If the Exemptive Order  imposes conditions  materially different from those provided for in this  Section  6,

the  conditions and undertakings imposed by the Exemptive Order shall  govern this  Agreement  and  the  parties  hereto  agree  to  amend  this  Agreement consistent  with  the  Exemptive  Order. The  Fund  will  not  enter  into  a participation agreement with any other Participating Insurance Company unless it  imposed  the  same  conditions and undertakings as  are  imposed  on  the

Company.

      6.2  The Board shall monitor the Fund for the existence of any material irreconcilable  conflict  between the interests of  the  Owners  of  separate

accounts  of  Participating Insurance Companies investing  in  the  Fund.   A

material  irreconcilable  conflict  may  arise  for  a  variety  of  reasons,

including:  (a) an action by any state insurance regulatory authority; (b)  a change  in applicable federal or state insurance, tax, or securities laws  or regulations,  or  a  public  ruling,  private  letter  ruling,  no-action  or interpretative letter, or any similar action by insurance, tax, or securities regulatory  authorities; (c) an administrative or judicial  decision  in  any relevant proceeding; (d) the manner in which the investments of any Portfolio are  being managed; (e) a difference in voting instructions given by variable annuity contract and variable life insurance policy Owners; (f) a decision by an  insurer  to  disregard  the voting instructions  of  Owners;  or  (g)  if

applicable,  a  decision  of  a  Qualified  Plan  to  disregard  the   voting

instructions  of  plan  participants.  The Board shall  promptly  inform  the

Company  if it determines that a material irreconcilable conflict exists  and the implications thereof.

      6.3   The  Company  will  report any potential  or  existing  conflicts

(including the occurrence of any event specified in paragraph 6.1  which  may give rise to such a conflict) of which it is aware to the Board.  The Company will assist the Board in carrying out their responsibilities under the Shared

Funding  Exemptive  Order,  by  providing  the  Board  with  all  information reasonably  necessary  for  the Board to consider  any  issues  raised.  This includes,  but is not limited to, an obligation by the Company to inform  the

Board    whenever   Owner   voting   instructions   are   disregarded.    The

responsibilities  of  the Company will be carried out  with  a  view  to  the interests of the Owners.

      6.4   If it is determined by a majority of the Board, or a majority  of its  disinterested trustees, that a material irreconcilable conflict  exists,

the  Company  and  other Participating Insurance Companies  shall,  at  their expense and to the extent reasonably practicable (as determined by a majority of  the disinterested directors), take whatever steps are necessary to remedy or  eliminate the material irreconcilable conflict, up to and including:  (1)

withdrawing  the assets allocable to some or all of the separate accounts  of

Participating  Insurance  Companies  from  the  Fund  or  any  Portfolio  and reinvesting such assets in a different investment medium, including (but  not limited to) another Portfolio of the Fund, or submitting the question whether such  segregation should be implemented to a vote of all affected Owners and,

as appropriate, segregating the assets of any particular group (i.e., annuity contract owners, life insurance contract owners, or variable contract  owners of one or more Participating Insurance Companies) that votes in favor of such segregation, or offering to the affected Owners the option of making  such  a change;  and (2) establishing a new registered management investment  company or managed separate account.

      6.5  If a material irreconcilable conflict arises because of a decision by  the  Company  to  disregard Owner voting instructions and  that  decision represents a minority position or would preclude a majority vote, the Company shall  be required, at the Fund's election, to withdraw the affected Separate

Account's  (or  subaccount's)  investment in  the  Fund  and  terminate  this

Agreement  with  respect to such Separate Account (or subaccount);  provided,

however, that such withdrawal and termination shall be limited to the  extent required by the foregoing material irreconcilable conflict as determined by a majority  of  the  disinterested members of the Board. The responsibility  to take  such  remedial  action shall be carried out with a  view  only  to  the interests of the Owners. Any such withdrawal and termination must take  place within six (6) months after the Fund gives written notice that this provision is  being  implemented,  and  until the end of  that  six  (6)  month  period

Distributor and the Fund shall continue to accept and implement orders by the

Company for the purchase and redemption of shares of the Fund.

      6.6   If a material irreconcilable conflict arises because a particular state insurance regulator's decision applicable to the Company conflicts with the  majority  of other state regulators, then the Company will withdraw  the affected  Separate  Account's  investment in  the  Fund  and  terminate  this

Agreement  within  six  (6) months after the Board  informs  the  Company  in

writing   that   it  has  determined  that  such  decision  has   created   a

irreconcilable material conflict; provided, however, that such withdrawal and termination  shall  be  limited  to  the extent  required  by  the  foregoing

irreconcilable  material  conflict  as  determined  by  a  majority  of   the

disinterested members of the Board.  Until the end of the foregoing  six  (6)

month period, Distributor and the Fund shall continue to accept and implement orders by the Company for the purchase and redemption of shares of the Fund.

      6.7   For  purposes  of Sections 6.4 through 6.7 of this  Agreement,  a majority  of  the disinterested members of the Board shall determine  whether

any   proposed  action  adequately  remedies  any   irreconcilable   material

conflict,  but  in  no event will the Fund be required  to  establish  a  new funding medium for the Variable Insurance Products. The Company shall not  be required  by  Section 6.4 to establish a new funding medium for the  Variable

Insurance  Products  if  an offer to do so has been declined  by  vote  of  a majority  of  Owners  materially  adversely affected  by  the  irreconcilable material  conflict. In the event that the Board determines that any  proposed action does not adequately remedy any irreconcilable material conflict,  then the  Company shall withdraw the affected Separate Account's investment in the

Fund  and  terminate  this Agreement within six (6) months  after  the  Board informs  the  Company  in  writing of the foregoing determination;  provided,

however, that such withdrawal and termination shall be limited to the  extent required  by  any  such material irreconcilable conflict as determined  by  a majority of the disinterested Members of the Board.

     6.8  If and to the extent that Rule 6e-2 or Rule 6e-3(T) are amended, or

Rule  6e-3 is adopted, to provide exemptive relief from any provision of  the

1940  Act or the rules promulgated thereunder with respect to mixed or shared funding  (as  defined  in the Shared Funding Exemptive Order)  on  terms  and conditions  materially different from those contained in the  Shared  Funding

Exemptive  Order,  then  (a)  the  Fund and/or  the  Participating  Insurance

Companies,  as  appropriate, shall take such steps as  may  be  necessary  to comply with Rules 6e-2 and 6e-3(T), as amended, and Rule 6e-3, as adopted, to the  extent such Rules are applicable; and (b) Sections 3.4, 3.5,  6.2,  6.3,

6.4,  6.5,  and 6.6 of this Agreement shall continue in effect  only  to  the extent that terms and conditions substantially identical to such Sections are contained in such Rule(s) as so amended or adopted.

ARTICLE VII.        Indemnification

7.1  Indemnification By the Company

     7.1(a)    The Company shall indemnify and hold harmless the Distributor,

the  Advisor,  the  Fund and each member of the Board and officers  and  each person, if any, who controls the Fund within the meaning of Section 15 of the

1933  Act  (collectively,  the "Indemnified Parties"  for  purposes  of  this

Section  7.1)  against  any  and  all losses,  claims,  damages,  liabilities

(including  amounts  paid  in  settlement with the  written  consent  of  the

Company)  or  litigation (including legal and other expenses), to  which  the

Indemnified  Parties  may  become subject under any statute,  regulation,  at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements are related to the sale of the Variable Insurance Products and:

          (i)   arise  out  of  or  are based upon any untrue  statements  or alleged  untrue  statements of any material fact contained  in  the registration  statement  or prospectus for the  Variable  Insurance

          Products  or  in  the  sales literature for the Variable  Insurance

          Products  (or any amendment or supplement to any of the foregoing),

          or  arise  out  of or are based upon the omission  or  the  alleged omission  to  state therein a material fact required to  be  stated

          therein or necessary to make the statements therein not misleading,

          provided that this Agreement to indemnify shall not apply as to any

          Indemnified  Party if such statement or omission  or  such  alleged statement  or omission was made in reliance upon and in  conformity with  information  furnished in writing to the  Company  by  or  on behalf  of  the  Fund  for  use in the  registration  statement  or prospectus  for  the Variable Insurance Products or  in  the  sales literature (or any amendment or supplement) or otherwise for use in connection with the sale of the Variable Insurance Products or Fund shares; or

          (ii)  arise  out of or are based upon statements or representations

          (other   than  statements  or  representations  contained  in   the

          Registration Statement, prospectus or sales literature of the  Fund not  supplied  by  the Company, or persons under  its  control)  or wrongful conduct of  the Company or persons under its control, with respect  to  the  sale  or distribution of the  Variable  Insurance

          Products; or

          (iii)      arise  out  of any untrue statement  or  alleged  untrue

          statement of a material fact contained in a Registration Statement,

          prospectus,  or  sales  literature of the  Fund  or  any  amendment thereof  or supplement thereto or the omission or alleged  omission to  state therein a material fact required to be stated therein  or necessary to make the statements therein not misleading if  such  a statement  or  omission  was  made  in  reliance  upon  information furnished to the Fund by or on behalf of the Company; or

          (iv)  arise as a result from any failure by the Company to  provide the  services  and furnish the materials under the  terms  of  this

          Agreement; or

          (v)   arise  out  of  or  result from any material  breach  of  any

          representation  and/or  warranty  made  by  the  Company  in   this

          Agreement or arise out of or result from any other material  breach of  this  Agreement by the Company, as limited by and in accordance with the provisions of Sections 7.1(b) and 7.1(c) hereof.

      7.1(b)     The  Company shall not be liable under this  indemnification provision  with  respect  to  any  losses, claims,  damages,  liabilities  or litigation  incurred or assessed against an Indemnified  Party  as  such  may arise from such Indemnified Party's willful misfeasance, bad faith, or  gross negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations or duties under this Agreement or to the Fund, whichever is applicable.

      7.1(c)     The  Company shall not be liable under this  indemnification provision with respect to any claim made against an Indemnified Party  unless such  Indemnified Party shall have notified the Company in writing  within  a reasonable  time  after  the  summons or other  first  legal  process  giving information  of  the  nature of the claim shall have been  served  upon  such

Indemnified Party (or after such Indemnified Party shall have received notice of  such  service on any designated agent), but failure to notify the Company of  any such claim shall not relieve the Company from any liability which  it may  have  to  the  Indemnified Party against whom  such  action  is  brought

otherwise  than on account of this indemnification provision.   In  case  any

such  action  is brought against an Indemnified Party, the Company  shall  be entitled  to participate, at its own expense, in the defense of such  action.

The  Company  also  shall  be entitled to assume the  defense  thereof,  with counsel satisfactory to the party named in the action.  After notice from the

Company  to  such party of the election of the Company to assume the  defense thereof,  the  Indemnified  Party shall bear the fees  and  expenses  of  any additional counsel retained by it, and the Company will not be liable to such party  under  this  Agreement  for any legal or other  expenses  subsequently incurred  by such party independently in connection with the defense  thereof other than reasonable costs of investigation.

      7.1(d)    The Indemnified Parties shall promptly notify the Company  of the  commencement of any litigation or proceeding against them in  connection with the issuance or sale of Variable Insurance Products or the operation  of the  Fund.  This indemnification shall be in addition to any liability  which the Company may otherwise have.

7.2  Indemnification By the Advisor

     7.2(a)    The Advisor shall indemnify and hold harmless the Company, and its  directors and officers and each person, if any, who controls the Company within  the  meaning  of  Section  15 of  the  1933  Act  (collectively,  the

"Indemnified Parties" for purposes of this Section 7.2) against any  and  all losses,  claims, damages, liabilities (including amounts paid  in  settlement with  the  written  consent of the Fund) or litigation (including  legal  and other expenses) to which the Indemnified Parties may become subject under any statute, at common law or otherwise, insofar as such losses, claims, damages,

liabilities  or  expenses (or actions in respect thereof) or settlements  are related to the operations of the Fund and:

            (i)  arise  out  of  or are based upon any untrue  statements  or alleged  untrue  statements of any material fact contained  in  the registration  statement or prospectus or sales literature  for  the

          Fund  (or any amendment or supplement to any of the foregoing),  or arise out of or are based upon the omission or the alleged omission to  state therein a material fact required to be stated therein  or necessary  to make the statements therein not misleading,  provided that  this  Agreement  to  indemnify shall  not  apply  as  to  any

          Indemnified  Party if such statement or omission  or  such  alleged statement  or omission was made in reliance upon and in  conformity with  information furnished in writing to the Advisor,  Distributor or  the  Fund  by  or  on  behalf of the Company  for  use  in  the registration statement or prospectus for the Fund or in  the  sales literature (or any amendment or supplement) or otherwise for use in connection with the sale of Fund shares;or

          (ii)  arise  out of or are based upon statements or representations

          (other   than  statements  or  representations  contained  in   the

          Registration  Statement,  prospectus or  sales  literature  of  the

          Variable   Insurance  Products  not  supplied   by   the   Advisor,

          Distributor  or persons under its control) or wrongful  conduct  of one  or  both  of  the  Fund or the Advisor or  persons  under  its control,  with respect to the sale or distribution of Fund  shares;

          or

          (iii)      arise  out  of any untrue statement  or  alleged  untrue

          statement of a material fact contained in a Registration Statement,

          prospectus, or sales literature of the Variable Insurance Products,

          or  any amendment thereof or supplement thereto, or the omission or alleged  omission to state therein a material fact required  to  be stated  therein  or  necessary to make the statements  therein  not misleading  if  such a statement or omission was made  in  reliance upon and in conformity with information furnished to the Company by or on behalf of the Fund; or

          (iv)  arise  out  of or result from any failure by the  Advisor  to provide  the services and furnish the materials under the terms  of this  Agreement (including a failure to comply with the diversifica tion requirements specified in Article II of this Agreement); or

          (v)  arise  out  of  or  result from any  material  breach  of  any representation  and/or warranty made by the Fund in this  Agreement or  arise out of or result from any other material breach  of  this

          Agreement by the Fund;

as  limited  by and in accordance with the provisions of Sections 7.2(b)  and

7.2(c) hereof.

      7.2(b)     The  Advisor shall not be liable under this  indemnification provision  with  respect  to  any  losses, claims,  damages,  liabilities  or litigation  incurred or assessed against an Indemnified  Party  as  such  may arise  from such Indemnified Party's willful misfeasance, bad faith, or gross negligence in the performance of such Indemnified Party's duties or by reason of  such  Indemnified  Party's reckless disregard of obligations  and  duties under  this  Agreement  or  to the Company, the  Fund,  Distributor  or  each

Separate Account, whichever is applicable.

      7.2(c)     The  Advisor shall not be liable under this  indemnification provision with respect to any claim made against an Indemnified Party  unless such  Indemnified Party shall have notified the Advisor in writing  within  a reasonable  time  after  the  summons or other  first  legal  process  giving information  of  the  nature  of  the  claim  shall  have  served  upon  such

Indemnified Party (or after such Indemnified Party shall have received notice of  such  service on any designated agent), but failure to notify the Advisor of  any such claim shall not relieve the Advisor from any liability which  it may  have  to  the  Indemnified Party against whom  such  action  is  brought

otherwise  than on account of this indemnification provision.   In  case  any

such  action  is brought against and Indemnified Party, the Advisor  will  be

entitled  to  participate, at its own expense, in the defense  thereof.   The

Advisor  also  shall be entitled to assume the defense thereof, with  counsel satisfactory to the party named in the action.  After notice from the Advisor to  such  party of the Advisor's election to assume the defense thereof,  the

Indemnified Party shall bear the fees and expenses of any additional  counsel retained  by it, and the Advisor will not be liable to such party under  this

Agreement for any legal or other expenses subsequently incurred by such party independently  in connection with the defense thereof other  than  reasonable costs of investigation.

      7.2(d)     The  Company agrees promptly to notify the  Advisor  of  the commencement  of  any litigation or proceedings against  it  or  any  of  its officers or directors in connection with this Agreement, the issuance or sale of  the  Variable  Insurance Products or the operation of the  Account.  This indemnification shall be in addition to any liability which the  Advisor  may otherwise have.

     7.3  Indemnification by the Distributor

     7.3(a)    The Distributor shall indemnify and hold harmless the Company,

and  each of its directors and officers and each person, if any, who controls the  Company  within the meaning of Section 15 of the 1933 Act (collectively,

the  "Indemnified Parties" for purposes of this Section 7.3) against any  and all  losses, claims, damages, liabilities or litigation (including legal  and other expenses) to which the Indemnified Parties may become subject under any statute, at common law or otherwise, insofar as such losses, claims, damages,

liabilities  or  expenses (or actions in respect thereof) or settlements  are related to the sale or acquisition of the Fund's shares and:

          (i)   arise  out of or are based upon statements or representations

          (other   than  statements  or  representations  contained  in   the

          Registration  Statement,  prospectus or sales  literature  for  the

          Variable  Insurance  Products  not  supplied  by  the  Distributor,

          Advisor, Fund or persons under its control) or wrongful conduct  of

          the   Distributor or persons under its control, with respect to the sale or distribution of the Fund shares; or

          (ii)  arise out of any untrue statement or alleged untrue statement of  a  material fact contained in sales literature of the  Variable

          Insurance Products, or any amendment thereof or supplement thereto,

          or  the  omission or alleged omission to state therein  a  material fact  required  to  be  stated therein or  necessary  to  make  the statements  therein not misleading if such a statement or  omission was  made  in  reliance  upon  and in conformity  with  information furnished to the Company by the Distributor, or

          (iii)      arise  out  of  or  result  from  any  failure  by   the

          Distributor to provide the services and furnish the materials under the terms of this Agreement; or

          (iv)  arise  out  of  or  result from any material  breach  of  any representation  and/or  warranty made by the  Distributor  in  this

          Agreement or arise out of or result from any other material  breach of this Agreement by the Distributor;

as  limited  by and in accordance with the provisions of Sections 7.3(b)  and

7.3(c) hereof.

     7.3(b)    The Distributor shall not be liable under this indemnification provision  with  respect  to  any  losses, claims,  damages,  liabilities  or litigation to which an Indemnified Party would otherwise be subject by reason of  such  Indemnified  Party's  willful  misfeasance,  bad  faith,  or  gross negligence in the performance of such Indemnified Party's duties or by reason of  such  Indemnified  Party's reckless disregard of obligations  and  duties under this Agreement or to the Company or the Separate Account, whichever  is applicable.

     7.3(c)    The Distributor shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party  unless such  Indemnified Party shall have notified the Distributor in writing within a  reasonable  time  after the summons or other first  legal  process  giving information  of  the  nature  of  the  claim  shall  have  served  upon  such

Indemnified Party (or after such Indemnified Party shall have received notice of  such  service  on  any  designated agent),  but  failure  to  notify  the

Distributor  of  any  such claim shall not relieve the Distributor  from  any liability which it may have to the Indemnified Party against whom such action

is  brought otherwise than on account of this indemnification provision.   In

case any such action is brought against an Indemnified Party, the Distributor will  be entitled to participate, at its own expense, in the defense thereof.

The  Distributor also shall be entitled to assume the defense  thereof,  with counsel satisfactory to the party named in the action.  After notice from the

Distributor to such party of the Distributor's election to assume the defense thereof,  the  Indemnified  Party shall bear the fees  and  expenses  of  any additional counsel retained by it, and the Distributor will not be liable  to such  party under this Agreement for any legal or other expenses subsequently incurred  by such party independently in connection with the defense  thereof other than reasonable costs of investigation.

      7.3(d)    The Company agrees promptly to notify the Distributor of  the commencement  of any litigation or proceedings against them or any  of  their respective  officers  or  directors in connection with  this  Agreement,  the issuance  or  sale  of the Variable Insurance Products or  the  operation  of either  Account. This indemnification shall be in addition to  any  liability which the Distributor may otherwise have.

ARTICLE VIII.  Applicable Law

      8.1   This  Agreement  shall  be construed and  the  provisions  hereof interpreted under and in accordance with the laws of New York.

     8.2  This Agreement shall be subject to the provisions of the 1933, 1934 and  1940  Acts,  and  the  rules  and regulations  and  rulings  thereunder,

including such exemptions from those statutes, rules and regulations  as  the

SEC  may  grant (including, but not limited to, the Shared Funding  Exemptive

Order)  and the terms hereof shall be interpreted and construed in accordance therewith.

ARTICLE XI.  Termination

      9.1.  This Agreement shall continue in full force and effect until  the first to occur of:

          (a)  termination by any party for any reason by six months' advance written notice delivered to the other parties; or

          (b)   termination by the Company by written notice to the Fund  and the  Distributor  with  respect to any  Portfolio  based  upon  the

          Company's  determination  that shares of  such  Portfolio  are  not reasonably  available to meet the requirements of the Contracts  or not consistent with the Company's obligations to Owners; or

          (c)   termination by the Company by written notice to the Fund  and the  Distributor with respect to any Portfolio in the event any  of the  Portfolio's  shares  are not registered,  issued  or  sold  in accordance  with applicable state and/or federal law  or  such  law precludes  the  use  of  such shares as the underlying  investments media of the Variable Insurance Products issued or to be issued  by the Company; or

          (d)   termination by the Company by written notice to the Fund  and the  Distributor with respect to any Portfolio in  the  event  that such  Portfolio ceases to qualify as a Regulated Investment Company under  Subchapter  M  of the Code or any independent  or  resulting failure  under Section 817 of the Code, or under any  successor  or similar  provision of either, or if the Company reasonably believes that the Fund may fail to so qualify; or

          (e)   termination by either the Fund or the Distributor by  written notice  to  the Company, if either one or both of the Fund  or  the

          Distributor respectively, shall determine, in their sole  judgement exercised  in good faith, that the Company has suffered a  material adverse  change in their business, operations, financial  condition or  prospects since the date of this Agreement or is the subject of material  adverse publicity; but no termination shall be  effective under  this  subsection (e) until the Company has been  afforded  a reasonable opportunity to respond to a statement by the Fund or the

          Distributor   concerning  the  reason  for  notice  of  termination

          hereunder; or

          (f)   termination by the Company by written notice to the Fund  and the  Distributor,  if  the Company shall  determine,  in  its  sole judgement  exercised in good faith, that either  the  Fund  or  the

          Distributor has suffered a material adverse change in its business,

          operations, financial condition or prospects since the date of this

          Agreement or is the subject of material adverse publicity;  but  no termination shall be effective under this subsection (f) until  the

          Company has been afforded a reasonable opportunity to respond to  a statement by the Fund or the Distributor concerning the reason  for notice of termination hereunder.

          (g)   At  the option of the Fund if the Variable Insurance Products cease  to qualify as annuity contracts or life insurance contracts,

          as  applicable, under the Code, of if the Fund reasonably  believes that  the  Variable  Insurance Products may  fail  to  so  qualify.

          Termination  shall  be  effective upon receipt  of  notice  by  the

          Company.

          (h)   At  the option of the Company, upon the Fund's breach of  any material  provision of this Agreement, which breach  has  not  been cured to the satisfaction of the Company within ten (10) days after written notice of such breach is delivered to the Fund.

          (i)   At  the option of the Fund, upon the Company's breach of  any material  provision of this Agreement, which breach  has  not  been cured  to  the satisfaction of the Fund within ten (10) days  after written notice of such breach is delivered to the Company.

          (j)   At  the  option  of  the Company, if the  Variable  Insurance

          Products are not sold in accordance with applicable federal  and/or state  law  by  the  Distributor. Termination  shall  be  effective immediately upon such occurrence without notice.

          (k)   At the option of the Fund, if the Variable Insurance Products are not registered and issued in accordance with applicable federal and/or  state law. Termination shall be effective immediately  upon such occurrence without notice.

      9.2  Effect  of  Termination. Notwithstanding any termination  of  this

Agreement,  the Fund and the Distributor shall at the option of the  Company,

continue  to  make available additional shares of the Fund  pursuant  to  the terms  and conditions of this Agreement, for all Variable Insurance  Products in effect on the effective date of termination of this Agreement (hereinafter referred  to as "Existing Contracts"). Specifically, without limitation,  the

Owners of the Existing Contracts shall be permitted to reallocate investments in  the  Fund, redeem investments in the Fund and/or invest in the Fund  upon the  making of additional purchase payments under the Existing Contracts. The parties agree that this Section 9.2 shall not apply to any terminations under

Article  VI and the effect of such Article VI terminations shall be  governed by  Article  VI of this Agreement. However, in no event shall  the  Fund  and

Distributor  be  required  to make additional shares  available  to  Existing

Contracts for more that six (6) months after the date of termination  of  the

Agreement.

      9.3   The  Company  shall not redeem Fund shares  attributable  to  the

Variable  Insurance Products (as opposed to Fund shares attributable  to  the

Company's  assets held in the Separate Account) except (i)  as  necessary  to implement  Owner initiated or approved transactions, or (ii) as  required  by state and/or federal laws or regulations or judicial or other legal precedent of  general  application  (hereinafter referred to  as  a  "Legally  Required

Redemption") or (iii) as permitted by an order of the SEC pursuant to Section

26(b) of the 1940 Act. Upon request, the Company will promptly furnish to the

Fund  and  the  Distributor the opinion of counsel  for  the  Company  (which counsel shall be reasonably satisfactory to the Fund and the Distributor)  to the effect that any redemption pursuant to the clause (ii) above is a Legally

Required  Redemption. Furthermore, except in cases where permitted under  the terms of the Variable Insurance Products, and as may be in the best interests of Owners, as determined by the Company, the Company shall not prevent Owners from  allocating  payments to a Portfolio that was otherwise available  under the  Contracts without first giving the Fund or the Distributor  ninety  (90)

days notice of its intention to do so.

      9.4   Notwithstanding any termination of this Agreement for any reason,

the  terms and conditions of the following provisions of this Agreement shall remain  in effect with respect to any Existing Contract, for so long as  such

Existing  Contract has assets invested in the Fund: Section 1.3  to  1.10  of

Article  I  (governing  the pricing and redemption  of  shares);  Article  II

(Representations and Warranties); Sections 3.1 through 3.3 and 3.5 of Article

III  (Prospectus  and  Proxy Statements, and Voting); Articles  IV  and  VIII

(Sales   Material   and  Information;  Fees  and  Expenses,  Diversification;

Potential   Conflicts;  Indemnification;  and  Applicable  Law);  Article   X

(Notices);  and  Sections 11.1, 11.2, and 11.5 through  11.8  of  Article  XI

(Miscellaneous). Further, notwithstanding any termination of  this  Agreement for  any reason, the terms and conditions of the following provisions of this

Agreement  shall remain in effect with regard to Variable Insurance  Products previously invested in the Fund: Article II (Representations and Warranties);

and Article VIII (Indemnification).

ARTICLE X.  Notices

      Any  notice  shall  be sufficiently given when sent  by  registered  or certified  mail  to the other party at the address of such  party  set  forth below or at such other address as such party may from time to time specify in writing to the other party.

          If to the Fund:

               c/o Manning & Napier Insurance Fund, Inc.
               1100 Chase Square
               Rochester, NY 14604
               Attention:  Corporate Secretary

          If to the Company:

               Keyport Benefit Life Insurance Company
               Service Office
               125 High Street
               Boston, MA 02110
               Attention:  General Counsel

          If to Distributor:

               Manning & Napier Investor Services, Inc.
               1100 Chase Square
               Rochester, NY 14604
               Attention:   Secretary

ARTICLE XI.    Miscellaneous

     11.1  All persons dealing with the Fund must look solely to the property of the Fund for the enforcement of any claims against the Fund as neither the

Board, officers, agents or shareholders assume any personal liability for any obligations entered into on behalf of the Fund.

      11.2   Subject  to  the  requirements of legal process  and  regulatory authority,  each  party  hereto shall treat as  confidential  the  names  and addresses  of  the  Owners  and  all  information  reasonably  identified  as confidential in writing by any other party hereto and, except as permitted by this  Agreement, shall not disclose, disseminate or utilize  such  names  and addresses and other confidential information until such time as it  may  come into  the  public domain without the express written consent of the  affected party.

      11.3   The  captions in this Agreement are included for convenience  of reference only and in no way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

      11.4   This  Agreement may be executed simultaneously in  two  or  more counterparts, each of which taken together shall constitute one and the  same instrument.

      11.5   If any provision of this Agreement shall be held or made invalid by  a  court  decision,  statute, rule or otherwise,  the  remainder  of  the

Agreement shall not be affected thereby.

      11.6   Each party hereto shall cooperate with each other party and  all appropriate governmental authorities (including without limitation  the  SEC,

the  NASD,  and state insurance regulators) and shall permit such authorities

reasonable  access  to  its  books  and  records  in  connection   with   any

investigation  or  inquiry  relating to this Agreement  or  the  transactions contemplated hereby.

      11.7   The rights, remedies and obligations contained in this Agreement are  cumulative  and  are  in addition to any and all  rights,  remedies  and obligations,  at law or in equity, which the parties hereto are  entitled  to under state and federal laws.

      11.8  This Agreement or any of the rights and obligations hereunder may not be assigned by any party without the prior written consent of all parties hereto;  provided, however, that the Distributor may assign the Agreement  or any  rights  or  obligations hereunder to any affiliate of or  company  under common control with the Distributor (but in such event the Distributor  shall

continue  to  be  liable  under  Article  VII  of  this  Agreement  for   any

indemnification due to the Company, and assignee shall also  be  liable),  if such  assignee is duly licensed and registered to perform the obligations  of the Distributor under this Agreement.

      11.9  No provision of the Agreement may be amended or modified  in  any manner except by a written agreement properly authorized and executed by  the

Fund, the Distributor and the Company.

     IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to  be  executed  in  its  name  and on its behalf  by  its  duly  authorized representative  and its seal to be hereunder affixed hereto as  of  the  date specified below.

                         KEYPORT BENEFIT LIFE INSURANCE COMPANY
                         By its authorized officer,

                         By:

                         Title:

                         Date:

                         MANNING & NAPIER INVESTOR SERVICES, INC.
                         By its authorized officer,

                         By:

                         Title:

                         Date:

                         MANNING & NAPIER INSURANCE FUND, INC.
                         By its authorized officer,

                         By:

                         Title:

                         Date:

                         MANNING & NAPIER ADVISORS, INC.
                         By its authorized officer,

                         By:

                         Title:

                         Date:
                                 Schedule A

                       Manning & Napier Insurance Fund


Manning & Napier Moderate Growth Portfolio

Manning & Napier Growth Portfolio

Manning & Napier Equity Portfolio

Manning & Napier Small Cap Portfolio

Manning & Napier Bond Portfolio

Manning & Napier Maximum Horizon Portfolio




                           Schedule B

Separate Accounts             Selected Funds

Variable Account A            Manning & Napier Moderate Growth Portfolio

                              Manning & Napier Growth Portfolio

                              Manning & Napier Equity Portfolio

                              Manning & Napier Small Cap Portfolio

                              Manning & Napier Bond Portfolio

                              Manning & Napier Maximum Horizon Portfolio


_________________________________________________________________

Contract - Form Number

DVA(1)/NY           (Group Master Contract)

DVA(1)/CERT/NY      (Group Certificate)

                                                      EXHIBIT 8(c)
                           PARTICIPATION AGREEMENT
                                    AMONG
                   KEYPORT BENEFIT LIFE INSURANCE COMPANY,
                      KEYPORT FINANCIAL SERVICES CORP.,
                                     and
                     STEINROE VARIABLE INVESTMENT TRUST


     This Agreement, made and entered into as of this 8th day of May, 1998 by and  among Keyport Benefit Life Insurance Company (the "Company"), on its own

behalf  and  on  behalf  of  its Separate Account(s),  each  of  which  is  a segregated  asset account of the Company, SteinRoe Variable Investment  Trust

(the "Trust"), and Keyport Financial Services Corp. ("KFSC").

      WHEREAS,  the  Trust  engages in business  as  an  open-end  management investment  company  and  is available to act as the investment  vehicle  for separate  accounts  established  for variable  life  insurance  policies  and variable  annuity contracts (collectively, "Variable Insurance Products")  to be  offered  by  insurance  companies which have entered  into  participation

agreements   substantially   identical   to   this   Agreement   (hereinafter

"Participating Insurance Companies"); and

      WHEREAS,  the beneficial interest in the Trust is divided into  several series of shares (such series being hereinafter referred to individually as a

"Series" or collectively as the "Series"); and

      WHEREAS, the Trust relies on an order from the Securities and  Exchange

Commission  ("SEC"),  dated July 1, 1988 (File No. 812-7044),  granting  life insurance companies and variable annuity and variable life insurance separate accounts  exemptions from the provisions of Sections 9(a), 13(a), 15(a),  and

15(b) of the Investment Company Act of 1940, as amended (the "1940 Act")  and

Rules  6e-2(b)(15) and 6e-3(T)(b)(15) thereunder to the extent  necessary  to permit  shares  of the Trust to be sold to and held by variable  annuity  and variable life insurance separate accounts of both affiliated and unaffiliated life  insurance companies (hereinafter the "Shared Funding Exemptive Order");

and

      WHEREAS,  the Trust is registered as an open-end management  investment company under the 1940 Act and its shares are registered under the Securities

Act of 1933, as amended (the "1933 Act"); and

      WHEREAS,  Stein  Roe  &  Farnham Incorporated. ("Stein  Roe")  is  duly registered  as  an investment adviser under the Advisers Act  and  applicable state securities laws; and provides certain administrative services; and

      WHEREAS,  Liberty Investment Services, Inc. ("LIS") serves as  transfer agent to the Trust; and

      WHEREAS,  the Company has registered or will register certain  Variable

Insurance Products under the 1933 Act; and

      WHEREAS,  the Company has established duly organized, validly  existing segregated  asset  accounts (the "Separate Accounts") by  resolution  of  the

Board of Directors of the Company; and

      WHEREAS,  the Company has registered or will register certain  Separate

Accounts as unit investment trusts under the 1940 Act; and

      WHEREAS, the Company relies on certain provisions of the 1940 and  1933

Acts  that  exempt certain Separate Accounts and Variable Insurance  Products from the registration requirements of the Acts in connection with the sale of

Variable Insurance Products under certain tax-advantaged retirement programs,

described  in  Article  II., Section 2.12. and as provided  for  by  Internal

Revenue Code of 1986, as amended (the "Code"); and

      WHEREAS,  KFSC is registered as a broker-dealer with the SEC under  the

Securities Exchange Act of 1934, as amended (the "1934 Act"), and is a member in good standing of the National Association of Securities Dealers, Inc. (the

"NASD");

      WHEREAS,  to  the  extent permitted by applicable  insurance  laws  and regulations, the Company intends to purchase shares of the Trust on behalf of each Separate Account to fund certain Variable Insurance Products and KFSC is authorized  to  sell  such  shares to unit investment  trusts  such  as  each

Separate Account at net asset value; and

      NOW, THEREFORE, in consideration of their mutual promises, the Company,

KFSC and the Trust agree as follows:

ARTICLE I.  Sale of Fund Shares

      1.1. KFSC will sell to the Company those shares of the Trust which each

Separate  Account orders, executing such orders on a daily basis at  the  net asset  value next computed after receipt by the Separate Accounts of purchase payments  or  for  the  business  day on which  transactions  under  Variable

Insurance  Products are effected by the Separate Accounts.  For  purposes  of this Section 1.1., LIS shall be the designee of the Trust for receipt of such orders  from  each  Separate  Account and  receipt  by  such  designee  shall constitute receipt by the Trust.  "Business Day" shall mean any day on  which the  New  York Stock Exchange is open for trading and any other day on  which the Trust calculates its net asset value pursuant to the rules of the SEC.

      1.2. The Trust will make its shares available indefinitely for purchase at  the  applicable net asset value per share by the Company and its Separate

Accounts  on  those days on which the Trust calculates its  net  asset  value pursuant  to rules of the SEC and the Trust shall use reasonable  efforts  to calculate  such  net  asset value on each Business Day.  Notwithstanding  the foregoing, the Board of Trustees of the Trust (the "Trustees") may refuse  to sell shares of any Series to any person, or suspend or terminate the offering of  shares  of any Series if such action is required by law or by  regulatory authorities  having  jurisdiction  or is,  in  the  sole  discretion  of  the

Trustees,  acting in good faith and in light of their fiduciary duties  under federal and any applicable state laws, necessary in the best interests of the shareholders of such Series.

     1.3. The Trust and KFSC agree that shares of the Trust will be sold only to  Participating Insurance Companies and their Separate Accounts.  No shares of any Series will be sold to the general public.

      1.4.  The  Trust and KFSC will not sell Trust shares to  any  insurance company  or  separate  account  unless  an  agreement  containing  provisions substantially the same as Articles I., III., V., VII. and Sections  2.5.  and

2.12. of Article II. of this Agreement is in effect to govern such sales.

      1.5. The Trust will redeem for cash, at the Company's request, any full or  fractional  shares  of  the  Trust held by the  Company,  executing  such requests on a daily basis at the net asset value next computed after  receipt by  the  Separate Accounts of redemption requests or for the Business Day  on which  transactions  under Variable Insurance Products are  effected  by  the

Separate Accounts.  For purposes of this Section 1.5., Stein Roe shall be the designee  of  the  Trust  for receipt of requests  for  redemption  for  each

Separate Account.

     Subject to the applicable rules and regulations, if any, of the SEC, the

Trust  may pay the redemption price for shares of any Series in whole  or  in part  by a distribution in kind of securities from the portfolio of the Trust allocated to such Series in lieu of money, valuing such securities  at  their value  employed  for  determining net asset value governing  such  redemption price,  and selecting such securities in a manner the Trustees may  determine in good faith to be fair and equitable.

      1.6.  The  Trust may suspend the redemption of any full  or  fractional shares  of  the Trust (1) for any period (a) during which the New York  Stock

Exchange is closed (other than customary weekend and holiday closings) or (b)

during  which trading on the New York Stock Exchange is restricted;  (2)  for any period during which an emergency exists as a result of which (a) disposal by  the Trust of securities owned by it is not reasonably practicable or  (b)

it  is not reasonably practicable for the Trust fairly to determine the value of  its  net  assets; or (3) for such other periods as the SEC may  by  order permit for the protection of shareholders of the Trust.

      1.7.  The  Company will purchase and redeem the shares of  each  Series offered  by  the then current prospectus of the Trust and in accordance  with the  provisions  of  such prospectus and statement of additional  information

(the  "SAI")  (collectively  referred to as  "Prospectus,"  unless  otherwise

provided).   The  Company  agrees that all net amounts  available  under  the

Variable  Insurance  Products with the form number(s)  which  are  listed  on

Schedule A attached hereto and incorporated herein by this reference, as such

Schedule  A  may  be  amended from time to time hereafter by  mutual  written agreement  of all the parties hereto (the "Contracts"), shall be invested  in the  Trust,  in  such other trusts advised by Stein Roe as  may  be  mutually agreed  to  in  writing  by the parties hereto, or in the  Company's  general accounts,  provided that such amounts may also be invested in  an  investment company other than the Trust if (a) such other investment company, or  series thereof,  has  investment  objectives  or  policies  that  are  substantially different  from the investment objectives and policies of each of the  Series of  the  Trust; or (b)  the Company gives the Trust and KFSC forty-five  (45)

days  written  notice of its intention to make such other investment  company available  as  a  funding  vehicle  for the  Contracts;  or  (c)  such  other investment company was available as a funding vehicle for the Contracts prior to  the date of this Agreement and the Company so informs the Trust and  KFSC prior to its signing this Agreement; or (d) the Trust or KFSC consents to the use of such other investment company.

      1.8.  The  Company shall pay for Trust shares on the next Business  Day after  an  order  to  purchase Trust shares is made in  accordance  with  the provisions  of  Section  1.1. hereof.  Payment  shall  be  in  federal  funds transmitted by wire, or may otherwise be provided by separate agreement.

      1.9.  Issuance and transfer of the Trusts' shares will be by book entry

only.   Stock  certificates will not be issued to either the Company  or  the

Separate  Accounts.  Shares ordered from the Trust will  be  recorded  in  an appropriate title for each Separate Account or the appropriate subaccount  of each Separate Account.

     1.10. The Trust, through its designee LIS, shall furnish same day notice

(by  wire  or telephone, followed by written confirmation) to the Company  of any  income dividends or capital gain distributions payable on the shares  of any  Series.  The Company hereby elects to receive all such income, dividends and capital gain distributions as are payable on the shares of each Series in additional shares of that Series.  The Company reserves the right  to  revoke this  election  and to receive all such income, dividends  and  capital  gain

distributions  in  cash.   The Trust shall notify  the  Company  through  its

designee,  LIS, of the number of shares so issued as payment of such  income,

dividends and distributions.

     1.11. The Trust shall make the net asset value per share for each Series available  to  the  Company on a daily basis as soon as reasonably  practical after  the  net asset value per share is calculated and shall  use  its  best efforts  to  make such net asset value per share available by 7 p.m.,  Boston time.

ARTICLE II.  Representations and Warranties

      2.1. The Company represents and warrants that the Contracts are or will be registered under the 1933 Act to the extent required by the 1933 Act; that the  Contracts will be issued and sold in compliance in all material respects with all applicable federal and state laws and that the sale of the Contracts shall  comply  in  all  material respects with  state  insurance  suitability

requirements.   The Company further represents and warrants  that  it  is  an insurance  company duly organized and in good standing under  applicable  law and  that  prior to any issuance or sale of any Contract it has  legally  and validly established each Separate Account as a segregated asset account under the  applicable  state insurance laws and has registered  or,  prior  to  any issuance or sale of the Contracts, will register each Separate Account  as  a unit  investment trust in accordance with the provisions of the 1940  Act  to serve  as  a  segregated investment account for the Contracts, to the  extent required by the 1940 Act.

      2.2.  The Trust represents and warrants that Trust shares sold pursuant to  this  Agreement  shall be registered under the 1933  Act  to  the  extent required by the 1933 Act, duly authorized for issuance and sold in compliance with the laws of the Commonwealth of Massachusetts and all applicable federal and  any  state  securities  laws and that the  Trust  is  and  shall  remain

registered  under the 1940 Act to the extent required by the 1940  Act.   The

Trust  shall amend the registration statement for its shares under  the  1933

Act  and  the 1940 Act from time to time as required in order to  effect  the continuous offering of its shares.  The Trust shall register and qualify  the shares for sale in accordance with the laws of the various states only if and to the extent deemed advisable by the Trust or KFSC.

      2.3.  The  Trust represents that it intends to qualify as  a  Regulated

Investment Company under Subchapter M of the Code and that it will make every effort to maintain such qualification (under Subchapter M or any successor or similar  provision)  and  that it will notify the  Company  immediately  upon having  a reasonable basis for believing that it has ceased to so qualify  or that it might not so qualify in the future.

      2.4. The Company represents that the Contracts are currently treated as endowment, annuity or life insurance contracts under applicable provisions of the  Code  and that it will make every effort to maintain such treatment  and that  it  will notify the Trust and KFSC immediately upon having a reasonable basis  for believing that the Contracts have ceased to be so treated or  that they might not be so treated in the future.

     2.5. The Trust currently does not intend to make any payments to finance distribution expenses pursuant to Rule 12b-1 under the 1940 Act or otherwise,

although  it may make such payments in the future consistent with  applicable law.  To the extent that it decides to finance distribution expenses pursuant to  Rule 12b-1, the Trust undertakes to have its Trustees, a majority of whom are not interested persons of the Trust, formulate and approve any plan under

Rule 12b-1 to finance distribution expenses.

      2.6. The Trust makes no representation as to whether any aspect of  its operations  (including, but not limited to, fees and expenses and  investment policies)  complies  with the insurance laws or regulations  of  the  various states  except  that the Trust represents that it is currently in  compliance and  shall  at  all times remain in compliance with the applicable  insurance laws  of  the domiciliary states of the Participating Insurance Companies  to the  extent  that the Participating Insurance Company advises the  Trust,  in writing, of such laws or any changes in such laws.

      2.7.  KFSC represents and warrants that it is a member in good standing of  the NASD and is registered as a broker-dealer with the SEC.  KFSC further represents  that it will sell and distribute the Trust shares  in  accordance with  the laws of the Commonwealth of Massachusetts and all applicable  state and  federal securities laws, including without limitation the 1933 Act,  the

1934 Act, and the 1940 Act.

      2.8.  The  Trust represents that it is lawfully organized  and  validly existing under the laws of the Commonwealth of Massachusetts and that it does and will comply in all material aspects with the 1940 Act.

      2.9.  The  Trust represents and warrants that Stein Roe  is  and  shall remain duly registered as an investment adviser in all material aspects under all  applicable  federal and state securities laws and that Stein  Roe  shall perform  its obligations for the Trust in compliance in all material respects with  the  applicable  laws  of the Commonwealth  of  Massachusetts  and  any applicable state and federal securities laws.

      2.10.  The  Trust  represents and warrants that all  of  its  trustees,

officers,  employees,  investment advisers,  and  other  individuals/entities having  access to securities or funds of the Trust are and shall continue  to be  at all times covered by a joint fidelity bond in an amount not less  than three  million  seven  hundred fifty thousand dollars  ($3,750,000)  with  no deductible amount.  The aforesaid bond shall include coverage for larceny and embezzlement and shall be issued by a reputable fidelity insurance company.

      2.11.  The  Company represents and warrants that all of its  directors,

officers,  employees,  investment advisers,  and  other  individuals/entities having  access to securities or funds of the Trust are and shall continue  to be  at  all times covered by a blanket fidelity bond or similar coverage  for the  benefit  of  the Trust, in an amount not less than ten  million  dollars

($10,000,000)  with no deductible amount.  The aforesaid bond  shall  include coverage  for  larceny and embezzlement and shall be issued  by  a  reputable fidelity insurance company.

      2.12. The Company represents and warrants that it will not, without the prior  written  consent of KFSC, purchase Trust shares with Separate  Account assets  derived  from the sale of Contracts to individuals or entities  which qualify  under  current or future state or federal law for any  type  of  tax advantage  (whether  by  a reduction or deferral of, deduction  or  exemption from,  or  credit against income or otherwise).  Examples of  such  types  of funds  under  current  law include:  any tax-advantaged  retirement  program,

whether  maintained  by  an  individual, employer,  employee  association  or otherwise  (including, without limitation, retirement programs which  qualify under Sections 401(a), 401(k), 403(a), 403(b), 408 and 457 of the Code),  and

any  retirement  programs maintained for employees of the Government  of  the

United  States  or  by  the government of any state or political  subdivision thereof, or by any agency or instrumentality of any of the foregoing.

      2.13. The Company represents and warrants that it will not transfer  or otherwise  convey shares of the Trust, without the prior written  consent  of

KFSC.

ARTICLE III.  Prospectus and Proxy Statements; Voting

      3.1.  KFSC shall provide the Company with as many copies of the Trust's current  prospectus, excluding the SAI, as the Company may reasonably request in  connection  with  delivery  of  the prospectus,  excluding  the  SAI,  to shareholders and purchasers of Variable Insurance Products.  If requested  by the  Company  in  lieu  thereof, the Trust shall provide  such  documentation

(including a final copy of the new prospectus, excluding the SAI, as  set  in type  at the Trust's expense) and other assistance as is reasonably necessary in order for the Company once each year (or more frequently if the prospectus for  the  Trust is amended) to have the prospectus for the Contracts and  the

Trust's prospectus, excluding the SAI, printed together in one document (such printing to be at the Company's expense).

      3.2.  The Trust's prospectus shall state that the SAI for the Trust  is available  from KFSC and the Trust, at its expense, shall provide final  copy of  such  SAI to KFSC for duplication and provision to any prospective  owner who  requests  the  SAI  and  to any owner of a  Variable  Insurance  Product

("Owners").

     3.3. The Trust, at its expense, shall provide the Company with copies of its  proxy  material,  reports to shareholders and  other  communications  to shareholders  in  such quantity as the Company shall reasonably  require  for distribution to Owners.

      3.4. If and to the extent required by law, the Company and, so long  as and to the extent that the SEC continues to interpret the 1940 Act to require pass-through voting privileges for Owners, the Trust shall:

     (i)   solicit voting instructions from Owners;

     (ii)  vote the Trust shares in accordance with instructions received from Owners; and

     (iii) vote Trust shares for which no instructions have been received in the same proportion as Trust shares of such Series for which instructions have been received;

The  Company  reserves the right to vote Trust shares held in any  segregated

asset   account  in  its  own  right,  to  the  extent  permitted   by   law.

Participating Insurance Companies shall be responsible for assuring that each of  their  Separate  Accounts participating in the  Trust  calculates  voting privileges  in  a  manner consistent with the standards  to  be  provided  in writing to the Participating Insurance Companies.

     3.5. The Trust will comply with all provisions of the 1940 Act requiring voting  by  shareholders.  The Trust reserves the right to take all  actions,

including but not limited to, the dissolution, merger, and sale of all assets of  the  Trust  upon the sole authorization of its Trustees,  to  the  extent permitted by the laws of the Commonwealth of Massachusetts and the 1940 Act.

ARTICLE IV.  Sales Material and Information

      4.1. The Company shall furnish, or shall cause to be furnished, to  the

Trust  or  its designee, each piece of sales literature or other  promotional material in which the Trust or Stein Roe, or any sub-adviser ("Sub-Adviser"),

or  KFSC  is  named, at least fifteen (15) days prior to its  use.   No  such

material shall be used if the Trust or its designee object to such use within fifteen (15) days after receipt of such material.

       4.2.  The  Company  shall  not  give  any  information  or  make   any

representations or statements on behalf of the Trust or concerning the  Trust in  connection  with the sale of the Contracts other than the information  or representations contained in the registration statement or Prospectus for the

Trust shares, as such registration statement and Prospectus may be amended or supplemented  from  time to time, or in reports or proxy statements  for  the

Trust,  or in sales literature or other promotional material approved by  the

Trust or its designee or by KFSC, except with the permission of the Trust  or

KFSC or the designee of either.

      4.3.  The  Trust or its designee shall furnish, or shall  cause  to  be furnished, to the Company or its designees, each piece of sales literature or

other   promotional  material  in  which  the  Company  and/or  its  Separate

Account(s),  are named at least fifteen (15) days prior to its use.  No  such material  shall  be used if the Company or its designee object  to  such  use within fifteen (15) days after receipt of such material.

      4.4.  The  Trust and KFSC shall not give any information  or  make  any representations  or  statements on behalf of the Company  or  concerning  the

Company, any Separate Account, or the Variable Insurance Products other  than the  information or representations contained in a registration statement  or prospectus  for  such  Variable  Insurance  Products,  as  such  registration statement and prospectus may be amended or supplemented from time to time, or in published reports for such Separate Account which are in the public domain or approved by the Company for distribution to Owners, or in sales literature or other promotional material approved by the Company or its designee, except with the permission of the Company.

     4.5. The Trust will provide to the Company at least one complete copy of all  registration statements, prospectuses, SAIs, reports, proxy  statements,

sales literature and other promotional materials, applications for exemption,

requests for no-action letters, and all amendments to any of the above,  that relate to the Trust or its shares, contemporaneously with the filing of  such document with the SEC or other regulatory authorities.

     4.6. The Company will provide to the Trust at least one complete copy of all  registration statements, prospectuses, SAIs, reports, solicitations  for voting  instructions,  sales  literature  and  other  promotional  materials,

applications  for  exemption,  requests  for  no-action  letters,   and   all

amendments  to  any  of  the  above, that relate to  the  Variable  Insurance

Products or any Separate Account, contemporaneously with the filing  of  such document with the SEC.

      4.7. For purposes of this Article IV., the phrase "sales literature  or other  promotional material" includes, but is not limited to,  advertisements

(such  as  material published, or designed for use in, a newspaper, magazine,

or   other  periodical,  radio,  television,  telephone  or  tape  recording,

videotape  display,  signs or billboards, motion pictures,  or  other  public media), sales literature (i.e., any written communication distributed or made

generally   available  to  customers  or  the  public,  including  brochures,

circulars,  research  reports, market letters, form  letters  seminar  texts,

reprints  or  excerpts  of  any  other advertisement,  sales  literature,  or published article), educational or training materials or other communications distributed  or made generally available to some or all agents or  employees,

and  registration  statements, prospectuses, SAIs, shareholder  reports,  and proxy materials.

ARTICLE V.  Fees and Expenses

      5.1.  The Trust and KFSC shall pay no fee or other compensation to  the

Company  under this Agreement, except that if the Trust or any Series  adopts and  implements  a  plan  pursuant  to Rule  12b-1  to  finance  distribution expenses,  then  KFSC may make payments to the Company or to the  underwriter for  the  Variable Insurance Products if and in amounts agreed to by KFSC  in writing  and such payments will be made out of existing fees payable to  KFSC by  the  Trust for this purpose.  No such payments shall be made directly  by

the  Trust.   Currently, no such plan pursuant to Rule 12b-1 or payments  are contemplated.

      5.2.  All  expenses  incident to performance by the  Trust  under  this

Agreement shall be paid by the Trust.  The Trust shall see to it that all its shares  are  registered  and  authorized  for  issuance  in  accordance  with applicable  federal  law and, if and to the extent deemed  advisable  by  the

Trust,  in  accordance with applicable state laws prior to their  sale.   The

Trust  shall  bear  the  expenses of registration and  qualification  of  the

Trust's  shares,  preparation  and  filing  of  the  Trust's  prospectus  and registration  statement, proxy materials and reports, setting the  prospectus in  type,  setting in type and printing the proxy materials  and  reports  to shareholders  (including the costs of printing a prospectus that  constitutes an  annual report), the preparation of all statements and notices required by any  federal or state law, and all taxes on the issuance or transfer  of  the

Trust's shares.

      5.3.  The  Company shall bear the expenses of distributing the  Trust's proxy materials and reports to Owners.

ARTICLE VI.  Diversification

      6.1.  The  Trust  will  at  all times invest money  from  the  Variable

Insurance  Products  in  such a manner as to ensure  that,  insofar  as  such investment  is  required  to assure such treatment,  the  Variable  Insurance

Products  will  be  treated as variable contracts  under  the  Code  and  the regulations issued thereunder.  Without limiting the scope of the  foregoing,

the  Trust will at all times comply with Section 817(h) of the Code  and  the

Treasury  Regulations thereunder relating to the diversification requirements for  variable  annuity,  endowment,  or  life  insurance  contracts  and  any amendments or other modifications to such Section or Regulations.

ARTICLE VII.  Potential Conflicts

      7.1.  The  Trustees  will monitor the Trust for the  existence  of  any material  irreconcilable  conflict between the interests  of  the  Owners  of

separate  accounts  of  the  Company investing  in  the  Trust.   A  material

irreconcilable  conflict may arise for a variety of reasons, including:   (a)

an  action  by  any state insurance regulatory authority;  (b)  a  change  in

applicable   federal  or  state  insurance,  tax,  or  securities   laws   or

regulations,  or  a  public  ruling,  private  letter  ruling,  no-action  or interpretive  letter, or any similar action by insurance, tax, or  securities regulatory  authorities; (c) an administrative or judicial  decision  in  any relevant  proceeding; (d) the manner in which the investments of  any  Series are  being managed; (e) a difference in voting instructions given by variable annuity contract and variable life insurance policy owners; or (f) a decision by  an  insurer to disregard the voting instructions of Owners.  The Trustees shall  promptly  inform  the  Company  if  they  determine  that  a  material irreconcilable conflict exists and the implications thereof.

      7.2.  The  Company  will  report any potential  or  existing  conflicts

(including the occurrence of any event specified in paragraph 7.1. which  may

give  rise  to  such a conflict) of which it is aware to the  Trustees.   The

Company will assist the Trustees in carrying out their responsibilities under the  Shared  Funding  Exemptive Order, by providing  the  Trustees  with  all information  reasonably  necessary for the Trustees to  consider  any  issues

raised.   This includes, but is not limited to, an obligation by the  Company to inform the Trustees whenever Owner voting instructions are disregarded.

     7.3. If it is determined by a majority of the Trustees, or a majority of its  disinterested Trustees, that a material irreconcilable conflict  exists,

the  Company  and  other Participating Insurance Companies  shall,  at  their expense and to the extent reasonably practicable (as determined by a majority of  the  disinterested Trustees), take whatever steps are necessary to remedy or eliminate the material irreconcilable conflict, up to and including:  (1),

withdrawing  the assets allocable to some or all of the separate accounts  of

Participating  Insurance  Companies  from  the  Trust  or  any   Series   and

reinvesting such assets in a different investment medium, including (but  not limited  to) another Series of the Trust, or submitting the question  whether such  segregation should be implemented to a vote of all affected Owners and,

as  appropriate,  segregating  the assets of  any  appropriate  group  (i.e.,

annuity contract owners, life insurance contract owners, or variable contract owners of one or more Participating Insurance Companies) that votes in  favor of  such segregation, or offering to the affected Owners the option of making such  a  change;  (2),  establishing a new registered  management  investment company or managed separate account; and (3) obtaining SEC approval.

      7.4. If a material irreconcilable conflict arises because of a decision

by   the  Company  to disregard Owner voting instructions and  that  decision

represents  a  minority  position or would preclude  a  majority  vote,   the

Company  may  be required, at the Trust's election, to withdraw the  affected

Separate  Account's  investment in the Trust and  terminate  this  Agreement;

provided,  however that such withdrawal and termination shall be  limited  to the  extent  required  by the foregoing material irreconcilable  conflict  as determined  by a majority of the disinterested Trustees.  Any such withdrawal and  termination must take place within six (6) months after the Trust  gives written notice that this provision is being implemented, and until the end of that  six  (6)  month  period KFSC and Trust shall  continue  to  accept  and implement orders by  the Company for the purchase (and redemption) of  shares of the Trust.

      7.5.  If a material irreconcilable conflict arises because a particular state  insurance  regulator's decision applicable to  the  Company  conflicts with  the majority of other state regulators, then  the Company will withdraw the  affected  Separate Account's investment in the Trust and terminate  this

Agreement  within six (6) months after the Trustees inform   the  Company  in

writing  that they have determined that such decision has created a  material

irreconcilable   conflict;  provided,  however,  that  such  withdrawal   and

termination shall be limited to the extent required by the foregoing material irreconcilable  conflict  as determined by a majority  of  the  disinterested

Trustees.   Until  the end of the foregoing six (6) month  period,  KFSC  and

Trust  shall continue to accept and implement orders by  the Company for  the purchase (and redemption) of shares of the Trust.

      7.6.  For  purposes of Sections 7.3. through 7.6. of this Agreement,  a majority  of the disinterested Trustees shall determine whether any  proposed action  adequately remedies any material irreconcilable conflict, but  in  no event  will the Trust be required to establish a new funding medium  for  the

Variable  Insurance  Products. The Company shall not be required  by  Section

7.3. to establish a new funding medium for the Variable Insurance Products if an  offer  to  do  so  has  been declined by vote of  a  majority  of  Owners

materially  adversely affected by the material irreconcilable  conflict.   In

the  event  that  the Trustees determine that any proposed  action  does  not

adequately  remedy any material irreconcilable conflict,  then   the  Company

will  withdraw  the affected Separate Account's investment in the  Trust  and terminate this Agreement within six (6) months after the Trustees inform  the

Company  in  writing of the foregoing determination, provided, however,  that such  withdrawal and termination shall be limited to the extent  required  by any  such material irreconcilable conflict as determined by a majority of the disinterested Trustees.

      7.7.  If and to the extent that Rule 6e-2 and Rule 6e-3(T) are amended,

or  Rule  6e-3 is adopted, to provide exemptive relief from any provision  of the  1940  Act or the rules promulgated thereunder with respect to  mixed  or shared  funding (as defined in the Shared Funding Exemptive Order)  or  terms and  conditions  materially  different from those  contained  in  the  Shared

Funding  Exemptive  Order,  then  (a)  the  Trust  and/or  the  Company,   as

appropriate, shall take such steps as may be necessary to comply  with  Rules

6e-2  and 6e-3(T), as amended, and Rule 6e-3, as adopted, to the extent  such rules  are  applicable; and (b) Sections 3.4., 3.5., 7.1., 7.2., 7.3.,  7.4.,

and  7.5. of this Agreement shall continue in effect only to the extent  that terms  and  conditions substantially identical to such Sections are contained in such Rule(s) as so amended or adopted.

ARTICLE VIII.  Indemnification

8.1. Indemnification By The Company

      8.1.(a).   The Company will indemnify and hold harmless the  Trust  and each  of its Trustees and Officers and each person, if any, who controls  the

Trust  within  the  meaning of Section 15 of the 1933 Act (collectively,  the

"Indemnified Parties" for purposes of this Section 8.1.) against any and  all losses,  claims, damages, liabilities (including amounts paid  in  settlement with  the written consent of the Company) or litigation (including legal  and other  expenses), to which the Indemnified Parties may become  subject  under any  statute, regulation, at common law or otherwise, insofar as such losses,

claims,  damages, liabilities or expenses (or actions in respect thereof)  or settlements are related to the sale or acquisition of the Trust's  shares  or the Variable Insurance Products and:

          (i)   arise  out  of  or  are based upon any untrue  statements  or alleged  untrue  statements of any material fact contained  in  the registration  statement  or prospectus for the  Variable  Insurance

          Products  or  contained in the sales literature  for  the  Variable

          Insurance  Products (or any amendment or supplement to any  of  the foregoing), or arise out of or are based upon the omission  or  the alleged  omission to state therein a material fact required  to  be stated  therein  or  necessary to make the statements  therein  not misleading,  provided that this Agreement to  indemnify  shall  not apply as to any Indemnified Party if such statement or omission  or such alleged statement or omission was made in reliance upon and in conformity with information furnished in writing to the Company  by or  on behalf of the Trust for use in the registration statement or prospectus  for the Variable Insurance Products or in the  Variable

          Insurance  Products  or  sales  literature  (or  any  amendment  or supplement) or otherwise for use in connection with the sale of the

          Variable Insurance Products or Trust shares; or

          (ii)  arise  out of or are based upon statements or representations

          (other   than  statements  or  representations  contained  in   the

          registration statement, Prospectus or sales literature of the Trust

          not  supplied  by   the Company, or persons under its  control)  or

          wrongful conduct of the Company or persons under its control,  with respect  to  the  sale  or distribution of the  Variable  Insurance

          Products or Trust shares; or

          (iii)      arise  out  of any untrue statement  or  alleged  untrue

          statement of a material fact contained in a registration statement,

          Prospectus,  or  sales  literature of the Trust  or  any  amendment thereof  or supplement thereto or the omission or alleged  omission to  state therein a material fact required to be stated therein  or necessary to make the statements therein not misleading if  such  a statement  or  omission  was  made  in  reliance  upon  information furnished  in writing to the Trust by or on behalf of the  Company;

          or

          (iv)  arise  out  of or result from any failure by the  Company  to provide the services and furnish the materials contemplated by this

          Agreement; or

          (v)   arise  out  of  or  result from any material  breach  of  any

          representation  and/or  warranty  made  by  the  Company  in   this

          Agreement or arise out of or result from any other material  breach of this Agreement by the Company.

      8.1.(b).  The  Company shall not be liable under  this  indemnification provision  with  respect  to  any  losses, claims,  damages,  liabilities  or litigation to which an Indemnified Party would otherwise be subject by reason of  such Indemnified Party's willful misfeasance, bad faith, or negligence in the  performance  of such Indemnified Party's duties or  by  reason  of  such

Indemnified  Party's reckless disregard of obligations or duties  under  this

Agreement or to the Trust, whichever is applicable.

      8.1.(c).  The  Company shall not be liable under  this  indemnification provision with respect to any claim made against an Indemnified Party  unless such  Indemnified Party shall have notified the Company in writing  within  a reasonable  time  after  the  summons or other  first  legal  process  giving information  of  the  nature of the claim shall have been  served  upon  such

Indemnified Party (or after such Indemnified Party shall have received notice of  such  service on any designated agent), but failure to notify the Company of any such claim shall not relieve the Company from any liability which they may  have  to  the  Indemnified Party against whom  such  action  is  brought

otherwise  than on account of this indemnification provision.   In  case  any

such action is brought against the Indemnified Parties, the Company shall  be entitled  to participate, at its own expense, in the defense of such  action.

The  Company  also  shall  be entitled to assume the  defense  thereof,  with

counsel  satisfactory to the party named in the action.   After  notice  from

the  Company  to  such party of the election of  the Company  to  assume  the defense  thereof, the Indemnified Party shall bear the fees and  expenses  of any additional counsel retained by it, and the Company will not be liable  to such  party under this Agreement for any legal or other expenses subsequently incurred  by such party independently in connection with the defense  thereof other than reasonable costs of investigation.

     8.1.(d). The Indemnified Parties will promptly notify the Company of the commencement of any litigation or proceedings against them in connection with the issuance or sale of the Trust shares or the Contracts or the operation of the Trust.

8.2. Indemnification By the Trust

      8.2.(a).  The Trust will indemnify and hold harmless the  Company,  and each of its directors and officers and each person, if any, who controls  the

Company  within the meaning of Section 15 of the 1933 Act (collectively,  the

"Indemnified Parties" for purposes of this Section 8.2.) against any and  all losses,  claims, damages, liabilities (including amounts paid  in  settlement with  the  written consent of the Trust) or litigation (including  legal  and other expenses) to which the Indemnified Parties may become subject under any statute,  regulation  at  common law or otherwise, insofar  as  such  losses,

claims,  damages, liabilities or expenses (or actions in respect thereof)  or settlements result from the gross negligence, bad faith or willful misconduct of  the Trustees or any member thereof, are related to the operations of  the

Trust and:

          (i)   arise as a result of any failure by the Trust to provide  the services  and  furnish  the  materials  under  the  terms  of  this

          Agreement  (including a failure to comply with the  diversification requirements specified in Article VI. of this Agreement); or

          (ii)  arise  out  of  or  result from any material  breach  of  any representation and/or warranty made by the Trust in this  Agreement or  arise out of or result from any other material breach  of  this

          Agreement  by the Trust; as limited by and in accordance  with  the provisions of Sections 8.2.(b). and 8.2.(c). hereof.

      8.2.(b).  The  Trust  shall  not be liable under  this  indemnification provision  with  respect  to  any  losses, claims,  damages,  liabilities  or litigation to which an Indemnified Party would otherwise by subject by reason of  such  Indemnified  Party's  willful  misfeasance,  bad  faith,  or  gross negligence in the performance of such Indemnified Party's duties or by reason of  such  Indemnified  Party's reckless disregard of obligations  and  duties under  this  Agreement or to the Company, the Trust, KFSC  or  each  Separate

Account, whichever is applicable.

      8.2.(c).  The  Trust  shall  not be liable under  this  indemnification provision with respect to any claim made against an Indemnified Party  unless such  Indemnified  Party shall have notified the Trust in  writing  within  a reasonable  time  after  the  summons or other  first  legal  process  giving information  of  the  nature  of  the  claim  shall  have  served  upon  such

Indemnified Party (or after such Indemnified party shall have received notice of  such service on any designated agent), but failure to notify the Trust of any  such claim shall not relieve the Trust from any liability which  it  may have  to  the Indemnified Party against whom such action is brought otherwise than  on account of this indemnification provision.  In case any such  action is  brought  against the Indemnified Parties, the Trust will be  entitled  to

participate,  at  its own expense, in the defense thereof.   The  Trust  also

shall be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action.  After notice from the Trust to such party  of the  Trust's  election to assume the defense thereof, the  Indemnified  Party shall  bear the fees and expenses of any additional counsel retained  by  it,

and  the  Trustees will not be liable to such party under this Agreement  for any legal or other expenses subsequently incurred by such party independently in  connection  with  the  defense thereof other  than  reasonable  cases  of investigations.

      8.2.(d). The Company and KFSC agree promptly to notify the Trust of the commencement  of any litigation or proceedings against them or any  of  their respective  officers  or  directors in connection with  this  Agreement,  the issuance  or sale of the Contracts, with respect to the operation  of  either

Account, or the sale or acquisition of shares of the Trust.

ARTICLE IX.  Applicable Law

      9.1.  This  Agreement  shall be construed  and  the  provisions  hereof interpreted  under  and in accordance with the laws of  the  Commonwealth  of

Massachusetts  provided, however, that if such laws or any of the  provisions of  this  Agreement conflict with applicable provisions of the 1940 Act,  the latter shall control.

     9.2. This Agreement shall be made subject to the provisions of the 1933,

1934,  and  1940 Acts, and the rules and regulations and rulings  thereunder,

including such exemptions from those statutes, rules and regulations  as  the

SEC  may  grant (including, but not limited to, the Shared Funding  Exemptive

Order)  and the terms hereof shall be interpreted and construed in accordance therewith.

ARTICLE X.  Termination

     10.1. This Agreement shall terminate:

      (a) at the option of any party upon one (1) year advance written notice to  the  other  parties; provided, however such notice  shall  not  be  given earlier than one (1) year following the date of this Agreement; or

      (b)  at the option of  the Company to the extent that shares of  Series are  not  reasonably  available  to meet the  requirements  of  the  Variable

Insurance Products as determined by  the Company, provided however, that such

termination shall apply only to the Series not reasonably available.   Prompt

notice of the election to terminate for such cause shall be furnished by  the

Company; or

      (c)  at the option of the Trust in the event that formal administrative proceedings are instituted against  the Company or KFSC by the NASD, the SEC,

the  Insurance Commissioner or any other regulatory body regarding the duties

of   the  Company under this Agreement or related to the sale of the Variable

Insurance  Products, with respect to the operation of a Separate Account,  or the  purchase  of  the  Trust  shares,  provided,  however,  that  the  Trust determines  in  its  sole judgement exercised in good faith,  that  any  such administrative  proceedings  will have a material  adverse  effect  upon  the ability of  the Company to perform its obligations under this Agreement or of

KFSC  to  perform its obligations under its underwriting agreement  with  the

Trust; or

     (d) at the option of the Company in the event that formal administrative proceedings  are instituted against the Trust by the NASD, the  SEC,  or  any state  securities  or  insurance department or  any  other  regulatory  body,

provided,  however,  that   the  Company  determine  in  its  sole  judgement

exercised in good faith, that any such administrative proceedings will have a material  adverse  effect  upon the ability  of  the  Trust  to  perform  its obligations under this Agreement; or

      (e)  with  respect to a Separate Account, upon requisite  authority  to substitute  the  shares  of  another investment company  for  shares  of  the corresponding  Series  of  the Trust in accordance  with  the  terms  of  the

Variable  Insurance Products for which those Series shares had been  selected to  serve  as the underlying investment media.  The Company will give  thirty

(30)  days'  prior written notice to the Trust of the date  of  any  proposed action to replace the Trust shares; or

     (f) at the option of the Company, in the event any of the Trust's shares are  not registered, issued or sold in accordance with applicable federal and any  state law or such law precludes the use of such shares as the underlying investment media of the Variable Insurance Products issued or to be issued by the Company; or

      (g) at the option of  the Company, if the Trust ceases to qualify as  a

Regulated  Investment Company under Subchapter M of the  Code  or  under  any successor  or similar provision, or if  the Company reasonably believes  that the Trust may fail to so qualify; or

      (h)  at  the  option of  the Company, if the Trust fails  to  meet  the diversification requirements specified in Article VI. hereof; or

     (i) at the option of either the Trust or KFSC, if (1) the Trust or KFSC,

respectively,  shall determine, in their sole judgement reasonably  exercised in  good  faith, that  the Company has suffered a material adverse change  in its  business  or  financial condition or is the subject of material  adverse publicity  and  such material adverse publicity will have a material  adverse impact upon the business and operations of either the Trust or KFSC, (2)  the

Trust or KFSC shall notify  the Company in writing of such determination  and its intent to terminate this Agreement, and (3) after considering the actions taken by  the Company and any other changes in circumstances since the giving of  such  notice, such determination of the Trust or KFSC shall  continue  to apply  on the sixtieth (60th) day following the giving of such notice,  which sixtieth (60th) day shall be the effective date of termination; or

      (j) at the option of  the Company, if (1)  the Company shall determine,

in  its  sole  judgment reasonably exercised in good faith, that  either  the

Trust  or  KFSC  has suffered a material adverse change in  its  business  or financial condition or is the subject of material adverse publicity  and such material  adverse  publicity will have a material  adverse  impact  upon  the business  and operations of  the Company, (2)  the Company shall  notify  the

Trust  and  KFSC in writing of such determination and its intent to terminate the  Agreement,  and  (3) after considering the actions taken  by  the  Trust and/or  KFSC and any other changes in circumstances since the giving of  such notice, such determination shall continue to apply on the sixtieth (60th) day following the giving of such notice, which sixtieth (60th) day shall  be  the effective date of termination; or

     (k) at the option of either the Trust or KFSC, if  the Company gives the

Trust  and KFSC the written notice specified in Section 10.3.(a). hereof  and at  the  time  such  notice  was given there was  no  notice  of  termination outstanding  under  any other provision of this Agreement; provided,  however any  termination  under this Section 10.1.(k). shall be effective  forty-five

(45) days after the notice specified in 10.3.(a). was given.

      10.2. It is understood and agreed that the right of any party hereto to terminate  this Agreement pursuant to Section 10.1.(a). may be exercised  for any reason or for no reason.

      10.3.  Notice Requirement.  No termination of this Agreement  shall  be effective  unless and until the party terminating this Agreement gives  prior written  notice  to  all other parties to this Agreement  of  its  intent  to terminate  which  notice  shall set forth the  basis  for  such  termination.

Furthermore,

      (a)  in the event that any termination is based upon the provisions  of

Article VII., or the provision of Section 10.1.(a)., 10.1.(i)., 10.1.(j).  or

10.1.(k).  of  this Agreement, such prior written notice shall  be  given  in advance  of the effective date of termination as required by such provisions;

and

      (b)  in the event that any termination is based upon the provisions  of

Section  10.1.(c). or 10.1.(d). of this Agreement, such prior written  notice shall  be  given  at  least ninety (90) days before  the  effective  date  of termination.

      10.4.  Effect of Termination.  Notwithstanding any termination of  this

Agreement,  the Trust and KFSC shall at the option of  the Company,  continue to  make  available additional shares of the Trust pursuant to the terms  and conditions of this Agreement, for all Variable Insurance Products  in  effect on  the effective date of termination of this Agreement (hereinafter referred to  as "Existing Products").  Specifically, without limitation, the Owners of the  Existing  Products shall be permitted to reallocate investments  in  the

Trust,  redeem investments in the Trust and/or invest in the Trust  upon  the

making  of  additional  purchase payments under the Existing  Products.   The

parties  agree  that this Section 10.4. shall not apply to  any  terminations under Article VII. and the effect of such Article VII. terminations shall  be governed by Article VII. of this Agreement.

      10.5.  The  Company shall not redeem Trust shares attributable  to  the

Variable Insurance Products (as opposed to Trust shares attributable  to  the

Company's  assets  held in a Separate Account) except  (i)  as  necessary  to implement  Owner initiated transactions, or (ii) as required by state  and/or federal  laws or regulations or judicial or other legal precedent of  general application  (hereinafter  referred to as a "Legally  Required  Redemption").

Upon  request, the Company will promptly furnish to the Trust  and  KFSC  the opinion  of  counsel  for  the  Company (which counsel  shall  be  reasonably satisfactory  to  the  Trust  and KFSC) to the  effect  that  any  redemption pursuant to clause (ii) above is a Legally Required Redemption.  Furthermore,

except  in  cases  where permitted under the terms of the Variable  Insurance

Products, the Company shall not prevent Owners from allocating payments to  a

Series  that  was  otherwise available under the Variable Insurance  Products without  first  giving the Trustee or KFSC ninety (90) days notice  of  their intention to do so.

ARTICLE XI.  Notices

      Any  notice  shall  be sufficiently given when sent  by  registered  or certified  mail  to the other party at the address of such  party  set  forth below or at such other address as such party may from time to time specify in writing to the other party.

     If to the Trust:

          c/o Liberty Investment Services, Inc.
          600 Atlantic Avenue
          Boston, Massachusetts  02210
          Attention:  Secretary

     If to the Company:

          Keyport Benefit Life Insurance Company
          Service Office
          125 High Street
          Boston, MA  02110
          Attention:  General Counsel

     If to KFSC:

          Keyport Financial Services, Corp.
          125 High Street
          Boston, Massachusetts  02110
          Attention:  Secretary

ARTICLE XII.  Miscellaneous

     12.1. All persons dealing with Trust must look solely to the property of the  Trust for the enforcement of any claims against the Trust hereunder  and

otherwise   understand  that  neither  the  Trustees,  officers,  agents   or

shareholders  of  the Trust have any personal liability for  any  obligations entered into by or on behalf of the Trust.

      12.2.  Subject  to  the  requirements of legal process  and  regulatory authority,  each  Party  hereto shall treat as  confidential  the  names  and addresses  of  the  Owners  and  all  information  reasonably  identified  as confidential in writing be any other party hereto and, except as permitted by this  Agreement, shall not disclose, disseminate or utilize  such  names  and addresses and other confidential information until such time as it  may  come into  the  public domain without the express written consent of the  affected party.

      12.3.  The  captions in this Agreement are included for convenience  of reference only and in no way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

      12.4.  This  Agreement may be executed simultaneously in  two  or  more counterparts, each of which taken together shall constitute one and the  same instrument.

      12.5.  If any provision of this Agreement shall be held or made invalid by  a  court  decision,  statute, rule or otherwise,  the  remainder  of  the

Agreement shall not be effected thereby.

      12.6.  Each party hereto shall cooperate with each other party and  all appropriate governmental authorities (including without limitation  the  SEC,

the  NASD,  the Internal Revenue Service and state insurance regulators)  and shall  permit such authorities reasonable access to its books and records  in connection  with any investigation or inquiry relating to this  Agreement  or the transactions contemplated hereby.

      12.7. The Trust and KFSC agree that to the extent any advisory or other fees  received by the Trust, KFSC, or Stein Roe are determined to be unlawful in appropriate legal or administrative proceedings, the Trust shall indemnify and  reimburse the Company for any out of pocket expenses and actual  damages the Company has incurred as a result of any such proceeding, provided however that  the  provision of Section 8.2.(b). of this and 8.2.(c). shall apply  to such indemnification and reimbursement obligation.  Such indemnification  and reimbursement  obligation shall be in addition to any  other  indemnification and reimbursement obligations of the Trust under this Agreement.

      12.8.  The rights, remedies and obligations contained in this Agreement are  cumulative  and  are  in addition to any and all  rights,  remedies  and obligation,  at  law or in equity, which the parties hereto are  entitled  to under state and federal laws.

     IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to  be  executed  in  its  name  and on its behalf  by  its  duly  authorized representative  and its seal to be hereunder affixed hereto as  of  the  date specified below.

                         KEYPORT BENEFIT LIFE INSURANCE COMPANY
                         By its authorized officer,

                         By:  /s/Stephen B. Bonner

                         Title:  Senior Vice President

                         Date:   5-11-98

                         KEYPORT FINANCIAL SERVICES CORP.
                         By its authorized officer,

                         By:   /s/James J. Klopper

                         Title:  Clerk

                         Date:   5-11-98

                         STEINROE VARIABLE INVESTMENT TRUST
                         By its authorized officer,

                         By:  /s/Kevin M. Carome

                         Title:  Secretary

                         Date:   5/20/98



                                 Schedule A




Individual and group variable annuity contracts and certificates.

Individual variable life contracts.


                                                      EXHIBIT 10


                        CONSENT OF INDEPENDENT AUDITORS





   We consent to the reference to our firm under the caption "Experts" in the Statement of Additional Information and to the use of our report dated March 13, 1998, with respect to the financial statements of Keyport Benefit Life Insurance Company (formerly American Benefit Life Insurance Company), included in this Pre-Effective Amendment No. 1 to the Registration Statement (Form N-4, Nos. 333-45727 and 811-08635) and related prospectus for the registration of its group annuity contracts.






                                                 /s/ERNST & YOUNG LLP



Des Moines, Iowa
June 9, 1998


                                                      EXHIBIT 27
[ARTICLE] 7

[PERIOD-TYPE]                   12-MOS
[FISCAL-YEAR-END]                          DEC-31-1997
[PERIOD-END]                               DEC-31-1997
[DEBT-HELD-FOR-SALE]                                 0
[DEBT-CARRYING-VALUE]                        2,995,943
[DEBT-MARKET-VALUE]                                  0
[EQUITIES]                                           0
[MORTGAGE]                                           0
[REAL-ESTATE]                                        0
[TOTAL-INVEST]                                       0
[CASH]                                       3,451,475
[RECOVER-REINSURE]                                   0
[DEFERRED-ACQUISITION]                               0
[TOTAL-ASSETS]                               9,311,778
[POLICY-LOSSES]                                      0
[UNEARNED-PREMIUMS]                                  0
[POLICY-OTHER]                                 169,056
[POLICY-HOLDER-FUNDS]                                0
[NOTES-PAYABLE]                                      0
[PREFERRED-MANDATORY]                                0
[PREFERRED]                                          0
[COMMON]                                     2,000,000
[OTHER-SE]                                   4,089,000
[TOTAL-LIABILITY-AND-EQUITY]                 9,311,778
[PREMIUMS]                                      37,387
[INVESTMENT-INCOME]                            562,822
[INVESTMENT-GAINS]                                   0
[OTHER-INCOME]                                   7,902
[BENEFITS]                                   1,368,614
[UNDERWRITING-AMORTIZATION]                          0
[UNDERWRITING-OTHER]                          <936,951>
[INCOME-PRETAX]                                176,448
[INCOME-TAX]                                    66,328
[INCOME-CONTINUING]                            110,120
[DISCONTINUED]                                       0
[EXTRAORDINARY]                                      0
[CHANGES]                                            0
[NET-INCOME]                                   110,120
[EPS-PRIMARY]                                        0
[EPS-DILUTED]                                        0
[RESERVE-OPEN]                                  45,600
[PROVISION-CURRENT]                                  0
[PROVISION-PRIOR]                               38,984
[PAYMENTS-CURRENT]                                   0
[PAYMENTS-PRIOR]                                25,560
[RESERVE-CLOSE]                                 59,024
[CUMULATIVE-DEFICIENCY]                              0